Form 20-F
period 2003-06-30
GOLDBELT RESOURCES LTD
filed 2006-01-19
CIK 1013785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-28296

GOLDBELT RESOURCES LTD.
(Exact name of registrant as specified in its charter)

Yukon, Canada
(Jurisdiction of incorporation or organization)

Sterling Tower, 372 Bay Street, Suite 1201
Toronto, Ontario, Canada, M5H 2W9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par Value
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

4,655,137

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.              Yes       No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                 Yes             No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.         Yes         No

Indicate by a check mark which financial statement item the registrant has elected to follow.      Item 17        Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       Yes       No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.       Not Applicable

Table of Contents

FORWARD-LOOKING STATEMENTS		5
GLOSSARY OF TERMS AND DEFINITIONS		6
PART 1		9
Item 1. Identity of Directors, Senior Management and Advisers		9
Item 2. Offer Statistics and Expected Timetable		9
Item 3. Key Information		9
A.	Selected financial data	9
B.	Capitalization and Indebtedness	11
C.	Reasons for the offer and use of proceeds	11
D.	Risk factors	11
Item 4. Information on the Company		15
A.	History and Development of Goldbelt Resources	15
B.	Business Overview	18
C.	Organizational Structure	21
D.	Property, Plants and Equipment	21
Item 4A. Unresolved Staff Comments		31
Item 5. Operating and Financial Review and Prospects		32
A.	Operating results	32
B.	Liquidity and capital resources	33
C.	Research and development, patents and licenses, etc	33
D.	Trend information	33
E.	Off-balance sheet arrangements	33
F.	Tabular disclosure of contractual obligations	33
Item 6. Directors, Senior Management and Employees		34
A.	Directors and senior management	34
B.	Compensation	35
C.	Board practices	36
D.	Employees	42
E.	Share Ownership	42
Item 7. Major Shareholders and Related Party Transactions		43
A.	Major shareholders	43
B.	Related Party Transactions	44
C.	Interests of experts and counsel	45
Item 8. Financial Information		45
A.	Consolidated Statements and Other Financial Information	45
B.	Significant Changes	45
Item 9. The Offer and Listing		46
A.	Offer and listing details	46
B.	Plan of distribution	47
C.	Markets	47
D.	Selling shareholders	47
E.	Dilution	48
F.	Expenses of the issue	48
Item 10. Additional Information		48
A.	Share capital	48

B.	Memorandum and articles of association	48
C.	Material Contracts	50
D.	Exchange controls	50
E.	Taxation	50
F.	Dividends and paying agents	51
G.	Statement by experts	51
H.	Documents on display	51
I.	Subsidiary Information	51
Item 11. Quantitative and Qualitative Disclosures About Market Risk		52
Item 12. Description of Securities Other than Equity Securities		52
PART 2		52
Item 13. Defaults, Dividend Arrearages and Delinquencies		52
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		52
Item 15. Controls and Procedures		52
Item 16A. Audit Committee Financial Expert		52
Item 16B. Code of Ethics		52
Item 16C. Principal Accountant Fees and Services		53
Item 16D. Exemptions from the Listing Standards for Audit Committees		53
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		53
PART 3		53
Item 17. Financial Statements		53
Item 18. Financial Statements		53
Item 19. Exhibits		53
A.	Financial Statements	53
B.	Exhibits	54

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report under Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects and elsewhere in this annual report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  estimates of the mineral resources with respect to lands in which we have an interest;

  our exploration and development plans with respect to lands in which we have an interest;

  our future stability and growth prospects;

  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

  our future profitability and capital needs, including capita expenditures;

  the outlook for and other future developments in our affairs or in the industries in which we participate; and

  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "predicts", "estimates", "forecasts" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under "Risk Factors".

Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report on Form 20-F may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this annual report on Form 20-F are made only as at the date of this annual report on Form 20-F. We do not intend, and do not assume any obligation, to update these forward- looking statements, except as required by law.

GLOSSARY OF TERMS AND DEFINITIONS

The following is a glossary of technical terms, which are used in this registration statement to describe Goldbelt Resources' business.

"Au" means gold

"diamond drill" means a type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The hollow-centered cutting bit is attached to the end of long hollow drill rods that are rotated and through which water is pumped to the cutting face of the bit. The drill cuts a circle, the rock core of which is recovered in long cylindrical sections, an inch or more in diameter.

"dilution" means the incorporation of waste or low grade rock with ore during the mining process resulting in lower grade

"disseminated ore" means a scattered distribution of generally fine-grained metal bearing minerals throughout a rock body, in sufficient quantity to make the deposit an ore

"dollars" or "$" means Canadian currency unless otherwise indicated

"exploration" means prospecting, diamond drilling and other work involved in searching for ore bodies

"grade" the weight of valuable minerals in each tonne of ore

"g/t" means grams per tonne

"Indicated Mineral Resource" is a term defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and adopted in Canadian National Instrument NI 43-101 Standards for Disclosure of Mineral Projects as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Measured Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that spaced closely enough for geological and grade continuity.

"mineralization" means rock containing an undetermined amount of minerals or metals

"Mineral Reserve" is a term defined by the CIM and adopted in NI 43-101 as meaning the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. (Note below the definition of "Reserve" found in the U.S. Securities and Exchange Commission Industry Guide 7)

"Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"mineral zone" means a mineral-bearing belt or area

"Ore" is a natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated

"oz/t" means Troy ounces per short ton

"percussion drill" means a drill that operates by having the drill bit fall with force onto the rock

"preliminary assessment" means an assessment that may be disclosed under NI 43-101 if made by a qualified person, notwithstanding that it includes an economic evaluation which uses inferred mineral resources, provided that such disclosure includes a proximate statement that the assessment is preliminary in nature, that it includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized; a preliminary assessment is sometimes referred to as a "scoping study"

"Reserve" is a term defined by Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) as meaning that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 classifies reserves as either "Proven (Measured)" or "Probable (Indicated)". Proven (measured) reserves are those for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable (indicated) reserves are those for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation. Note: SEC staff has traditionally required a "bankable" or "final" feasibility study before reserves may be designed for purposes of meeting the requirements of Industry Guide 7.

"resource" or "Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"tonne" means metric tonne (2,204 pounds)

Measurements stated in metric units covert to imperial equivalents as follows:

Metric Units	Multiplied by	=Imperial Units
hectares	2.471	=acres
metres	3.281	=feet
kilometres	0.621	=miles (5,280 feet)
grams	0.032	=ounces (troy; 12 troy ozs/lb)
tonnes	1.102	=tons (short or 2,000 lbs)
grams/tonne	0.029	=ounces (troy)/ton

PART 1

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected financial data appearing below for the fiscal years ended June 30, 2003, 2002, 2001, 2000 and 1999 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements of Goldbelt Resources that appear elsewhere herein.

Goldbelt Resources' financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the table below is presented in accordance with Canadian GAAP. For the years ended June 30, 2003, 2002 and 2001 the reconciliation of the Net Loss and Net Loss Per Share to a U.S. GAAP basis is presented in Note 12 of the June 30, 2003 financial statements. The principal differences between Canadian GAAP and US GAAP that affect Goldbelt Resources' income and shareholders' equity relate to those items described in Note 12 of Goldbelt Resources' June 30, 2003 financial statements appearing elsewhere herein.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to Goldbelt Resources' audited Consolidated Financial Statements appearing elsewhere in this registration statement. The differences between US GAAP and Canadian GAAP are described in Note 12 to the accompanying June 30, 2003 audited financial statements. Significant accounting policies applied in preparing Goldbelt Resources' financial statements are set out in Note 2 to the accompanying audited financial statements.

SELECTED FINANCIAL DATA UNDER CANADIAN GAAP

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2003	2002	2001	2000	1999

Operating Revenues	Nil	Nil	Nil	Nil	Nil

Expenses	(164,986)	(113,494)	(200,720)	(108,838)	(628,388)

Other income (loss)	6,928	6,949	62,531	80,883	(321,362)

Write off of interests in	-	-	-	-	(909,349)
mineral properties

Loss from operations	(158,058)	(106,545)	(138,189)	(27,955)	(1,859,099)

Loss from continuing	(158,058)	(106,545)	(138,189)	(27,955)	(1,859,099)
operations

Loss	(158,058)	(106,545)	(138,189)	(27,955)	(1,859,099)

Loss per share	(0.03)	(0.02)	(0.03)	(0.01)	(0.39)

Loss from operations	(0.03)	(0.02)	(0.03)	(0.01)	(0.39)
per share

Loss from continuing	(0.03)	(0.02)	(0.03)	(0.01)	(0.39)
operations per share

Total Assets	361,565	479,301	600,290	490,061	568,019

Net Assets	24,366	182,424	288,969	427,158	455,112

Dividends per share	-	-	-	-	-

Deficit	(158,058)	(48,194,465)	(48,087,920)	(47,949,731)	(47,921,176)

Capital Stock	182,424	48,124,162	48,124,162	48,124,162	48,124,161

Weighted Average	4,655,137	4,655,137	4,655,137	4,655,137	4,731,762
Number of Shares

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. On December 31, 2005 a Canadian dollar (C$1.00) was exchangeable for US$0.8569 on the basis applied in the following table, which sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Period	At Period End	Average Rate	High	Low
	(all figures in US$ per C$)
Month ended December 31, 2005	0.8579	0.8610	0.8690	0.8521
Month ended November 30, 2005	0.8569	0.8463	0.8579	0.8361
Month ended October 31, 2005	0.8477	0.8493	0.8795	0.8413
Month ended September 30, 2005	0.8615	0.8491	0.8615	0.8418

Month ended August 31, 2005	0.8408	0.8304	0.8412	0.8207
Month ended July 31, 2005	0.8159	0.8178	0.8300	0.8041
Month ended June 30, 2005	0.8159	0.8063	0.8159	0.7950

Year ended June 30, 2005	0.8159	0.8000	0.8493	0.7489
Year ended June 30, 2004	0.7459	0.7441	0.7880	0.7085
Year ended June 30, 2003	0.7376	0.6620	0.7492	0.6264
Year ended June 30, 2002	0.6583	0.6375	0.6622	0.6200
Year ended June 30, 2001	0.6590	0.6581	0.6831	0.6333
Year ended June 30, 2000	0.6758	0.6786	0.6969	0.6607
Year ended June 30, 1999	0.6787	0.6622	0.6891	0.6341

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

This section describes some of the risks and uncertainties faced by Goldbelt Resources. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by Goldbelt Resources. Some risks may not be known to Goldbelt Resources and others that are not considered significant or material may turn out to be material. Investment in the common shares of Goldbelt Resources must be considered speculative and risky, since any one or more of the risks could materially impact Goldbelt Resources' business, its revenues, income, ability to raise required capital and the market price of its common shares.

Risks and Uncertainties

The Company's business is subject to a number of risks related to its exploration and development projects as well as risks related to the mining industry generally.

Political and Economic Risks of Doing Business in Burkina Faso

All of Goldbelt's mineral properties are currently located in Burkina Faso, which is a politically stable country with newly developed mining and environmental legislation in place. The fiscal laws and practices are well established and generally consistent with Western rules and regulations. However, there is no assurance that future political and economic conditions in this country will not result in its government adopting different policies respecting foreign development and ownership of mineral properties. Any changes in laws, regulations or shifts in political attitudes regarding foreign direct investment in the Burkina Faso mining industry are beyond Goldbelt's control and may adversely affect its business. Goldbelt's exploration and development activities may be affected in varying degrees by a variety of economic and political risks, including cancellation or renegotiation of contracts, changes in Burkina Faso domestic laws or regulations, changes in tax laws, royalty and tax increases, restrictions on production, price controls, expropriation of property, fluctuations in foreign currency, foreign exchange controls, import and export regulations, restrictions on the export of gold, restrictions on the ability to repatriate earnings and pay dividends offshore, restrictions on the ability to hold foreign currencies in offshore bank accounts, environmental legislation, employment practices and mine safety. In the event of a dispute regarding any of these matters, Goldbelt may be subject to the jurisdiction of courts outside of Canada, which could have adverse implications on the outcome.

Funding Requirements

Goldbelt has limited financial resources, no source of operating cash flow and no assurance that additional funding will be available for further exploration and development of its projects. Goldbelt will require additional financing from external sources to meet its operating and capital requirements. Although Goldbelt has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Goldbelt's projects with the possible forfeiture of all or parts of its properties.

Risk Associated with Title

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, except for the Kari permit, are in good standing. However, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Competition

Goldbelt competes with other mining companies that have substantially greater financial and technical resources in the search for and the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees with technical skills and experience in the mining industry. There can be no assurance that Goldbelt will be able to compete successfully with others in acquiring mineral concessions and continue to attract and retain skilled and experienced employees.

Management and dependence on key personnel

Goldbelt currently has a small executive management group, which is sufficient for the Company's present stage of development. Goldbelt has relied, and will continue to rely, upon a number of consultants and others for operating expertise. Goldbelt may need to recruit additional personnel to supplement existing management. Goldbelt's development to date has largely depended and in the future will continue to depend on the efforts of the current executive management group and the loss of a significant number of the members of this group could have a material adverse effect on Goldbelt, its business and its ability to develop its mineral properties.

Enforcement of Civil Liabilities

As substantially all of the assets of Goldbelt and its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may not be possible for investors to enforce judgments granted by a court in Canada against the assets of Goldbelt or its subsidiaries or its directors and officers residing outside of Canada.

Dividends

All of Goldbelt's available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on its common shares in the foreseeable future.

Risks Related to the Gold Mining Industry Generally

The following risks apply to the gold mining industry generally:

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Goldbelt's properties have proven and probable reserves. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, fluctuations in exchange rates, costs of development, infrastructure and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

Estimates of Mineral Reserves and Resources and Production Risks

The mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit, which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

Goldbelt has engaged expert independent technical consultants to advise it with respect to mineral resources among other things. Goldbelt believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards.

Gold Prices

Over the years, the price of gold has fluctuated widely. The marketability of gold is also affected by numerous other factors beyond Goldbelt's control, including government regulations relating to price, royalties, allowable production and importing and exporting of gold, the effect of which cannot accurately be predicted. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

Environmental and other Regulatory Requirements

Goldbelt's activities are subject to environmental regulations, which are enacted by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means standards for enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Goldbelt's current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which may be required for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that Goldbelt may undertake. Management of Goldbelt believes that the Company is in substantial compliance with all material laws and regulations, which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Goldbelt and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Item 4. Information on the Company

A. History and Development of Goldbelt Resources

1. Name of the Company

The Company's legal and commercial name is: GOLDBELT RESOURCES LTD.

2. Incorporation

Goldbelt Resources Ltd. ("Goldbelt", "Goldbelt Resources" or the "Company") was incorporated under the Company Act (British Columbia) on July 23, 1976 as a specially limited company with the name of Goldbelt Mines Inc. (Non-Personal Liability), converted to a limited company pursuant to the Company Act (British Columbia) with the name Goldbelt Mines Inc. on October 5, 1984, amalgamated with North American Metal Corporation on October 22, 1984 as one company with the name Goldbelt Mines Inc., changed its name to Goldbelt Resources Ltd. on July 15, 1991 and amalgamated with Comptoir International du Commerce Ltee on July 9, 1997 as one company with the name Goldbelt Resources Ltd. In August 2001 the Company continued its corporate jurisdiction into Yukon Territory. On December 7, 2005, the Company received approval from its shareholders to continue its corporate jurisdiction into the Province of British Columbia. This application is pending.

3. Domicile and legal form of Company

Goldbelt Resources exists as a limited liability corporation as indicated above.

Goldbelt Resources' registered office in Canada is located at 200-204 Lambert St. Whitehorse, Yukon Territory, Canada, Y1A 3T2. Its executive office is located at Sterling Tower, 372 Bay Street, Suite 1201, Toronto, Ontario, Canada, M5H 2W9; telephone – (416) 364-0557.

Goldbelt Resources is a reporting issuer in British Columbia, Alberta, Ontario and the United States, and is a multiple jurisdiction filer with SEDAR and an EDGAR filer. The Company's common shares are listed on the TSX Venture Exchange (the TSXV) under the symbol "GLD:V".

4. Important events in development of Company's Business

The Company was involved in exploration and development of precious and base mineral deposits in the Republic of Kazakhstan from 1992 to 1998. The Company did not undertake any activity in Kazakhstan from March 1998 until the final disposition of its Kazakhstan mineral interests in March 2001. For the period from December 1998 until July 2000, the Company pursued the acquisition of Regal Petroleum Corporation ("Regal") and its oil and gas interests in the Ukraine and Romania. The acquisition was never completed, as financing could not be arranged. Goldbelt and Regal dissolved plans to merge in July 2000. In March 2001, the Company sold its last remaining interest in Kazakhstan to Celtic Resources Holdings PLC ("Celtic Holdings"), a public company traded in the United Kingdom and the successor company to Dabney Industries. The Company sold its 60% interest in the Abyz deposit owned by Karagai Gold, its 25% interest in Dostyk Minerals, an exploration company with two mineral licenses in Kazakhstan, and its 50% interest in Kazgold and any claim Kazgold may have to the Leninogorsk tailings deposits. In exchange for which Celtic Resources Holdings granted Goldbelt 1.2 (pre-consolidation) million unrestricted, ordinary shares in Celtic Resources Holding, a public company traded in the United Kingdom. In fiscal 2004, the Company disposed of its remaining investments in the shares of Celtic Resources Holdings and Regal for proceeds of $1,217,743 resulting in a gain of $872,239. On March 3, 2005, the Company completed the acquisition of mineral exploration properties in Burkina Faso in western Africa and raised $8,000,000 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the

Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company is in the process of completing technical studies of the Inata Project prior to embarking on a feasibility study and in anticipation of applying for an exploitation permit to mine this property.

On December 8, 1998, the Company's shares were halted from trading on the Vancouver Stock Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. Effective as of November 20, 2002 the Company's shares were halted from further trading by the TSX Venture Exchange for failing to maintain Tier 2 Maintenance Requirements and resumed trading on September 25, 2003 on the NEX board. On March 3, 2005 the Company resumed trading on the TSX Venture Exchange after achieving Tier 2 Maintenance and Minimum Listing Requirements through the acquisition of its Burkina Faso properties and a simultaneous $8,000,000 private placement.

The Company entered into an agreement dated January 30, 2004 and amended and restated November 19, 2004, with Resolute Mining Limited ("Resolute") of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute's 100% owned subsidiaries, Resolute (West Africa) Limited ("RWA") and Resolute (West Africa) Mining Company SA ("RWASA"). The primary assets of RWA and RWASA are exploration properties in Burkina Faso in western Africa. These permits consist of the Belahourou exploration permit and ten additional exploration permits in the rest of the country. The Belahourou exploration permit covers a 1,187 km2 area in northern Burkina Faso, close to the Mali-Burkina Faso border. The Company has identified a number of deposits and gold showings along the Inata, Minfo, Souma and Fete Kole gold trends. In addition to the Belahouro exploration permit, Goldbelt has been issued ten exploration licenses covering an area of approximately 2,216 km2. The Houndé area licenses located in southwestern Burkina Faso cover an area of approximately 1,155 km2. The five licenses (Bouhaoun, Karba, Kopoi, Lamou and Wakui) in this area are immediately south of Semafo's Mana Project and immediately north of Orezone's Bondi Project. The Mandiasso and Diosso licenses cover a 500 km2 area immediately south of the Houndé area licenses. The Oka Gakinde and Guesselnay licenses cover a 496 km2 area immediately north of the Belahouro Exploration Permit. The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km2 area. The Kari License Application, also located in the Houndé area, is currently in dispute. The Company is currently in discussions with Resolute relating to the Kari permit within the Houndé area, which was not held by Resolute at the time of acquisition.

On March 3, 2005, the Company completed the acquisition (the "Acquisition") of the subsidiaries of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 6).

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at

$3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

The amount due to Resolute Mining Limited as at June 30, 2005 of $1,933,588 (US$1,573,686) is non interest bearing and due on January 31, 2006.

In accordance with the acquisition agreement, the Company is required to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements of which $8,000,000 was raised in fiscal 2005. Contemporaneously with the private placements, the Company will also be required to issue additional common shares and common share purchase warrants to Resolute.

5. Principal Business and Capital Investment in the Last Five Years

Since the disposition of its properties in Kazakhstan in fiscal 1998 and prior to the acquisition of its mineral properties in Burkina Faso in March 3, 2005, the Company did not incur expenditures on other properties. In fiscal 2004, the Company disposed of its remaining investments in the shares of Celtic Resources Holdings and Regal for proceeds of $1,217,743 resulting in a gain of $872,239. In fiscal 2005, Goldbelt Resources' principal capital expenditures have been on or in connection with its properties in Burkina Faso.

From 1999 to 2004 there were no financings. In fiscal 2005 the Company raised $8,000,000 via private placement of which $2.9 million was spent on its Burkina Faso properties. The Company acquired these properties for approximately $8 million of which $3.9 million was in the form of shares.

As of December 31 2005, approximately $11.7 million have been invested on these properties.

6. Principal Capital Expenditures in Progress

The Belahouro and other exploration programs in Burkina Faso are the only significant expenditures in progress. All exploration has been funded by external financing through issue of securities of Goldbelt Resources.

7. Takeover Offers

There has been no indication of public takeover offers in respect of Goldbelt Resources' shares.

B. Business Overview

1. The Business of the Company

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms "measured" and "indicated resources." We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Goldbelt is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

Goldbelt Resources has been exclusively in the business of acquiring and exploring resource properties. The Company is committed to establishing Goldbelt as a significant and profitable mining company in West Africa by exploring and developing known gold prospects that will create long-life mines. The Company is also focused on maximizing its opportunities for growth through acquisitions and mergers and return on its shareholders' investment, while being safety conscious and environmentally responsible.

Goldbelt acquired Resolute Limited, assets on March 3, 2005 and completed the detailed evaluation of the mineralization of the Inata Project, Belahouro License. The Company has upgraded and increased its National Instrument 43-101 estimated resource of the Inata Project of the Company's Belahouro Project. Total measured and indicated resources using a cut off grade of 0.5 g/t, have increased to 933,000 ounces of gold and inferred resources have increased to 226,000 ounces of gold, more than doubling the resources since acquiring the project. The current planned work program is to make a production decision in early 2006 by completing feasibility and environmental studies and to make application for an Exploitation License while advancing defined projects in the Belahouro license area. Goldbelt has acquired an additional 1,100 square kilometres of new exploration tenements at Gusselnay and Oka Gakinde (north of Belahouro); Bouhaoun, Karba, Kopoi, Lamou, Wakui, Mandiasso and Diosso within the Houndé greenstone belt and Ouedogo within the Koupela greenstone belt.

The climate in Burkina Faso permits the Company to conduct its exploration work year round with some interruptions during the rainy season in May to July. Goldbelt Resources has not encountered difficulties in complying with regulations regarding environmental protection.

The Company does not own any patents, trademarks or franchises that may materially affect its business. The Company, through its subsidiary, is the registered owner of the 11 exploration permits described above.

The Company has not earned any revenues in the past three years and is currently focused on the development of its mineral properties in Burkina Faso

2. Effect of Government Regulation

All of Goldbelt's mineral properties are currently located in Burkina Faso, which is a politically stable country with newly developed mining and environmental legislation in place. The fiscal laws and practices are well established and generally consistent with Western rules and regulations. However, there is no assurance that future political and economic conditions in this country will not result in its government adopting different policies respecting foreign development and ownership of mineral properties. Any changes in laws, regulations or shifts in political attitudes regarding foreign direct investment in the Burkina Faso mining industry are beyond its control and may adversely affect its business. Goldbelt's exploration and development activities may be affected in varying degrees by a variety of economic and political risks, including cancellation or renegotiation of contracts, changes in Burkina Faso domestic laws or regulations, changes in tax laws, royalty and tax increases, restrictions on production, price controls, expropriation of property, fluctuations in foreign currency, foreign exchange controls, import and export regulations, restrictions on the export of gold, restrictions on the ability to repatriate earnings and pay dividends offshore, restrictions on the ability to hold foreign currencies in offshore bank accounts, environmental legislation, employment practices and mine safety. In the event of a dispute regarding any of these matters, Goldbelt may be subject to the jurisdiction of courts outside of Canada, which could have adverse implications on the outcome.

C. Organizational Structure

The following chart presents the Company's legal corporate structure and the jurisdictions of incorporation.

Percentage values indicate percentage ownership.

D. Property, Plants and Equipment

Burkina Faso

All of Goldbelt's current exploration permits are in Burkina Faso, West Africa. Burkina Faso has a land area of 1,200,000 square miles, with a population of 12 million people and borders Ghana, Cote D'Ivoire, Mali, Niger, Benin and Togo. Its major industry is agriculture and its principal export commodity is cotton. The emergence of mining in Burkina Faso is seen by the Burkinabe government as its best opportunity to develop a new industry and garner much needed foreign currency, consequently there is significant support in Burkina Faso for foreign investment in mining. Burkina Faso is a politically stable country with a democratically elected government and newly developed mining and environmental legislation in place.

The Geology

Burkina Faso, West Africa is situated on the Birimian greenstone belt, which is contained within the West African Shield. The Birimian Series of West Africa host some of the largest gold deposits in the world, including Sadiola, Yatela, Morila and Syama in Mali, Siguiri in Guinea, and Obuasi, Bogosu, Prestea, Bibiani and the recent Newmont discovery (Akyem and Ahafo) in Ghana, and is comparable to other Archean and Proterozoic shields in Canada, Australia and Southern Africa.

Goldbelt tenement holdings in Burkina total 3,403 square kilometres contained within eleven exploration licenses these being Belahouro, Gusselnay and Oka Gakinde within the Belahouro region; Karba, Kopoi, Wakui, Bouhaoun, Lamou, Mandiasso and Diosso within the Houndé region and Ouedogo within the Koupela region. The Belahouro tenement (1,187 square kilometres) is the most advanced exploration license and contains a number of projects which can be separated into three principal geological domains as indicated on the Belahouro Project map.

Belahouro Project Map

Belahouro Project License

The Belahouro license is located 220 kilometres north of the capital Ouagadougou and approximately 45 kilometres south of the Mali border. The license covers an area of 1,187 square kilometres and contains 10 known exploration projects. A resource estimate has been established on 4 of these exploration projects: Inata, Minfo, BSF1 and BSF16.

Belahouro Geology

The Belahouro permit is located in the western part of the Djibo greenstone belt, part of the Birimian greenstone belt. The age of these formations is estimated to be from 1.6 to 2.3 billion years old. The weathering profile in the region is extensive and persists down to 100 metres depth and has a well developed laterite profile.

The geological interpretation of the Belahouro Project area initially relied on the interpretation of geophysical data and geological mapping of very limited weathered outcrop. This has been significantly enhanced by the results obtained from a number of exploration drilling programs employing different drilling techniques such as rotary air-blast, reverse circulation and diamond core drill holes.

Deposit Types

Gold within the Belahouro Project is exclusively associated with deep crustal deformation, regional metamorphism and mesothermal vein style mineralization. This is entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa.

The main deposits are:

  Inata trend gold deposits (Inata North, Central and South, Sayouba and Minfo) in the Damba-Inata volcano-sedimentary Province.

  Souma-N'Darga trend deposits (Souma Village, BSF1, BSF16 and N'Darga) in the eastern margin of Sona-Belahouro Basin.

  Fete Kole deposit in Fete Kole volcanic Province.

Damba-Inata Volcano Sedimentary Province

The Damba-Inata domain occurs in the westernmost portion of the project area and is dominated by metasediments, intermediate to mafic volcanics and volcanoclastics. To the west of the Inata trend, strong magnetic signatures are present in aeromagnetic data, which correspond to mafic volcanics and their sedimentary derivatives, such as pillow breccias. The trend varies over the strike of the prospect, from north-northwest in the south to north in the central area and north-northeast in the northern area.

Inata Trend Deposits

The principal gold mineralization is confined to the Inata and Souma trends. The three Inata deposits (North, Central and South) are located over a strike length of 4 kilometres.

The deposits are interpreted to be related to the same structural regional shear along the western margin of the Sona-Belahouro Basin. The Inata Central and Inata South represent the same mineralized trend, separated by lower grade mineralization and cross-cutting faults. Inata North lies some 300 metres west of the Inata Central-South trend. The Inata shear trends north-northeast and dips steeply to the west-northwest.

Gold mineralization is present as free grains and is generally associated with carbonate-pyrite alteration within quartz veins.

Sayouba is a small zone (strike 100 metres) of north-northwest trending gold mineralization with a dip of 60° to 70° west. It occurs in shale, siltstone, minor intermediate volcanics, and felsic porphyry.

Minfo lies on the Minfo-Filio east-west shear zone. The shear zone can be traced over a distance of 20 kilometres and is characterized by a wide zone of shearing (up to 400 metres) associated with a strong aeromagnetic trend. Mineralization is associated with massive and stringer quartz veining in black shales within an intermediate volcanic shale/siltstone package.

Souma-N'Darga Trend Deposits

Belahouro-Sona Basin lies in the centre of the Belahouro property. It is a rift basin with deep crustal fault margins gently plunging north with rocks consisting of turburbitic meta-sediments and minor volcanoclastics. The basin forming structures have later been reactivated in subsequent phases of compression deformation. Late stage north-east to south-west faults crosscut the basin and provide channel ways for mineralizing events along the rift margins.

The Souma-N'Darga trend is located along the eastern structural margin of the Belahouro -Sona Basin, immediately west of the contact with the deformed Belahouro granite.

Mineralization comprises laminated quartz ± tourmaline veins that outcrop sporadically along the entire trend, and has been separated into several separate prospects: BEF2, BSF1, BSF16 and Souma Village. The western trend comprises N'Darga and Boulili deposits.

Fete Kole Province Deposits

The Fete Kole province occurs to the east of the Belahouro-Sona Basin and is a near vent complex of felsic to mafic volcanics and basin type sediments cross cut by various pre-, syn- and post deformation granitoid intrusions recently dated at 2.1 to 4.0 billion years old. The final phase of intrusion in the Fete Kole province is gabbroic, which is also associated with minor volcanic ultramafic sequences.The Fete Kole volcano-plutonic province is marked by the dominant northwest-southeast trend of foliation and quartz tourmaline veins. Dip is generally to the west. Two structural sectors are distinguished from aeromagnetic analytical signal image. They are divided by a well defined major structure, which separates predominantly intermediate volcanic rock in the south from predominantly mafic and ultramafic rocks in the north.

A table of the Belahouro projects resources is summarized below:

Belahouro Projects Resource Table (at a cutoff grade of 1.0g/t)

	Measured & Indicated				Inferred
	Tonnage			Tonnage
Deposit	(Million t)	Au g/t	ozs	(Million t)	Au g/t	ozs
Inata	10.297	2.5	818,000	2.811	2.0	177,000
Minfo				0.604	2.4	46,000
BSF1				0.463	3.0	44,600
BSF16				0.170	2.0	10,900
Total	10.297	2.5	818,000	4.048	2.2	278,500

Project Development

Inata Project

Goldbelt and the previous owners of the Project (BHP and Resolute Resources) have, to date, expended approximately $27 million on geological and technical studies within the Belahouro license area with the majority of these funds being focused on the Inata project.

This has provided Goldbelt with an exceptional opportunity through the establishment of an extensive historical database involving geophysical and geochemical exploration results, geotechnical and metallurgical testwork studies and environmental study reports.

The Inata Project database consists of 3,312 metres of diamond core drilling and 78,618 metres of reverse circulation drilling. Additionally, drilling has also been completed at other project areas within the Belahouro license where zones of mineralization have been determined. These are Minfo, Folio, Souma Village, BSF1, BSF16, Fete Kole and Pali.

In March 2005, immediately after completing the acquisition, Goldbelt successfully designed and instigated a new drilling program at Inata to increase the level of resource confidence, to test continuity of the mineralization along strike and down dip extensions. All holes drilled in the resource definition program were restricted to the Inata North, Central and South mineralized areas.

The drill program also provided additional mineral samples for a new metallurgical testwork program of the oxide mineralization and for the analysis of rock strengths (geotechnical) for the preparation of a feasibility study.

In total, 183 reverse circulation and 13 diamond core drill holes were completed with a total of 21,750 metres being drilled.

The drilling program involved 179 reverse circulation holes designed to better define the mineralized boundaries, 3 diamond core holes and 4 reverse circulation holes from surface for the collection of metallurgical samples, 8 diamond core holes from surface for collection of geotechnical and structural samples for rock strength and structural integrity evaluation, and 2 deep diamond drill holes to test the depth extensions of high grade ore zones at Inata, which will enhance the geotechnical drilling.

The drilling program provided the necessary additional information on the extension and continuity of the Inata mineralization for the purpose of upgrading the Inata resource model. Additional sample material was also obtained for utilization in a metallurgical testwork program of the oxide mineralization and for geotechnical analysis of the adjacent lithologies in preparation for the development of a feasibility study.

Inata Resources Estimate:

A resource estimate carried out by RSG Global of Perth, Australia has incorporated all of the historical and current drilling prior to October 2005. RSG Global recommended that a 0.5 grams per tonne cutoff be used for the resource statement, the results of which are summarized below.

INATA Resource Table

Subdivided by CNI 43-101 Resource categories @ 0.5 g/t cutoff

	Measured			Indicated		Measured & Indicated			Inferred

Tonnage			Tonnage			Tonnage			Tonnage
(Million t)	Au g/t	ozs	(Million t)	Au g/t	ozs	(Million t)	Au g/t	ozs	(Million t)	Au g/t	ozs

1.396	3.0	132,500	13.647	1.8	800,500	15.043	1.9	933,000	4.869	1.4	226,000

The low volume of measured resources was due to insufficient bulk density measurements. This issue will be addressed within the feasibility study and prior to our reserve statement.

The current resource, using a cut-off grade of 1.0 grams per tonne, is estimated by RSG Global of Perth, Australia, as follows:

INATA Resource Table

Subdivided by CNI 43-101 Resource categories @ 1.0 g/t cutoff

Measured			Indicated			Measured & Indicated			Inferred

Tonnage			Tonnage			Tonnage			Tonnage
(Million t)	Au g/t	ozs	(Million t)	Au g/t	ozs	(Million t)	Au g/t	ozs	(Million t)	Au g/t	ozs

1.270	3.2	129,000	9.027	2.4	689,000	10.297	2.5	818,000	2.811	2.0	177,000

It is recognized that there are a number of high grade zones contained within each of the three Inata deposit areas (North, Central and South). These high grade zones carry a significant proportion of the resource ounces and will be the focus of the future resource assessment and development process.

Inata Technical Studies

The Inata project has a wealth of information generated over 9 years, previously by BHP and Resolute, and more recently by Goldbelt. This database includes metallurgical and geotechnical testwork as well as environmental and sociological evaluations. The results of the earlier studies form the foundation of the current study work being undertaken. Hence, a feasibility study will provides the additional detailed assessment and optimization of the previously completed technical areas of metallurgical, environmental, sociological and financial evaluation.

Scoping Study

A Scoping Study is expected to be completed in early 2006 and will evaluate a number of process flowsheet designs and production rate options. These include conventional carbon-in-leach, heap leach or a combination of the two technologies at annual production rates ranging from 1.0 million tonnes per annum to 2.0 million tonnes per annum. Capital and operating costs will be estimated for each option.

The Inata mineralization appears to be favorably situated for the establishment of an open pit mining operation.

It is anticipated that a number of shallow open pits will be developed within a short haulage distance from a centrally located process plant.

It is also recognized that there are a number of high grade mineralized zones within each of the deposits which, due to their grade and extent, have the potential to be later exploited from an underground operation.

The study additionally will evaluate the infrastructural requirements and assess the environmental impact of each processing option. The results of the scoping study will form the basis for the Inata Project feasibility study scope of work.

Feasibility

The sociological aspects of the feasibility study will contain the environmental impact assessment, sociological evaluation and environmental management plan A new environmental baseline, sociological and environmental impact study commenced in early September and is expected to be completed by the end of 2005. The initial study was carried out by SRK consultants from South Africa. A more detailed study is presently being conducted by Socrege SARL, a Burkina Faso environmental group. Socrege is the only registered environmental group operating in Burkina Faso and has provided similar consultation for Orezone, Semafo and High River Gold.

Inata Exploitation License Project Study

The Belahouro exploration license is to be converted to a 20 year Exploitation license (mining permit) for the Inata deposit before April 2006. An application for the Exploitation license, supported by a study report (referred to as a 'Feasibility Report' in Burkina Faso), will be completed and submitted before the end of 2005.

This is four months in advance of the expiry of the Belahouro exploration license. The approval process may take a maximum of three months to complete.

After award of the Exploitation license a new project company will be established within Burkina Faso to hold the Inata mining rights and for the management of the future mining operation. Goldbelt will own ninety per cent of this new company and the government of Burkina Faso will hold ten per cent.

Exploration Projects

Inata North - Northern Extension

After a review of the data, RSG Global provided comment on the potential to define additional resources to the north, along strike (approximately 650 metres), of Inata North. Based on the available information significant potential exists to define additional mineralization in this region, however, it is considered probable the tenor of the mineralization is lower and the mineralization widths will be reduced in comparison to Inata North.

Inata North – Sayouba

The footwall zones at Inata North are considered to have oxide resource potential and are therefore considered a high priority target. Optimistically, potential exists to define a zone of strike extending 350 metres.

Inata North and Inata Central Deposits - Infill drilling

RSG Global considers the most likely outcome of infill drilling between the Inata North and Central is to close off the mineralized zones. Little potential exists in this region to convert large oxide ounces into mining reserve.

Inata South Deposit

Drilling in this region indicates some narrowing of the mineralized zones. However, due to the boudinage nature of the mineralization, some pinching of the mineralized zone may have occurred and potential exists for the zone to flex and widen. A 1,350 metre strike length remains to be adequately drill tested.

Inata North Potential Underground Resource

RSG Global considers that potential exists for developing the high grade central Inata North mineralization down dip, and this zone should be tested by strategically placed diamond drill holes in the future. It is noted however, that mineralization widths and grade tenor at depth appear to be reduced, although some pinching of the mineralized zone may have occurred. A detailed review of structural and mineralization data in this area is recommended prior to proceeding with expensive deep diamond drilling.

Minfo Prospect

Resolute estimated a resource at Minfo of 600,000 tonnes at 2.5 grams per tonne Au for 40,000 ounces. The previous reports were not prepared in accordance with standards set out in NI43-101 and therefore are provided for reference purposes only. The current drilling has adequately defined the known mineralization, including the identified cross cutting structure. Relatively few infill drill holes should enable an upgrade in resource confidence with limited potential existing to define significant addition contained ounces.

Inata East-Pali Prospect

It is considered that the poor understanding of the geological controls and the narrow nature of the intersected mineralization at Pali do not make a high priority target. Infill drilling of anomalous RAB and RC intercepts by diamond drilling is recommended for this area. A significant intersection BRB846 - 11 metres at 6.6 grams per tonne Au should be investigated at depth. The potential for a significant oxide resource, however, is considered limited based on the current geological interpretation.

Inata West - Filio Prospect

Similar to the Pali prospect, the Filio prospect is considered a lower priority target, which requires systematic further exploration, due to the poor understanding of the geological controls on mineralization and the relatively narrow anomalous intercepts. Infill drilling on anomalous RAB and RC intercepts by oriented diamond drilling is recommended for this area. A significant intersection BRB134 - 24 metres at 2.6 grams per tonne Au was obtained through earlier drilling and is to be investigated at depth.

Souma Village Prospect

It is considered that the Souma trend, consisting of the advanced exploration prospects of the Souma Village, BSF1 and BSF16, has the potential to yield a large oxide resource. The Souma trend is considered a mineralized structural corridor of at least 11 kilometres from BSF1 to the Tabassi surface sampling. The structural behavior and mineralization characteristics appear similar to Inata. As such, the Souma trend is considered a high priority target.

Developing defined mineralization at the Souma Village is considered a high priority. The similar structure behavior, mineralization widths and continuity to that identified at Inata North, make the Souma Village prospect a high priority target. The potential also exists for multiple en echelon mineralized structures.

The Souma trend is untested at depth north of the Souma Village towards the Tabassi surface sampling. This area shows potential if the structural trend is continuous.

RSG Global considers that further exploration may identify significant additional mineralization

BSF16 Prospect

Resolute estimated the BSF16 resource as 170,000 tonnes at 2.0 grams per tonne Au for 11,000 ounces. The previous reports were not prepared in accordance with standards set out in NI43-101 and therefore are provided for reference purposes only. Potential depth extensions (below approximately 30 metres) remain untested and drill lines are limited to two holes per section.

BSF1 Prospect

Resolute estimated the resource for the BSF1 prospect to be 463,000 tonnes at 3.0 grams per tonne Au for 45,000 ounces. The previous reports were not prepared in accordance with standards set out in NI43-101 and therefore are provided for reference purposes only. Depth extensions of the mineralization are not well drilled. Section lines are limited to three holes intersecting mineralization to approximately 90 metres in down dip depth.

Fete Kole Prospect

Metamorphic Regime

Despite the extensive deformation observed in the Birimian volcano-sedimentary series, they seem to have been subject, during the Eburnean Orogeny, to low-grade regional metamorphism to greenschist facies. However, in the Belahouro-Souma area, kyanite bearing mica schist and pelite indicate higher grade metamorphic regime.

On a regional scale, the large granite intrusion emplacement developed contact metamorphism such as at Aribinda area.

The deposits occur in shear zones. The Gassel Garafo mineralized zone lies proximal to a major north to southeast trending shear zone, which has a known extent of 14 kilometres between Senakaye and Lybie. In the Gassel Garafo area, the shear traverses the contact between granitoids to the west and basaltic andesites to the east. The shear zone that controls the gold mineralization at Gassel Garafo has been tested at Dumsa and Senakaye. The shear zone is dominantly hosted in basaltic andesites and associated pyroclastics. Mineralization was confined to quartz veining within the main shear zone.

The Fete Kole mineralization is closely related to a volcanic centre along a regional north south complex shear. Stacked, flat lying structures pond hydrothermal solutions, which have significant high grade zones. Iron carbonate alteration is common throughout the project.

Fete Kole is the largest area of artisanal mining in the License. Approximately 1,000 miners are active, some digging shafts to at least 60 metres. The artisanal workings occupy an area of approximately 30 square kilometres. The prospect represents a structurally more complex area of the Belahouro Project. The structural and mineralization controls are poorly understood. RSG Global considers that a systematic approach to exploration is appropriate at Fete Kole to ensure a maximization of the exploration expenditure. Orientated diamond drilling core, selected for maximizing geological information as opposed to grade, is considered the logical first step in better understanding the Fete Kole prospect.

Other Exploration Licences

1. Houndé (Karba, Wakui, Kopoi, Bouhaoun and Lamou):

A 16,000 geochemical soil sampling program was carried out early in 2005. The analysis of these samples was completed in late July 2005. The evaluation of these results and development of a further geochemical soil sampling and/or a RAB drilling program is to be determined.

Other Houndé Area tenements (Mandiasso and Diosso):

These licenses have recently been awarded to Goldbelt and no exploration work has been carried out to date. An initial review of historical data is required for the development of an exploratory soil geochemical program.

2. Belahouro Area tenements (Guesselnay and Oka Gakinde):

These licenses have recently been awarded to Goldbelt and no exploration work has been carried out to date. An initial review of historical data is required for the development of an exploratory soil geochemical program.

3. Ouedogo tenement, Koupela Region (Central Burkina Faso):

A re-assessment of previous geological data will be conducted before developing a future exploration program. This project is situated in a massive sulphide province and its potential is not as a gold resource but for base metals.

The technical information contained in this document has been prepared under the direction of and has been reviewed by Collin Ellison, Chief Executive Officer of Goldbelt and a Qualified Person under NI 43-101.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

The following discussion of Goldbelt Resources' operations and financial condition describes financial data prepared using Canadian GAAP. The differences between US GAAP and Canadian GAAP are described in Note 12 to the accompanying audited financial statements.

Significant accounting policies applied in preparing Goldbelt Resources' financial statements are set out in Note 2 to the accompanying audited financial statements.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June	June	June	June	June
	30, 2003	30, 2002	30, 2001	30, 2000	30, 1999
Expenses	(164,986)	(113,494)	(200,720)	(108,838)	(628,388)
Other income (loss)	6,928	6,949	62,531	80,883	(321,362)
Write off of interests in	-	-	-	-	(909,349)
mineral properties
Loss for the year	(158,058)	(106,545)	(138,189)	(27,955)	(1,859,099)
Loss per share	(0.03)	(0.02)	(0.03)	(0.01)	(0.39)
Total Assets	361,565	479,301	600,290	490,061	568,019
Net Assets	24,366	182,424	288,969	427,158	455,112
Dividends per share	-	-	-	-	-
Deficit	(158,058)	(48,194,465)	(48,087,920)	(47,949,731)	(47,921,776)
Capital Stock	182,424	48,124,162	48,124,162	48,124,162	48,124,161
Weighted Average	4,655,137	4,655,137	4,655,137	4,655,137	4,731,762
Number of Shares

For the year ended June 30, 2003, the Company's loss was $158,058 compared with a loss of $106,545 for the corresponding prior period. Included in the current year's results are a $30,928 foreign currency gain on debts denominated in US dollars and a $104,354 gain with respect to shares received as a result of the termination of the proposed acquisition of Regal Petroleum Corporation Limited in a prior year. In addition, the Company forfeited the deposit of $30,380 (US$20,000) made on entering into agreement with ORI and recorded a reserve of $98,735 (US$65,000) for advances made to ORI as there is significant uncertainty as to whether these amounts will be collected.

The net loss of $(158,058), $(106,545), $(138,189), $(27,955) and $(1,859,099); and net assets of $24,266, $182,424, $288,969, $427,158 and $455,112 in fiscal 2003, 2002, 2001, 2000,and 1999 respectively, reflect the fact that the company was on a continued

maintenance basis since the disposition of its exploration properties in Kazakhstan in 1998.

Inflation did not affect Goldbelt Resources' operating results.

Foreign currency fluctuations had a very limited negative effect on Goldbelt Resources other income and expenses. The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars and CFA francs (Euro-based) giving rise to potential significant foreign currency transaction exposure which could have a significant impact on the Company's financial condition and results of operations.

B. Liquidity and capital resources

The Company has financed its operations to date primarily through the issuance of common shares. During the most recent financial year, no new financings were completed. At June 30, 2003, the Company had a working capital deficiency of $320,858. The Company continues to seek capital through various means including the issuance of equity and/or debt. The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The Company plans to obtain funding through further private placements and/or debt financing, and through the potential exercise of outstanding options and warrants.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Not applicable.

E. Off-balance sheet arrangements

We have no material off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The table below summarizes our significant contractual obligations as at June 30, 2003.

Payment due by period
		Less than	1-3		More than
Contractual Obligations	Total	1 year	years	3-5 years	5 years
Long-Term Debt Obligations	$Nil	$Nil	Nil	Nil	Nil
Total	$Nil	$Nil	Nil	Nil	Nil

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Paul J. Morgan, 59, Executive Chairman and a Director since March 1992, is a geologist with more than 30 years of mining experience in third-world and developing countries. A Fellow of the Australian Institute of Mining and Metallurgy, he built two gold mines and a rutile/zircon mine in Australia, and is a founding director of Gabriel Resources Ltd. He was previously President and CEO of Regal Petroleum.

Collin Ellison, 58, was appointed Chief Executive Officer of Goldbelt on March 29, 2005. Mr. Ellison has more than 30 years experience in developing and placing mines into production. Mr. Ellison was Project Director and Study Manager of the Olympic Dam Project of Western Mining Corporation, General Manager/Project Manager of the Shaimerden zinc-oxide project in Kazakhstan, and managed the preparation of feasibility studies and established development and infrastructure contracts for a number on mining operations worldwide.

Hemdat Sawh, 50, was appointed Chief Financial Officer of Goldbelt on October 3, 2005. Mr. Sawh has acquired 16 years experience in the public accounting profession culminating with the position of Principal at Grant Thornton LLP, Chartered Accountants, where he dealt with a number of Canadian public companies operating in the resource sector in Canada, Eastern Europe and Africa. Mr. Sawh commenced his mining industry related career after obtaining a B.Sc. in geology from Concordia University and a post graduate diploma in geology from McGill University prior to obtaining his M.B.A. from York University.

Dr. Morou Francois Ouedraogo, 49, is Chief Geologist with more than fifteen years of expertise in the West African mining industry. He is the co-author of the United Nations sponsored geological map of West Africa with particular responsibility for Burkina Faso.

Paul Naughton, 57, a Director since March 1992, has founded a number of successful companies over the years, ranging from financial services to oil and gas exploration and mining companies. He is currently a principal in an Australian/US Venture Capital Fund.

Brian C. Irwin, 65, Corporate Secretary and Director of Goldbelt Resources since April 1996, is associate counsel of DuMoulin Black LLP (Securities Law). He holds a number directorship positions mostly in the mining sector.

Laurence D. Marsland, 51, was appointed Director of Goldbelt Resources on March 8, 2005. Mr. Marsland has over 24 years experience in the mining industry both in management and precious metals evaluation, development and implementation; most recently with Dundee Precious Metals' Bulgarian mineral assets and previously with Gabriel Resources' Rosia Montana project in Romania and a variety of other projects in Peru, Central America and Australia.

There are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of Goldbelt Resources' board of directors or senior management.

B. Compensation

The following is a description of all compensation and benefits paid or granted in kind to Goldbelt Resources' directors and members of its administrative, supervisory and management bodies during the fiscal years ended June 30, 2003 and 2002 for services in all capacities to the Company.

For purposes of reporting compensation and benefits under governing Canadian securities legislation and policy and stock exchange rules, the following terms are used:

"SAR" is an acronym for "Stock Appreciation Right", which means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

"LTIP" is an acronym for "Long-term Incentive Plan", which means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The amount of compensation paid to Goldbelt Resources' directors and members of its administrative, supervisory or management bodies for the last full financial year 2004 is set out below:

Name and	Fiscal	Annual Compensation			Long Term Compensation			All other
Principal	Year				Awards		Payouts	Compen-
Position	Ended	Salary	Bonus	Other	Securities	Restricted	LTIP	sation
	June	$	$	$	Under	Shares or	Payouts ($)
	30				Options or	Restricted
					SARs	Units ($)
					Granted
Paul J. Morgan	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chairman,	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former President	2001	$70,000	Nil	Nil	Nil	Nil	Nil	Nil
& CEO
Paul Naughton	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian C. Irwin	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The amount of securities under options that have been issued to Goldbelt Resources' directors and members of its administrative, supervisory or management bodies and outstanding as at the end of fiscal 2003 is set out below:

Name and Principal	Common Shares under Option	Date granted	Exercise price	Expiry date
Position
Paul J. Morgan	Nil	N/A	N/A	N/A
Chairman, Former
President & CEO
Paul Naughton	Nil	N/A	N/A	N/A

Brian C. Irwin	Nil	N/A	N/A	N/A

The Company does not have an LTIP for its executive officers.

As of June 30, 2005, no SARs had been granted.

A total of 1,325,000 options were granted during the last completed financial year ended June 30, 2005. At the date of this statement there were outstanding options in respect of a total of 4,960,000 unissued Common Shares, all of which were held by directors and members of the Company's administrative, supervisory or management bodies.

The Company does not have any amount set aside or accrued to provide pension, retirement or similar benefits.

C. Board practices

1. Term of Office

Under Goldbelt Resources' Articles the office of director expires at each annual meeting of shareholders. A director holds office as such until the next annual meeting of shareholders when he/she may stand for re-election. The Board of Directors as a group determines in advance of each annual meeting of shareholders who will be put forward for re-election. See item 6.A for the period during which each director has served in that capacity.

Under the Business Corporations Act (Yukon) annual meetings of shareholders are required to be held in every calendar year and not longer than 15 months after the last annual meeting of shareholders.

2. Service Contracts

No directors have service contracts providing for benefits upon termination of employment.

3. Audit Committee and Remuneration Committee

The Company has an executive compensation and corporate governance committee, which reviews executive remuneration.

The audit committee consists of three directors: Brian C. Irwin, Paul Naughton and Laurence D. Marsland. Paul Naughton and Lawrence D. Marsland are independent directors.

Audit Committee Charter

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of the Company charged with assisting the Board in fulfilling its responsibility to the shareholders and investment community. Its role is to:

(a) serve as an independent and objective party to oversee the Company's accounting and financial reporting processes, internal control system and audits of its financial statements;

(b) review and appraise the audit efforts of the Company's external auditors; and

(c) provide an open avenue of communication among the external auditors, financial and senior management and the Board.

Committee Membership

The Board of the Company shall annually appoint a minimum of three directors to the Committee all of whom shall be directors of the Company who are, to the extent practicable, independent of management and free from any material relationship that, in the opinion of the Board, would interfere with the director's exercise of independent judgement as a member of the Committee.

All members of the Committee must be financially literate, or if not financially literate at the time of their appointments, must become so within a reasonable period of time following their appointments. For the purposes of this Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

Members of the Committee shall be appointed at the first meeting of the Board of Directors typically held following the Annual General Meeting of the Company.

A member may resign from the Committee and may be removed and replaced at anytime by the Board of Directors. A member of the Committee will automatically cease to be a member at such time as that individual ceases to be a director of the Company.

Chair of the Committee

The Board shall in each year appoint a Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member to act as interim Chair.

The Chairman of the Audit Committee has the responsibility to ensure that the Committee executes its mandate to the satisfaction of the Board.

Specific Role and Responsibilities

In cooperation with the Chief Financial Officer, the Chairman of the Audit Committee will:

  Prepare the Committee meetings' agendas to ensure that all tasks of the Committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board.

  Ensure that follow-up matters are being addressed.

  Direct the Committee's meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all Committee members to participate and that is conducive to good decision-making. Also ensure that there are private sessions that allow the Committee to meet with the external auditors separately from management and vice-versa.

  Ensure that the meetings' minutes properly reflect the discussions, recommendations and disagreements, if any, and that they are circulated in a timely fashion to the other members of the Committee and to the Board subsequently. The Chairman is responsible for reporting to the Board the finding of the Committee.

  Maintain a close liaison with the Chairman of the Board and cooperate with him on any issue facing the Committee or any special request he might have.

  Maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management. He will cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company.

  Promote the annual review of the Committee's performance including the review of his own performance on a planned basis and encourage ways and means to ensure that the scope of the mandate consistently reflects the requirements of the various regulators, as well as accounting and auditing profession standards.

  Ensure that communications regarding the Audit Committee's work and duties in the information circular are accurate.

  Work with the Executive Compensation and Corporate Governance Committee in the evaluation of the performance of the CFO and the review and establishment of his individual objectives.

Responsibilities

The Committee is responsible to:

Audit

(a) make recommendations to the Board regarding the selection and compensation of the external auditor to be engaged to prepare or issue an auditor's report or perform other audit, review or attest services for the Company who shall report directly to the Committee;

(b) obtain and review a report from the external auditor at least annually regarding:

(i) the external auditor's internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii) any steps taken to deal with any such issues; and

(iv) all relationships between the external auditor and the Company including non-audit services,

(c) evaluate the qualifications, performance and independence of the external auditor, including considering whether the external auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and, internal auditors and to present its conclusions with respect to the external auditor to the Board;

(d) satisfy itself of the rotation of the audit partners as required by law and consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis;

(e) meet with the external auditor and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be used;

(f) oversee the work of the external auditor engaged to prepare or issue an auditor's report or perform other audit, review or attest services for the Company, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(g) pre-approve all non-audit services to be provided to the Company or any of its subsidiaries by the Company's external auditor;

(h) review the performance of the external auditors;

(i) review with management and the external auditors:

(i) the Company's audited financial statements and footnotes, MD&A and any annual or interim earnings press releases before the Company publicly discloses this information;

(ii) any significant changes required in the external auditors' audit plan and any serious difficulties or disputes with management encountered during the course of the audit; and

(iii) other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards,

(j) satisfy itself that the Company's annual audited financial statements are fairly presented in accordance with applicable Canadian generally accepted accounting principles and recommend to the Board whether the annual financial statements should be approved and included in the Company's Annual Report;

(k) review with the external auditors and management the quality of the Company's accounting principles as applied in its financial reporting process and any proposed changes in accounting principles;

(l) satisfy itself that the Company has implemented appropriate systems of internal control over accounting, financial reporting and the safeguarding of the Company's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company's assets, management and financial and business operations and that these are operating effectively;

(m)establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

(n) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(o) perform any other activities consistent with this Charter, the Company's By-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

The Committee may delegate to one or more independent members the authority to preapprove non-audit services in satisfaction of Section 4.1(g) above, provided that the pre-approval by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

Meetings

The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

No business shall be transacted by the Committee unless a quorum of the Committee is present or the business is transacted by resolution in writing signed by all members of the Committee. A majority of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

The Committee shall meet as often as it deems necessary to carry out its responsibilities but not less frequently than quarterly.

The time at which, and the place where the meetings of the Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of association of the Company or otherwise determined by resolution of the Board.

Meetings may be held in person, by teleconferencing or by videoconferencing.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of the Committee will be kept by the Secretary. The approved minutes of the Committee shall be circulated to the Board forthwith and shall be duly entered in the books of the Company.

Access to Management and Outside Advisors

The Committee shall have full, free and unrestricted access to management and employees and to the relevant books and records of the Company.

The Committee may invite such other persons (i.e. the CEO, CFO, Controller) to its meetings, as it deems necessary.

The Committee shall have the authority to

(a) retain independent legal, accounting or other relevant advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities; and

(b) set and pay the compensation of any such advisors, at the expense of the Company.

Any advisors retained shall report directly to the Committee.

Reporting Requirements

The Committee shall make regular reports to the Board following meetings of the Committee.

Annual Review and Assessment

The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The performance of the Committee shall be reviewed annually by the Company's Corporate Governance Committee.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

D. Employees

At fiscal year end 2003 the Company had no employees. The Company engages consultants or service firms to attend to requirements on a fee-for-services basis.

E. Share Ownership

The following sets forth the share ownership and options held by Goldbelt Resources' directors and members of its administrative, supervisory and management bodies as at

December 31, 2005. Percentages are based on there being 34,155,617 Common Shares outstanding at December 31, 2005. All shares are of the same class with the same voting rights.

	Common Share Holdings		Options to Purchase Common Shares
		Percentage	Number of	Exercise	Date of	Expiry Date
Name and	Number of	of all	Shares	Price Per	Grant
Position with the	Shares Held	Issued	Under	Share
Company		Shares	Options Held
Paul J. Morgan,	2,470,000	7.23%	220,000	$0.10	24-Oct, 2003	24-Oct, 2008
Executive Chairman			75,000	$0.25	12-Jul, 2004	12-Jul, 2009
and Director			200,000	$0.72	9-Mar, 2005	9-Mar, 2010
			250,000	$0.62	30-Nov, 2005	30-Nov, 2010
Paul G. Naughton,	520,400	1.5%	220,000	$0.10	24-Oct, 2003	24-Oct, 2008
Director			75,000	$0.25	12-Jul, 2004	12-Jul, 2009
			200,000	$0.72	9-Mar, 2005	9-Mar, 2010
			225,000	$0.62	30-Nov, 2005	30-Nov, 2010
Brian C. Irwin	105,000	<1%	220,000	$0.10	24-Oct, 2003	24-Oct, 2008
Secretary and			200,000	$0.72	9-Mar, 2005	9-Mar, 2010
Director			225,000	$0.62	30-Nov, 2005	30-Nov, 2010

Laurence D.	17,000	<1%	200,000	$0.72	9-Mar, 2005	9-Mar, 2010
Marsland			225,000	$0.62	30-Nov, 2005	30-Nov, 2010
Director
Elizabeth A. Martin	Nil	Nil	300,000	$0.69	16-Dec, 2005	16-Dec, 2010
Collin Ellison, CEO	Nil	Nil	1,250,000	$0.69	16-Dec, 2005	16-Dec, 2010
Hemdat Sawh, CFO	Nil	Nil	200,000	$0.54	26-Sep, 2005	26-Sep, 2010
Morou Francois	Nil	Nil	100,000	$0.54	26-Sep, 2005	26-Sep, 2010
Ouedraogo, Chief
Geologist, West
Africa

Stock Option Plan

The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options for shares of Goldbelt's common stock are granted to directors, officers, employees and certain consultants. The exercise price of each option is based on the market price of the Company's common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The Company is authorized to issue 100,000,000 common shares without par value. At June 30, 2003 the Company had outstanding 4,655,137 common shares. There are no disproportionate or weighted voting privileges attaching to any shares of the Company.

Goldbelt's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. Goldbelt does not have knowledge of the beneficial owners thereof. As of November 30, 2005 and to the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company areas follows:

Name	Number of Common Shares	Percentage
CDS & Co.	13,248,699	39.70%
Resolute Limited	7,529,412	22.04%
Dundee Precious Metals Inc.	5,000,000	13.73%
CEDE & Co.	2,470,739	7.23%
Paul J. Morgan	2,470,000	7.23%
KMN Trustees Limited	2,000,000	5.86%

Significant changes in shareholdings over the past 5 years are as follows:

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	June	June	June	June	June
	30, 2003	30, 2002	30, 2001	30, 2000	30, 1999
CDS & Co.	1,664,686	1,664,686	1,664,686	1,664,686	1,664,686
	35.76%	35.76%	35.76%	35.76%	35.76%
CEDE & Co.	2,009,777	2,009,777	2,009,777	2,009,777	2,009,777
	43.17%	43.17%	43.17%	43.17%	43.17%
Paul J. Morgan	370,400	370,400	370,400	370,400	370,400
	7.9%	7.9%	7.9%	7.9%	7.9%

At December 31, 2005 there were a total of 165 registered shareholders of Goldbelt Resources. Of a total 165 shareholders of record, 24 were Canadian holders of an aggregate 18,756,421 common shares, 129 were US shareholders of an aggregate of 2,528,734.

To the knowledge of Goldbelt Resources it is not controlled directly or indirectly by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.

Goldbelt Resources is not aware of any arrangements, the operation of which may at a later date result in a change in control of the Company.

B. Related Party Transactions

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At June 30, 2003, the Company owed $302,033 (2002 - $288,666; 2001 - $294,430) to directors, which are included within accounts payable and accrued liabilities.

b) At June 30, 2003, the Company had a prepaid expense amount of $378 (2002 - $2,311; 2001 - $8,506) from funds advanced to a director related entity as a prepayment for disbursements.

d) The following table discloses the related party transactions for the financial years as follows:

	Services	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
		June 30	June30,	June 30,	June30,	June 30,
		2003	2002	2001	2000	1999
Director	Professional fees	37,868	25,891	50,731
related					32,888	49,932
entities
Directors	Consulting	12,912	-	30,621	13,117	10,676
Director	Salary	-	-	-	-	175,160
Director	Settlement costs –	-	-	106,400	-	-
	fees
Director	Settlement costs –	-	-	181,210	-	-
	expenses

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 17: Financial Statements

There are no legal or arbitration proceedings in process, pending or threatened against the Company.

B. Significant Changes

On March 3, 2005, the Company completed the acquisition (the "Acquisition") of the subsidiaries of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000.

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3,

2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

The amount due to Resolute Mining Limited as at June 30, 2005 of $1,933,588 (US$1,573,686) is non interest bearing and due on January 31, 2006.

In accordance with the acquisition agreement, the Company is required to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements of which $8,000,000 was raised in fiscal 2005. Contemporaneously with the private placements, the Company will also be required to issue additional common shares and common share purchase warrants to Resolute.

Item 9. The Offer and Listing

A. Offer and listing details

The Company is a reporting issuer in British Columbia, Alberta, Ontario and the United States, and is a multiple jurisdiction filer with SEDAR and an EDGAR filer. Goldbelt common shares are listed on the TSX Venture Exchange (the TSXV) under the symbol "GLD".

The following is the price history of the Company's stock on the TSXV:

(a) for the seven most recent full financial years

Last Five Full Fiscal Years	High ($)	Low ($)
June 30, 2005	0.89	0.25
June 30, 2004	0.90	0.03
June 30, 2003	.09	.03
June 30, 2002	0.15	0.05
June 30, 2001	0.30	0.20
June 30, 2000	No trade	No trade
June 30, 1999	No trade	No trade

(b) for each financial quarter of the seven most recent full financial years

Year 2005 Fiscal Quarters	High ($)	Low ($)	Year 2004 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.56	0.26	July 1 to September 30	0.06	0.03
October 1 to December 31	0.50	0.25	October 1 to December 31	0.18	0.05
January 1 to March 31	0.89	0.36	January 1 to March 31	0.50	0.11
April 1 to June 30	0.79	0.46	April 1 to June 30	0.90	0.35

Year 2003 Fiscal Quarters	High ($)	Low ($)	Year 2002 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.09	0.03	July 1 to September 30	0.11	0.07
October 1 to December 31	0.06	0.05	October 1 to December 31	0.10	0.05
January 1 to March 31	No trade	No trade	January 1 to March 31	0.10	0.06
April 1 to June 30	No trade	No trade	April 1 to June 30	0.15	0.06

			Year 2000 and 1999
Year 2001 Fiscal Quarters	High ($)	Low ($)	Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	No trade	No trade	July 1 to September 30	No trade	No trade
October 1 to December 31	No trade	No trade	October 1 to December 31	No trade	No trade
January 1 to March 31	No trade	No trade	January 1 to March 31	No trade	No trade
April 1 to June 30	0.30	0.20	April 1 to June 30	No trade	No trade

(c) for each month for the most recent six months

Most Recent Six Months	High ($)	Low ($)
July 2005	0.66	0.61
August 2005	0.73	0.55
September 2005	0.68	0.46
October 2005	0.71	0.55
November 2005	0.69	0.55
December 2005	0.70	0.62

See Item 4.A.1. for discussion of trading suspensions relating to Goldbelt's common shares.

B. Plan of distribution

Not applicable.

C. Markets

See Item 9.A. for discussion of the market for Goldbelt's securities.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

1. Goldbelt was incorporated under the Company Act (British Columbia) on July 23,

1976 as a specially limited company with the name of Goldbelt Mines Inc. (Non-Personal Liability), converted to a limited company pursuant to the Company Act (British Columbia) with the name Goldbelt Mines Inc. on October 5, 1984, amalgamated with North American Metal Corporation on October 22, 1984 as one company with the name Goldbelt Mines Inc., changed its name to Goldbelt Resources Ltd. on July 15, 1991 and amalgamated with Comptoir International du Commerce Ltee on July 9, 1997 as one company with the name Goldbelt Resources Ltd. In August 2001 the Company continued its corporate jurisdiction into Yukon Territory.

On December 7, 2005, the Company received approval from its shareholders to continue its corporate jurisdiction into the Province of British Columbia. This application is pending.

Under the Yukon Business Corporations Act, Goldbelt Resources is permitted to conduct any lawful business that it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business the Company may conduct.

2. A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter. The Articles of the Company permit an interested director to be counted in the quorum and the Yukon Business Corporations Act provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

3. The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4. Under the Yukon Business Corporations Act, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 75% of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of the Company who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order the Company to purchase the shares of any member at a price determined by the Court.

5. The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of the issued shares of the Company may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

6. The memorandum and articles of the Company contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Company.

There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire 'a Canadian business' or to establish 'a new Canadian business' as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event.

The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

7. There are no provisions in Goldbelt Resources' memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8. There is no provision in the Company's articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Ontario, Alberta and British Columbia, where the Company is a reporting company, require any person holding or having control of more than 10% of the issued shares of the Company to file insider returns disclosing such share holdings.

9. The Company's articles and other constituent documents do not contain provisions governing changes in capital that are more stringent than required by law.

C. Material Contracts

The Company entered into an agreement dated January 30, 2004 and amended and restated November 19, 2004, with Resolute of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute's 100% owned subsidiaries, RWA and WRASA, the primary assets of which are exploration properties in Burkina Faso.

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) due on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

D. Exchange controls

There are no governmental laws, decrees, regulations or other legislation in Canada that affect the export or import of capital, including the availability of cash or cash equivalents for use by the Company, or the remittance of dividends, interest or other payments to nonresident holders of the Company's shares.

E. Taxation

The following information concerning the Canadian taxes to which a non-resident of Canada may be subject is of a general nature only. A shareholder or a person considering an investment in the Company's shares should consult their tax advisers and accountants or tax counsel as to how and to what extent the tax laws and rules of both Canada and of the shareholder's or potential investor's own country will or may affect such holdings or investment decision.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's non-resident shareholders. Under the tax treaty with the United States, this withholding rate is reduced to 15%. Stock dividends paid to non-residents of Canada are subject to withholding tax at the same rate. For tax purposes, the amount of a stock dividend would generally be equal to the amount by which stated capital is increased by the payment of such dividend. In either event, the Company will provide further information at the time, if such dividend is paid. Interest paid or deemed to be paid on any debt security of the Company held by a non-resident of Canada may also be subject to withholding, depending upon the terms and conditions of the security and the applicable tax treaty.

Unless a US shareholder owned more than 25% of the Company's issued shares or was not dealing at arm's length with the Company, capital gains derived from disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-US tax Treaty.

Tax consequences depend upon each investor's individual circumstances and should be determined in consultation with the investor's own tax counsel.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

The Company's annual and periodic reports filed with the U.S. Securities and Exchange Commission may be inspected and copied at the Commission's public reference facilities in Room 5080, 100F Street, N.E., Washington, D.C., 20549, and at the regional offices of the Commission. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. Reports furnished by the Company with the Commission since November 26, 2002 are also maintained electronically on the Commission's website, www.sec.gov.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12. Description of Securities Other than Equity Securities

Not applicable

PART 2

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of June 30, 2003, have concluded that, as at such date, our disclosure controls and procedures were not wholly effective in timely alerting them to material information relating to us required to be disclosed in our reports filed or submitted under the Exchange Act. However, in connection with the preparation of this document, the Company has instituted controls and procedures to enable it to disclose information required to be disclosed by the Company on a timely basis.

Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our company to disclose all material information otherwise required to be set forth in our periodic reports.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Goldbelt's board of directors has determined that Brian Irwin is an "audit committee financial expert". Brian Irwin is independent as that term is defined under the rules and regulations of the New York Stock Exchange.

Item 16B. Code of Ethics.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and Corporate Controller. We have also adopted a code of ethics that applies to all of our officers and employees. The codes are filed as exhibits to this annual report on Form 20-F. Copies of the codes will be provided to any person without charge upon such person's request in writing to our Chief Financial Officer at the address set forth on the cover of this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

PART 3

Item 17. Financial Statements

The Company's financial statements are attached hereto as itemized under Item 19(A) and are incorporated herein by reference. The financial statements were prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles as described in the auditor's report and in Note 12 to the financial statements. All figures are expressed in Canadian dollars.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

A. Financial Statements

(i) Auditors' Report.

(ii) Consolidated Balance Sheets as at June 30, 2002 and 2003.

(iii) Consolidated Statements of Operations and Deficit for the years ended June 30, 2001, 2002 and 2003.

(v) Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2002 and 2003.

(vi) Notes to the Financial Statements.

B. Exhibits

Exhibit	Description of Exhibit
Number
1.1*	Articles of Continuance
1.2*	By-laws
4.1*	Brian C. Wilson consulting agreement
4.2*	Amended and Restated Share Purchase Agreement, dated as of November 19, 2004, among Associated Gold Fields N.L., Resolute Limited and Goldbelt Resources Ltd.
8.1*	List of significant subsidiaries
11.1*	Code of Conduct for Chief Executive and Senior Financial Officers
11.2*	Code of Conduct for Officers and Employees
12.1**	Certification of Chief Executive Officer required by 17 CFR 240.13a-14(a)
12.2**	Certification of Chief Financial Officer required by 17 CFR 240.13a-14(a)
13.1**	Certification of Chief Executive Officer required by 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
13.2**	Certification of Chief Financial Officer required by 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

* Incorporated by reference to the Registrant's Form 20-F for the fiscal year ended June 30, 2005, filed with the Securities and Exchange Commission on January 19, 2006.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDBELT RESOURCES LTD.

/s/ Colin Ellison
Collin Ellison, CEO
Date: January 19, 2006

GOLDBELT RESOURCES LTD.
JUNE 30, 2003

Reports and Consolidated Financial Statements of

GOLDBELT RESOURCES LTD.

As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgment. A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, J.M. Tucker Inc., are appointed by its shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Accounting Oversight Board (United States) to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, has met with the Company's independent auditor to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

(signed) Paul J. Morgan	Director	(signed) Brian C. Irwin	Director

Vancouver, British Columbia
November 14, 2003

3630 Triumph St., Vancouver, BC,
	CHARTERED ACCOUNTANTS	Canada V5K 1V3
Telephone 604 299-3333
Facsimile 604 299-2212
E-mail jacqueline_tucker@telus.net
J.M. TUCKER INC.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Goldbelt Resources Ltd. as at June 30, 2003 and June 30, 2002 and the consolidated statements of operations and deficit and cash flows for the three year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and June 30, 2002, the results of its operations and its cash flows for the three year period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
November 10, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that referred to in the attached consolidated balance sheets as at June 30, 2003 and June 30, 2002 and described in note 1 of the consolidated financial statements. Our report to shareholders dated November 10, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when the uncertainty is adequately disclosed in the financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
November 10, 2003

GOLDBELT RESOURCES LTD.
Consolidated Balance Sheet
As at June 30,
	2003	2002

(Expressed in Canadian dollars)

ASSETS

Current
Cash and cash equivalents	$12,325	$233,796
Accounts receivable	1,462	388
Prepaid expenses and other	2,554	4,247

	16,341	238,431
Investments (notes 3 &4)	345,224	240,870

	$361,565	$479,301

LIABILITIES

Current
Accounts payable and accrued liabilities	$337,199	$296,877

SHAREHOLDERS' EQUITY

Capital stock (note 5)	182,424	48,124,162
Contributed surplus (note 6)	-	252,727
Deficit	(158,058)	(48,194,465)

	24,366	182,424

	$361,565	$479,301

Continuing operations (note 1)
Significant and subsequent events (note 11)

Approved on behalf of the Board:

(signed) Paul J. Morgan	Director	(signed) Brian C. Irwin	Director

See notes to consolidated financial statements.	3

GOLDBELT RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the years ended June 30,
	2003	2002	2001

(Expressed in Canadian dollars)

Expenses
Audit, accounting and related services fees	$19,043	$29,220	$27,035
Legal fees	38,213	27,366	48,084
Management and consulting fees	22,710	12,784	67,009
Occupancy costs	6,410	6,384	6,139
Office	3,053	1,617	8,601
Salaries and benefits	15,229	10,704	9,398
Shareholders relations	9,261	9,168	6,650
Telephone and facsimile	807	1,494	1,549
Transfer agent and filing fees	12,459	14,757	7,045
Travel and promotion	37,801	-	19,210

Loss before the under noted items	(164,986)	(113,494)	(200,720)
Foreign exchange gain	30,928	3,162	30,293
Forfeiture of non-refundable deposit on proposed
acquisition (note 11(b))	(30,380)	-	-
Gain on sale of interests in mineral properties (note 7)	-	-	240,870
Interest income	761	3,787	29,971
Other	-	-	10,786
Settlement recoveries (costs) (note 4)	104,354	-	(249,389)
Write down of loan advances (note 11(b))	(98,735)	-	-

Loss for year	(158,058)	(106,545)	(138,189)
Deficit, beginning of year	(48,194,465)	(48,087,920)	(47,949,731)
Capital reduction (note 5(b))	48,194,465	-	-

Deficit, end of year	$(158,058)	$(48,194,465)	$(48,087,920)

Earnings (loss) per share – basic and diluted	$(0.03)	$(0.02)	$(0.03)

Weighted average number of common shares used in
the calculation of basic earnings (loss) per share	4,655,137	4,655,137	4,655,137

See notes to consolidated financial statements.	4

GOLDBELT RESOURCES LTD.
Consolidated Statements of Cash Flows
For the years ended June 30,
	2003	2002	2001

(Expressed in Canadian dollars)

Cash flows from operating activities
Net loss	$(158,058)	$(106,545)	$(138,189)
Items not involving cash
Gain on sale of interests in mineral properties	-	-	(240,870)
Settlement recoveries (costs)	(104,354)	-	-

	(262,412)	(106,545)	(379,059)
Changes in operating assets and liabilities
Accounts receivable	(1,074)	1,377	(1,765)
Interest receivable	-	-	62,239
Prepaid expenses and other	1,693	4,282	(8,529)
Accounts payable and accrued liabilities	40,322	(14,444)	263,425
Loan payable	-	-	(15,007)

	(221,471)	(115,330)	(78,696)

Cash flows from investing activities
Repayments on note receivable	-	-	424,734

Increase (decrease) in cash and cash equivalents	(221,471)	(115,330)	346,038
Cash and cash equivalents, beginning of year	233,796	349,126	3,088

Cash and cash equivalents, end of year	$12,325	$233,796	$349,126

Supplemental disclosure of cash flow information
Interest received	$761	$3,787	$92,210
Interest paid	$-	$-	$1,091

Supplemental disclosure of non-cash investing and
financing activities
Shares received under settlement agreement (note 4)	$104,354	$-	$-
Shares received on disposition of interests in mineral
properties	$-	$-	$240,870

See notes to consolidated financial statements.	5

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

1. Continuing operations

The accompanying consolidated financial statements are prepared on a going-concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business. From 1992 to 1998, the Company was engaged in the exploration and development of precious and base mineral deposits in the Republic of Kazakhstan. Since 1998, the Company has been an inactive public company. On November 20, 2002, the Company was suspended from trading on the TSX Venture Exchange (the "Exchange") for failure to meet Tier 2 Maintenance Requirements and resumed trading on September 25, 2003 on the NEX board. The Company's ability to continue in operations is dependent on its ability to evaluate and acquire a new business opportunity and to secure new financing to develop an opportunity to complete its reactivation to meet the Exchange's Tier 2 Minimum Listing Requirements to (note 11(a)).

The consolidated financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 12. A summary of the significant policies are as follows:

a) Principles of consolidation

These consolidated financial statements include the accounts of Goldbelt Resources Ltd. and its wholly owned subsidiaries, 521968 B.C. Ltd., Goldbelt Management Services, Inc. and Goldbelt International, LLC. (collectively, unless the context requires otherwise, referred to as the "Company"). All intercompany balances and transactions are eliminated.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

c) Cash and cash equivalents

Cash and cash equivalents includes deposits at call and term deposits which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis.

d) Investments

Short-term investments that are considered temporary are carried at the lower of cost or market value. Long-term investments in which the Company does not exercise significant influence are recorded at cost. Long-term investments are written down if there is a permanent impairment in their carrying value.

e) Interests in mineral properties

The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by area of interest. These expenditures are carried forward where rights to tenure of the areas of interest are current, and it is expected the expenditure will be recovered through successful development and exploitation of the area of interest or alternatively by its sale and/or the activities are continuing in the area of interest but have not yet reached a stage of development which permits reasonable assessments of the existence or otherwise of economically recoverable reserves. Expenditures, which no longer satisfy the above criteria, are written off. The carrying value of each of its mineral properties is reviewed on a regular basis.

On commencement of commercial production, net costs will be charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

f) Income tax

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantially enacted.

g) Share issuance costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs. These costs are presented as other assets until the issuance of the shares to which the costs relate, at which time the costs are charged against the related share capital or charged to operations if the shares are not issued.

h) Stock-based compensation

The CICA approved a new Handbook section "Stock-Based Compensation" and "Other Stock-Based Payments" effective for fiscal years commencing on or after January 1, 2002. The new Section applies to awards granted on or after the date of adoption, therefore, will not apply to awards granted before the fiscal years beginning on or before January 1, 2002.

The new Section requires that stock-based compensation to non-employees and direct awards to employees and non-employees be accounted using a fair value-based method of accounting. The new Section encourages, but does not require, the use of fair value-based method to account for all stock-based transactions with employees. When an enterprise does not use the fair value-based method, it must disclose pro-forma fair value-based income and earnings per share information. The Company intends to adopt the fair value-based method for all stock-based transactions with employees.

i) Foreign currency translation

Foreign currency transactions and balances and accounts of integrated foreign operations are translated into Canadian dollars as follows:

i) Revenues and expenses at average exchange rates for each period;

ii) Monetary items, non current assets and non current liabilities at the rates of exchange prevailing at balance sheet dates;

iii) Other non-monetary items at the historical exchange rates; and,

iv) Exchange gains and losses arising from translation are included in the determination of earnings for each year.

j) Earnings (loss) per share

Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per share is not disclosed, as the effect of conversion of outstanding options and warrants is anti-dilutive.

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

3. Investments

	2003	2002
Investments recorded at cost
Celtic Resources Holdings Plc, 120,000 free trading shares (Market value
2003 - $521,704; 2002 - $486,276) (note 7)	$240,870	$240,870
Regal Petroleum Plc, 176,000 restricted shares (Market value - $438,355)
(note 4)	104,354	-

	$345,224	$240,870

Subsequent to June 30, 2003, the Company sold its shareholdings in Celtic Resources Holdings Plc for net proceeds of $754,213.

4. Settlement costs

In December 1998, the Company signed a Letter of Intent and a subsequent Sale/Purchase Agreement (collectively referred to as the "Agreements") to acquire Regal Petroleum Corporation Limited ("Regal"). The acquisition did not complete, as Regal was unable to raise the funds required as a condition precedent to closing of transaction. In July 2000, the Agreements were formally terminated.

The Company had advanced funds to Regal under the terms of a loan agreement dated December 7, 1998 providing up to a maximum of US$500,000 bearing interest at the rate of 10% per annum. A Settlement Agreement was entered into on July 31, 2000 between the parties whereby the Company received CAD$588,969 (US$372,248) to repay all loan advances made together with accrued interest thereon plus certain costs. In addition, the Company incurred expenses of $290,350 in connection with the Regal settlement consisting of fees paid to a director for negotiating the agreement ($106,400), travel ($140,302) and other costs ($43,648) of which $40,961were recovered from Regal in payment received.

In part consideration for entering into the Settlement Agreement, the Company will be issued 176,000 shares of Regal if, as and when the entity is listed on a recognized stock exchange. On September 25, 2002, the Company was issued 176,000 ordinary shares of Regal Petroleum Plc, a publicly listed company on the London Exchange subject to a one-year hold period. The market value of the Regal Petroleum Plc shares at date of issue was $260,885. The investment has been recorded at $104,354, which is the directors' determination of fair value at date of issue based on market value less discounts for the one-year hold period and the limited liquidity in the secondary market at the date of issue.

5. Capital stock

a) Share consolidation

Shareholders approved a share consolidation on a 1:10 basis and a subsequent increase in authorized share capital to 100,000,000 common shares at the Company's Extraordinary General Meeting on May 19, 1998. Regulatory approval of the share consolidation was obtained August 22, 2001, effective August 27, 2001. All share capital amounts (issued and obligations to issue shares) have been restated to give effect to the consolidation.

b) Capital reduction

Shareholders approved a capital reduction of up to $48,194,465 at the Company's Annual General Meeting on December 18, 2002. As such, the amount of issued capital was reduced by $47,941,738 and contributed surplus was reduced by $252,727 resulting in a total capital reduction of $48,194,465 that was credited to the accumulated deficit.

c) Authorized – 100,000,000 common shares without par value

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

5. Capital stock (continued)

d)	Issued
		Number
		of Shares	Amount

	Balance, June 30, 2001	46,551,376	$48,124,162
	Share consolidation 1:10 (note 5(a))	(41,896,239)	-

	Balance, June 30, 2002	4,655,137	48,124,162
	Capital reduction (note 5(b))	-	(47,941,738)

	Balance, June 30, 2003	4,655,137	$182,424

e) Stock options

At the Company's Annual General Meeting held on December 18, 2002, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 930,000 common shares can be reserved for issuance to executive officers and directors, employees and consultants. Upon listing on the NEX board, the grant and exercise of stock options will be restricted to 10% of the issued and outstanding in any twelve month period in accordance with NEX policy. The exercise price of the options is set at the Company's closing share price on the day before the grant date less the applicable discount permitted under the TSX Venture Exchange policies. The options have a maximum term of five years and the directors will determine the vesting period, if any, at date of grant. At June 30, 2003, 465,514 options are available for future grant under the Plan. On October 24, 2003, the Company granted incentive options for the purchase of a total of 660,000 shares of the Company. The options vested at date of grant and are exercisable for a period of five years at the price of $0.10 per share.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	2003	Weighted	2002	Weighted
		Average		Average
		Exercise Price		Exercise Price
Opening balance	57,000	$2.00	159,500	$3.09
Options expired	(57,000)	$2.00	(102,500)	$3.70
Closing balance	-		57,000	$2.00

6. Contributed surplus

	2003	2002	2001
Balance, beginning of year	$252,727	$252,727	$252,727
Capital reduction (note 5(b))	(252,727)	-	-

Balance, end of year	$-	$252,727	$252,727

7. Gain on sale of interests in mineral properties

During the year ended June 30, 2001, the Company sold all of its remaining interests in the Kazakhstan Properties, as described below, to Celtic Resources Holdings Plc ("Celtic"), a publicly listed company on the London Exchange. Proceeds of sale were the issue of 120,000 free trading shares of Celtic with a market value at date of issue of $240,870 (note 3). Acquisition and exploration expenditures totaling $1,470,776 relating to the interests in mineral properties sold to Celtic were written off in years prior to June 30, 2000.

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

7. Gain on sale of interests in mineral properties (continued)

Abyz deposit

The Company held a 60% interest in a joint stock company Karagai Gold JSC, formed under the laws of the Republic of Kazakhstan, which has a 100% interest in the Abyz deposit.

Leninogorsk

The Company held a 50% interest in a joint stock company Kazgold JSC, formed under the laws of the Republic of Kazakhstan, which has a 100% interest in the Leninogorsk Gold Tailings Project.

Kazakhstan and Mykubinsk licences

The Company acquired in January 1996 an 80% interest in Dostyk LLP, which holds two exploration licences in the east central portion of Kazakhstan. In August 1998, 20% of its interest was farmed out to Temenai Limited. During June 1998, an agreement was reached with a prospective buyer to acquire 55% of its interest for US$100,000 with a right to acquire the remaining 25% for US$900,000.

8. Related party transactions
(In addition to those transactions disclosed elsewhere)

a) At June 30, 2003, the Company owed $302,033 (2002 - $288,666) to a director related entity and directors, which are included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to fees and expenses.

b) During the year ended June 30, 2003, the Company advanced $5,000 (2002 - $5,000) to a director related entity as a prepayment for disbursements to be made for compliance filings. At June 30, 2003, the prepaid expense amount is $378 (2002 - $2,311).

c) The following table discloses the related party transactions for the financial years as follows:

Related party	Type of transaction	Terms and	2003	2002	2001
		conditions
Director related	Legal fees	Normal
entities		commercial	$37,868	$25,891	$50,731
Directors	Financial consulting	Normal
		commercial	12,912	-	30,621
Director	Settlement costs –	Normal
	fees	commercial	-	-	106,400
Directors	Travel expenses	Cost	37,801	-	-
Director	Settlement costs –
	expense	Cost	-	-	181,210

			$88,581	$25,891	$368,962

9. Income tax

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

	2003	2002	2001
Statutory rates	38.6%	42.1%	45.6%
Income tax recovery computed at statutory rates	$61,011	$44,855	$63,014
Gain on sale of interests in mineral properties	-	-	109,617
Tax benefit not recognized on current year's losses	(61,011)	(44,855)	(172,631)

Provision for recovery of income taxes	$-	$-	$-

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

9. Income tax (continued)

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

	2003	2002
Future tax assets
Non-capital loss carry forwards	$1,720,848	$2,582,383
Exploration expenditure	3,169,133	3,456,489

Total gross future income tax assets	4,889,981	6,038,872
Less valuation allowance	(4,889,981)	(6,038,872)

Net future income tax assets	-	-
Less future tax liabilities	-	-

Net future income taxes	$-	$-

At June 30, 2003, Goldbelt Resources Ltd., the parent company, has non-capital losses of approximately $4,458,156, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

2004	$2,173,010
2005	1,194,012
2006	561,555
2007	-
2008	339,228
2009	70,497
2010	119,854

$4,458,156

In addition, Goldbelt Resources Ltd., the parent company, has capital loss carry forwards for Canadian income tax purposes of approximately $3,669,409, which maybe carried forward indefinitely, subject to final determination by taxation authorities.

10. Financial instrument disclosure

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities on the balance sheets approximates fair value because of the limited term of these instruments.

The directors on a regular basis review the value of the Company's investments to determine if a permanent impairment in value has occurred. The fair value of the Company's investments is given in note 3.

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

11. Significant and subsequent events

a) Listing status

On November 20, 2002, the Company was suspended from trading on the TSX Venture Exchange for failure to initiate its reorganization within eighteen months of being designated Inactive and to achieve Tier 2 Maintenance Requirements. On September 24, 2003, the Company applied to have its shares reinstatement for trading through the facilities of the TSX Venture NEX Board concurrent with the termination of an agreement that would have resulted in a reverse takeover transaction (note 11(b)). On September 25, 2003, the shares of the Company resumed trading.

The Company will be required to complete the following steps to complete a reorganization to satisfy the TSX Venture Tier 2 Minimum Listing Requirements to graduate to the TSX Venture Exchange:

1. Negotiate an agreement to settle $296,391 (US$189,217) of indebtedness with a director. On October 29, 2003 an agreement was entered into whereby the director has agreed to accept a payment of $150,000 in full satisfaction of the debt obligation.

2. Acquire a property or business of merit.

3. Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

b) Letter of Intent

On December 24, 2002, the Company entered into an agreement to acquire the shares of Ocean Realm International, Inc. ("ORI"), which would have resulted in a reverse takeover transaction. On closing, ORI would hold a 60% participating interest and the right to acquire a further 20% participating interest in an Indonesian oil field. As initial consideration for the agreement, the Company paid a non-refundable deposit of US$20,000 and advanced US$65,000 which was to be repayable prior to closing. The Company made a decision not to proceed with this acquisition and terminated its arrangements to do so. Due to the uncertainty regarding the collection of the advances made of US$65,000, the Company has set up a reserve to provide for the entire amount in the current financial year.

c) Financing

On November 3, 2003, the Company proposed to conduct a private placement of up to 2,000,000 units at the price of $0.0525 per unit to raise $105,000. Each unit will consist of one share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional share of the Company for a period of twelve months at the price of $0.10 per share. Net proceeds from the private placement will be used by the Company to search for and acquire a new resource asset and for general working capital. This private placement is subject to acceptance by requisite regulatory approval.

12. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission, except as set out below.

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

12. Differences between Canadian and United States generally accepted accounting principles (continued)

a) Loss and loss per share

	2003	2002	2001

Loss under Canadian and U.S. GAAP	$(158,058)	$(106,545)	$(138,189)
Unrealized gain on long-term investment (notes 12(d) & (e))	369,429	223,525	21,881

Comprehensive income (loss) for year U.S. GAAP	$211,371	$116,980	$(116,308)

Earnings (loss) per share U.S. GAAP	$0.05	$0.03	$(0.02)

Weighted average number of shares outstanding	4,655,137	4,655,137	4,655,137

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

	2003	2002

Investment
As determined under Canadian GAAP	$345,224	$240,870
Adjustment for comprehensive income (notes 12(d) & (e))	614,835	245,406

Investment as determined under U.S. GAAP	$960,059	$486,276

Shareholders' equity

Capital stock
As determined under Canadian GAAP	$182,424	$48,124,162
Adjustment for interest costs (note 12(f))	323,705	323,705

As determined under U.S. GAAP	506,129	48,447,867

Contributed surplus as determined under Canadian and U.S. GAAP	-	252,727

Deficit
As determined under Canadian GAAP	(158,058)	(48,194,465)
Adjustment for interest costs (note 12(f))	(323,705)	(323,705)

As determined under U.S. GAAP		(48,518,170)

Other accumulated comprehensive income (note 12(d) & (e))	614,835	245,406

Shareholders' equity as determined under U.S. GAAP	$639,201	$427,830

c) Statements of cash flows

For the years ended June 30, 2003, 2002 and 2001, there are no material differences between Canadian and U.S. GAAP as it relates to the consolidated statements of cash flows.

d) The Company has classified its investments, which are recorded at cost as to Canadian GAAP as available for sale securities. Under U.S. GAAP, available for sale securities are carried at fair values with unrealized gains or losses reflected as a component of comprehensive income.

GOLDBELT RESOURCES LTD.
Notes to Consolidated Financial Statements
As at June 30, 2003 and June 30, 2002 and for the three year period ended June 30, 2003

(Expressed in Canadian dollars)

12. Differences between Canadian and United States generally accepted accounting principles (continued)

e) For purposes of the reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the Company, other accumulated comprehensive income comprises only unrealized gains or losses on available for sale securities.

f) Under U.S. GAAP, interest is required to be capitalized for qualifying assets and is intended to be that portion of the interest cost incurred during the assets' acquisition periods, which theoretically could have been avoided if expenditures for the assets had not been made.

g) The Company applies Accounting Boards Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock based compensation plans. As the fair value of the underlying shares at the time of granting equaled the exercise price, no compensation cost has been recognized for the stock options granted in 2001. For purposes of the reconciliation to U.S. GAAP, the amount of the compensation cost determined on the basis of the fair market value at date of grant pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) is $Nil (2002 - $Nil; 2001 - $Nil).

h) Under U.S. GAAP, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Under Canadian GAAP, substantially enacted rates are used to calculate tax assets and liabilities. For purposes of the reconciliation to U.S. GAAP, the amount is $Nil (2002 - $Nil; 2001 - $Nil).

i) The Company has determined there is no impact from the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardizes the accounting of derivative instruments.

j) In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No 143 also requires increased disclosure surrounding asset retirement obligations. SFAS is effective for fiscal years beginning after June 15, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position.

k) In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 31, 2001. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position.

