Form 20-F
period 2004-06-30
GOLDBELT RESOURCES LTD
filed 2006-01-19
CIK 1013785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

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

8,155,137

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

Table of Contents

FORWARD-LOOKING STATEMENTS		5
GLOSSARY OF TERMS AND DEFINITIONS		6
PART 1		9
Item 1. Identity of Directors, Senior Management and Advisers		9
Item 2. Offer Statistics and Expected Timetable		9
Item 3. Key Information		9
A.	Selected financial data	9
B.	Capitalization and Indebtedness	11
C.	Reasons for the offer and use of proceeds	11
D.	Risk factors	11
Item 4. Information on the Company		15
A.	History and Development of Goldbelt Resources	15
B.	Business Overview	18
C.	Organizational Structure	21
D.	Property, Plants and Equipment	21
Item 4A. Unresolved Staff Comments		31
Item 5. Operating and Financial Review and Prospects		32
A.	Operating results	32
B.	Liquidity and capital resources	33
C.	Research and development, patents and licences, etc	33
D.	Trend information	33
E.	Off-balance sheet arrangements	33
F.	Tabular disclosure of contractual obligations	34
Item 6. Directors, Senior Management and Employees		34
A.	Directors and senior management	34
B.	Compensation	35
C.	Board practices	36
D.	Employees	43
E.	Share Ownership	43
Item 7. Major Shareholders and Related Party Transactions		44
A.	Major shareholders	44
B.	Related Party Transactions	45
C.	Interests of experts and counsel	46
Item 8. Financial Information		46
A.	Consolidated Statements and Other Financial Information	46
B.	Significant Changes	46
Item 9. The Offer and Listing		46
A.	Offer and listing details	46
B.	Plan of distribution	48
C.	Markets	48
D.	Selling shareholders	48
E.	Dilution	48
F.	Expenses of the issue	48
Item 10. Additional Information		48
A.	Share capital	48

B. Memorandum and articles of association	48
C. Material Contracts	51
D. Exchange controls	51
E. Taxation	51
F. Dividends and paying agents	52
G. Statement by experts	52
H. Documents on display	52
I. Subsidiary Information	52
Item 11. Quantitative and Qualitative Disclosures About Market Risk	52
Item 12. Description of Securities Other than Equity Securities	52
PART 2	52
Item 13. Defaults, Dividend Arrearages and Delinquencies	52
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
53
Item 15. Controls and Procedures	53
Item 16A. Audit Committee Financial Expert	53
Item 16B. Code of Ethics	53
Item 16C. Principal Accountant Fees and Services	53
Item 16D. Exemptions from the Listing Standards for Audit Committees	54
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	54
PART 3	54
Item 17. Financial Statements	54
Item 18. Financial Statements	54
Item 19. Exhibits	54

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

PART 1

Item 1.         Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.         Offer Statistics and Expected Timetable

Not Applicable.

Item 3.         Key Information

A.         Selected financial data.

The selected financial data appearing below for the fiscal years ended June 30, 2004, 2003, 2002, 2001 and 2000 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements of Goldbelt Resources that appear elsewhere herein.

Goldbelt Resources' financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the table below is presented in accordance with Canadian GAAP. For the years ended June 30, 2004, 2003 and 2002 the reconciliation of the Net Loss and Net Loss Per Share to a U.S. GAAP basis is presented in Note 12 of the June 30, 2004 financial statements. The principal differences between Canadian GAAP and US GAAP that affect Goldbelt Resources' income and shareholders' equity relate to those items described in Note 12 of Goldbelt Resources' June 30, 2004 financial statements appearing elsewhere herein.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to Goldbelt Resources' audited Consolidated Financial Statements appearing elsewhere in this registration statement. The differences between US GAAP and Canadian GAAP are described in Note 12 to the accompanying June 30, 2004 audited financial statements. Significant accounting policies applied in preparing Goldbelt Resources' financial statements are set out in Note 2 to the accompanying audited financial statements.

SELECTED FINANCIAL DATA UNDER CANADIAN GAAP
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2004	2003	2002	2001	2000

Operating Revenues	Nil	Nil	Nil	Nil	Nil

Expenses	(444,039)	(164,986)	(113,494)	(200,720)	(108,838)

Other income	979,960	6,928	6,949	62,531	80,883

Income (loss) from	535,921	(158,058)	(106,545)	(138,189)	(27,955)
operations

Income (loss) from	535,921	(158,058)	(106,545)	(138,189)	(27,955)
continuing operations

Net income (loss)	535,921	(158,058)	(106,545)	(138,189)	(27,955)

Income (Loss) per Share	0.08	(0.03)	(0.02)	(0.03)	(0.01)

Earnings (loss) from	0.08	(0.03)	(0.02)	(0.03)	(0.01)
operations per share

Earnings (loss) from	0.08	(0.03)	(0.02)	(0.03)	(0.01)
continuing operations per
share

Diluted earnings (loss)	0.07	(0.03)	(0.02)	(0.03)	(0.01)
per share

Total Assets	1,074,334	361,565	479,301	600,290	490,061

Net Assets	1,057,933	24,366	182,424	288,969	427,158

Dividends per share	-	-	-	-	-

Retained Earnings	377,863	(158,058)	(48,194,465)	(48,087,920)	(47,949,731)
(Deficit)

Capital Stock	662,424	182,424	48,124,162	48,124,162	48,124,162

Weighted Average	6,834,589	4,655,137	4,655,137	4,655,137	4,655,137
Number of Shares

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. On December 31, 2005 a Canadian dollar (C$1.00) was exchangeable for US$0.8579 on the basis applied in the following table, which sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

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

Estimates of Mineral Reserves and Resources and Production Risks

The mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which, can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

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

    4.                         Important events in development of Company's Business

The Company was involved in exploration and development of precious and base mineral deposits in the Republic of Kazakhstan from 1992 to 1998. The Company did not undertake any activity in Kazakhstan from March 1998 until the final disposition of its Kazakhstan mineral interests in March 2001. For the period from December 1998 until July 2000, the Company pursued the acquisition of Regal Petroleum Corporation ("Regal") and its oil and gas interests in the Ukraine and Romania. The acquisition was never completed, as financing could not be arranged. Goldbelt and Regal dissolved plans to merge in July 2000. In March 2001, the Company sold its last remaining interest in Kazakhstan to Celtic Resources Holdings PLC ("Celtic Holdings"), a public company traded in the United Kingdom and the successor company to Dabney Industries. The Company sold its 60% interest in the Abyz deposit owned by Karagai Gold, its 25% interest in Dostyk Minerals, an exploration company with two mineral licenses in Kazakhstan, and its 50% interest in Kazgold and any claim Kazgold may have to the Leninogorsk tailings deposits. In exchange for which Celtic Resources Holdings granted Goldbelt 1.2 million (pre-consolidation) unrestricted, ordinary shares in Celtic Resources Holding, a public company traded in the United Kingdom. In fiscal 2004, the Company disposed of its remaining investments in the shares of Celtic Resources Holdings and Regal for proceeds of $1,217,743 resulting in a gain of $872,239. On March 3, 2005, the Company completed the acquisition of mineral exploration properties in Burkina Faso in western Africa and raised $8,000,000 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the

Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company is in the process of completing technical studies of the Inata Project prior to embarking on a feasibility study and in anticipation of applying for an exploitation permit to mine this property.

On December 8, 1998, the Company's shares were halted from trading on the Vancouver Stock Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. Effective as of November 20, 2002 the Company's shares were halted from further trading by the TSX Venture Exchange for failing to maintain Tier 2 Maintenance and Minimum Listing Requirements and resumed trading on September 25, 2003 on the NEX board. On March 3, 2005 the Company resumed trading on the TSX Venture Exchange after achieving Tier 2 Maintenance Requirements through the acquisition of its Burkina Faso properties and a simultaneous $8,000,000 private placement.

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

As of December 31, 2005, approximately $11.7 million have been invested on these properties.

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

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June	June	June	June	June
	30, 2004	30, 2003	30, 2002	30, 2001	30, 2000
Expenses	(444,039)	(164,986)	(113,494)	(200,720)	(108,838)
Other income	979,960	6,928	6,949	62,531	80,883
(Loss) net income for the year	535,921	(158,058)	(106,545)	(138,189)	(27,955)
Earnings (Loss) per share	0.08	(0.03)	(0.02)	(0.03)	(0.01)
Total Assets	1,074,334	361,565	479,301	600,290	490,061
Net Assets	1,057,933	24,366	182,424	288,969	427,158
Dividends per share	-	-	-	-	-
Retained Earnings (Deficit)	377,863	(158,058)	(48,194,465)	(48,087,920)	(47,949,731)
Capital Stock	662,424	182,424	48,124,162	48,124,162	48,124,162
Weighted Average Number of	6,834,589	4,655,137	4,655,137	4,655,137	4,655,137
Shares

The Company had net income of $535,921 (2003 —($158,058)) during fiscal 2004 as a result of the sale of the Company's investments in Celtic Resources Holdings PLC and Regal Petroleum PLC. The Company's expenses for the year were $444,039 (2003 - $164,986). The increase in expenses is attributable to increased financing activity and the proposed acquisition of Resolute's Burkina Faso assets. Legal fees were $76,564 (2003 - $38,213) related to the financings and negotiation of the acquisition agreement and filings with the TSX Venture Exchange. Management and consulting fees were $92,773 (2003 - $22,710) related to the preparation of an National Instrument 43-101 report in connection with the acquisition. Travel and promotion was $187,189 (2003 -$37,801) related to due diligence and increased activities in connection with the proposed acquisition

The net loss of $(158,058), $(106,545), $(138,189) and $(27,955) and net assets of $24,266, $182,424, $288,969 and $427,158 in fiscal 2003, 2002, 2001and 2000, respectively, reflect the fact that the company was on a continued maintenance basis since the disposition of its exploration properties in Kazakhstan in 1998.

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

B. Liquidity and capital resources

The Company has financed its operations to date primarily through the issuance of common shares. During 2004 the Company received $1,217,463 from the sale of investments. The Company retains no investments. The Company continues to seek capital through various means including the issuance of equity and/or debt. The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company's cash position at June 30, 2004 was $1,058,591 compared to $12,325 at June 30, 2003. The cash increase resulted from the sale of investments and completion of two private placements. Financing activities provided cash of $480,000 during the year ended June 30, 2004, compared to $Nil for the year ended June 30 2003.

The Company has sufficient funds to cover anticipated administrative expenses throughout the year. In order to complete the acquisition of the Burkina Paso assets of Resolute Mining, the Company will need to raise additional funds by way of equity placement.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Not applicable.

E. Off-balance sheet arrangements

We have no material off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The table below summarizes our significant contractual obligations as at June 30, 2004.

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

Elizabeth A. Martin, 49, was appointed Director of Goldbelt Resources on December 16, 2005. Ms. Martin is a CMA with a strong financial background in international exploration and mining projects. She has, over the years, assumed increasingly senior roles in base metal and precious metal companies such as Northgate Mines Inc., WMC Limited, IAMGOLD Corporation and High River Gold Mines Ltd. She has had extensive experience with projects in Burkina Faso, West Africa, Russia and other areas of the world.

There are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of Goldbelt Resources' board of directors or senior management.

B. Compensation

The following is a description of all compensation and benefits paid or granted in kind to Goldbelt Resources' directors and members of its administrative, supervisory and management bodies during the fiscal years ended June 30, 2004 and 2003 for services in all capacities to the Company.

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

The amount of compensation paid to Goldbelt Resources' directors and members of its administrative, supervisory or management bodies for the last full financial year 2004 is set out below:

Name and	Fiscal	Annual Compensation			Long Term Compensation			All other
Principal	Year				Awards		Payouts	Compen-
Position	Ended	Salary	Bonus	Other	Securities	Restricted	LTIP	sation
	June	$	$	$	Under	Shares or	Payouts ($)
	30				Options or	Restricted
					SARs	Units ($)
					Granted
Paul J. Morgan	2004	Nil	Nil	Nil	220,000	Nil	Nil	Nil
Chairman,	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former President	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
& CEO
Paul Naughton	2004	Nil	Nil	Nil	220,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian C. Irwin	2004	Nil	Nil	Nil	220,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The amount of securities under options that have been issued to Goldbelt Resources' directors and members of its administrative, supervisory or management bodies and outstanding as at the end of fiscal 2004 is set out below:

Name and Principal	Common Shares under Option	Date granted	Exercise price	Expiry date
Position
Paul J. Morgan	220,000	October 24,2003	$0.10	October 24, 2008
Chairman, Former
President & CEO
Paul Naughton	220,000	October 24,2003	$0.10	October 24, 2008

Brian C. Irwin	220,000	October 24,2003	$0.10	October 24, 2008

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

(m) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

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

D. Employees

At fiscal year end 2004 the Company had no employees. The Company engages consultants or service firms to attend to requirements on a fee-for-services basis.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The Company is authorized to issue 100,000,000 common shares without par value. At June 30, 2004 the Company had outstanding 8,155,137 common shares. There are no disproportionate or weighted voting privileges attaching to any shares of the Company.

Goldbelt's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. Goldbelt does not have knowledge of the beneficial owners thereof. As of December 31, 2005 and to the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company areas follows:

Name	Number of Common Shares	Percentage
CDS & Co.	13,248,699	39.70%
Resolute Limited	7,529,412	22.04%
Dundee Precious Metals Inc.	5,000,000	13.73%
CEDE & Co.	2,470,739	7.23%
Paul J. Morgan	2,470,000	7.23%
KMN Trustees Limited	2,000,000	5.86%

Significant changes in shareholdings over the past 6 years are as follows:

	Year	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	June	June	June	June	June	June
	30, 2005	30, 2004	30, 2003	30, 2002	30, 2001	30, 2000
CDS & Co.	13,248,639	1,664,686	1,664,686	1,664,686	1,664,686	1,664,686
	39.70%	20.4%	35.76%	35.76%	35.76%	35.76%
Resolute Limited	7,529,412	-	-	-	-	-
	22.04%
Dundee Precious Metals Inc.	5,000,000	-	-	-	-	-
	13.73%
CEDE & Co.	2,470,739	2,009,777	2,009,777	2,009,777	2,009,777	2,009,777
	7.23%	24.6%	43.17%	43.17%	43.17%	43.17%
Paul J. Morgan	2,470,000	4,470,400	370,400	370,400	370,400	370,400
	7.23%	44%	7.9%	7.9%	7.9%	7.9%
KMN Trustees Limited	2,000,000	-	-	-	-	-
	5.8%

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

B. Related Party Transactions

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At June 30, 2004, the Company owed $6,113 (2003 - $302,033; 2002 - $288,666) to directors, which are included within accounts payable and accrued liabilities.

b) At June 30, 2004, the Company had a prepaid expense amount of $8,270 (2003 - $378; 2002 - $2,311) from funds advanced to a director related entity as a prepayment for disbursements.

c) During fiscal 2004, the Company paid a director $150,000 in settlement of accounts payable of $254,972 resulting in a gain on settlement of $104,972.

d) The following table discloses the related party transactions for the financial years as follows:

	Services	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
		June	June	June	June	June
		30, 2004	30, 2003	30, 2002	30, 2001	30, 2000
Director related	Professional	69,238	37,868	25,891	50,731	32,888
entities	fees
Directors	Consulting	32,273	12,912	-	30,621	13,117
Director	Settlement	-	-	-	106,400	-
	costs – fees
Director	Settlement	-	-	-	181,210	-
costs –
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

The following is the price history of the Company's stock on the TSXV:

(a) for the six most recent full financial years

Last Five Full Fiscal Years	High ($)	Low ($)
June 30, 2005	0.89	0.25
June 30, 2004	0.90	0.03
June 30, 2003	.09	.03
June 30, 2002	0.15	0.05
June 30, 2001	0.30	0.20
June 30, 2000	No trade	No trade

(b) for each financial quarter of the six most recent full financial years

Year 2005 Fiscal Quarters	High ($)	Low ($)	Year 2004 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.56	0.26	July 1 to September 30	0.06	0.03
October 1 to December 31	0.50	0.25	October 1 to December 31	0.18	0.05
January 1 to March 31	0.89	0.36	January 1 to March 31	0.50	0.11
April 1 to June 30	0.79	0.46	April 1 to June 30	0.90	0.35

Year 2003 Fiscal Quarters	High ($)	Low ($)	Year 2002 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.09	0.03	July 1 to September 30	0.11	0.07
October 1 to December 31	0.06	0.05	October 1 to December 31	0.10	0.05
January 1 to March 31	No trade	No trade	January 1 to March 31	0.10	0.06
April 1 to June 30	No trade	No trade	April 1 to June 30	0.15	0.06

Year 2001 Fiscal Quarters	High ($)	Low ($)	Year 2000 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	No trade	No trade	July 1 to September 30	No trade	No trade
October 1 to December 31	No trade	No trade	October 1 to December 31	No trade	No trade
January 1 to March 31	No trade	No trade	January 1 to March 31	No trade	No trade
April 1 to June 30	0.30	0.20	April 1 to June 30	No trade	No trade

(c) for each month for the most recent six months

Most Recent Six Months	High ($)	Low ($)
July 2005	0.66	0.61
August 2005	0.73	0.55
September 2005	0.68	0.46
October 2005	0.71	0.55
November 2005	0.69	0.55
December 2005	0.70	0.62

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of June 30, 2004, have concluded that, as at such date, our disclosure controls and procedures were not wholly effective in timely alerting them to material information relating to us required to be disclosed in our reports filed or submitted under the Exchange Act. However, in connection with the preparation of this document, the Company has instituted controls and procedures to enable it to disclose information required to be disclosed by the Company on a timely basis.

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

Item 16C. Principal Accountant Fees and Services.

We paid the following fees to Davison & Company LLP in each of the years ended June 30, 2004 and 2003 for professional services:

Fees	2004	2003
Audit Fees	$16,019	$19,043
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$16,019	$19,043

The policies Audit Committee is responsible for overseeing the work of the external audit including approval of audit fees and the pre-approval of all non-audit services provided by the independent auditor.

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

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

A. Financial Statements

(i) Auditors' Report.

(ii) Consolidated Balance Sheets as at June 30, 2003 and 2004.

(iii) Consolidated Statements of Operations and Retained Earnings (Deficit) for the years ended June 30, 2002, 2003 and 2004.

(v) Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2003 and 2004.

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

/s/ Collin Ellision
Collin Ellison, CEO
Date: January 19, 2006

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, Davidson & Company LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and with the standards of the Public Company Accounting Oversight Board (United States), and their report follows.

SIGNATURE

Paul J. Morgan
President, CEO and acting CFO

November 12, 2004

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Goldbelt Resources Ltd.

We have audited the consolidated balance sheets of Goldbelt Resources Ltd. as at June 30, 2004, and the consolidated statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

November 12, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 12 to the consolidated financial statements. Our report to shareholders dated November 12, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

November 12, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

3630 Triumph St., Vancouver, BC,
Canada V5K 1V3
	CHARTERED	Telephone 604 299-3333
	ACCOUNTANTS	Facsimile 604 299-2212
E-mail jacqueline_tucker@telus.net
J.M. TUCKER INC.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Goldbelt Resources Ltd. as at June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the two year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003, the results of its operations and its cash flows for the two year period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) J.M. Tucker Inc.

Chartered Accountants

Vancouver, British Columbia
November 10, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that referred to in the attached consolidated balance sheet as at June 30, 2003 and described in note 1 of the consolidated financial statements. Our report to shareholders dated November 10, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when the uncertainty is adequately disclosed in the financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountants

Vancouver, British Columbia
November 10, 2003

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at June 30
(Expressed in Canadian Dollars)

	2004	2003
	$	$

ASSETS
Current
Cash and cash equivalents	1,058,591	12,325
Receivables	3,823	1,462
Prepaid expenses	11,920	2,554

	1,074,334	16,341

Investments (Note 3)	-	345,224

	1,074,334	361,565

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	16,401	337,199

Shareholders' equity
Capital stock (Note 4)	662,424	182,424
Contributed surplus (Note 4)	17,646	-
Retained earnings (deficit)	377,863	(158,058)

	1,057,933	24,366

	1,074,334	361,565

Continuing operations (Note 1)
Subsequent event (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

SIGNATURE	SIGNATURE

Brian C. Irwin	Paul J. Morgan
Director	Director

Goldbelt Resources Ltd.
Consolidated Statements of Operations and Retained Earnings (Deficit)
Years ended June 30
(Expressed in Canadian Dollars)

	2004	2003	2002
	$	$	$

Expenses
Professional fees	99,716	57,256	56,586
Travel and promotion	187,189	37,801	-
Stock-based compensation (Note 4)	17,646	-	-
Consulting fees	92,773	22,710	12,784
Salaries and benefits	16,021	15,229	10,704
Transfer agent and filing fees	10,570	12,459	14,757
Shareholder relations	9,656	9,261	9,168
Office and occupancy costs	8,806	9,463	8,001
Telecommunications	1,662	807	1,494

Loss before other items	(444,039)	(164,986)	(113,494)

Other income (expenses)
Foreign exchange (loss) gain	(1,188)	30,928	3,162
Interest income	3,937	761	3,787
Gain on sale of long-term investments (Note 3)	872,239	-	-
Gain on settlement of accounts payables (Note 5 (c))	104,972	-	-
Forfeiture of non-refundable deposit on
proposed acquisition (Note 8)	-	(30,380)	-
Settlement recoveries (Note 3)	-	104,354	-
Write down of loan advances (Note 8)	-	(98,735)	-

	979,960	6,928	6,949

Net income (loss) for the year	535,921	(158,058)	(106,545)

Retained earnings (deficit), beginning of year	(158,058)	(48,194,465)	(48,087,920)

Capital reduction (Note 4)	-	48,194,465	-

Retained earnings (deficit), end of year	377,863	(158,058)	(48,194,465)

Earnings (loss) per common share
Basic	0.08	(0.03)	(0.02)

Diluted	0.07	(0.03)	(0.02)

Weighted average number of common shares
Basic	6,834,589	4,655,137	4,655,137

Diluted	8,209,589	4,655,137	4,655,137

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Consolidated Statements of Cash Flows
Years ended June 30
(Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)	2004	2003	2002
	$	$	$

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss) for the year	535,921	(158,058)	(106,545)
Items not affecting cash:
Stock-based compensation	17,646	-	-
Gain on sale of investments	(872,239)	-	-
Gain on settlement of accounts payable	(104,972)	-	-
Settlement recoveries	-	(104,354)	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(2,361)	(1,074)	1,377
(Increase) decrease in prepaid expenses	(9,366)	1,693	4,282
(Decrease) increase in accounts payable
and accrued liabilities	(215,826)	40,322	(14,444)

Net cash used in operating activities	(651,197)	(221,471)	(115,330)

CASH FLOWS FROM INVESTING
ACTIVITIES
Proceeds from sale of investments	1,217,463	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds on issuance of capital stock	480,000	-	-

Increase (decrease) in cash and
cash equivalents during the year	1,046,266	(221,471)	(115,330)

Cash and cash equivalents,
beginning of year	12,325	233,796	349,126

Cash and cash equivalents, end of year	1,058,591	12,325	233,796

Cash received for interest	-	761	3,787

Cash paid for income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

1. CONTINUING OPERATIONS

The accompanying consolidated financial statements are prepared on a going-concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business. From 1992 to 1998, Goldbelt Resources Ltd. (the "Company") was engaged in the exploration of precious and base mineral deposits in the Republic of Kazakhstan. Since 1998, the Company has been an inactive public company. On November 20, 2002, the Company was suspended from trading on the TSX Venture Exchange (the "Exchange") for failure to meet Tier 2 Maintenance Requirements and resumed trading on September 25, 2003 on the NEX board. The Company's ability to continue in operations is dependent on its ability to evaluate and acquire a new business opportunity and to secure new financing to develop an opportunity to complete its reactivation to meet the Exchange's Tier 2 Minimum Listing Requirements. The Company has entered into an acquisition agreement (Note 10) in order to complete its reactivation plan.

The consolidated financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Resolute (West Africa) Limited, Resolute (West Africa) Mining Company S.A., 521966 B.C. Ltd., Goldbelt Management Services, Inc. and Goldbelt International, LLC. All intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include deposits at call and term deposits which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Long-term investments in which the Company does not exercise significant influence are recorded at cost. Long-term investments are written down to net realizable value if there is a permanent impairment in their carrying value.

Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantively enacted. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

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

Stock-based compensation

Effective July 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the use of fair value-based methodology for measuring compensation costs. The section also permits, and the Company adopted, for the year ended June 30, 2003, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

Effective July 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of transactions. Translation gains and losses are reflected in loss for the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings (loss) per share

Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

3. INVESTMENTS

	2004	2003
	$	$
Investments recorded at cost
Celtic Resources Holdings Plc, (Market value 2003 - $521,704)	-	240,870
Regal Petroleum Plc, (Market value 2003 - $438,355)	-	104,354

	-	345,224

In December 1998, the Company signed a Letter of Intent and a subsequent Sale/Purchase Agreement (collectively referred to as the "Agreements") to acquire Regal Petroleum Corporation Limited ("Regal"). The acquisition did not complete, as Regal was unable to raise the funds required as a condition precedent to closing of transaction. In July 2000, the Agreements were formally terminated.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

3. INVESTMENTS (continued)

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

During fiscal 2003, in part consideration for entering into the Settlement Agreement, the Company was issued 176,000 ordinary shares of Regal Petroleum Plc, a publicly listed company on the London Exchange subject to a one-year hold period. The market value of the Regal Petroleum Plc shares at date of issue was $260,885. The investment was recorded at $104,354, which was the directors' determination of fair value at date of issue based on market value less discounts for the one-year hold period and the limited liquidity in the secondary market at the date of issue.

During fiscal 2004, the Company disposed of its shares in Celtic Resources Holdings Plc and Regal Petroleum Plc for proceeds of $1,217,463 resulting in a gain of $872,239.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock

	Number		Contributed
	of Shares	Amount	Surplus

Authorized
100,000,000 common shares without par value

Common shares issued
Balance, June 30, 2001	46,551,376	$48,124,162	$252,727
Share consolidation 1:10	(41,896,239)	-	-

Balance, June 30, 2002	4,655,137	48,124,162	252,727
Capital reduction	-	(47,941,738)	(252,727)

Balance, June 30, 2003	4,655,137	182,424	-
Issued for cash	3,500,000	480,000	-
Stock-based compensation	-	-	17,646

Balance, June 30, 2004	8,155,137	$662,424	$17,646

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Share consolidation

Shareholders approved a share consolidation on a 1:10 basis and a subsequent increase in authorized share capital to 100,000,000 common shares at the Company's Extraordinary General Meeting on May 19, 1998. Regulatory approval of the share consolidation was obtained August 22, 2001, effective August 27, 2001. All share capital amounts in fiscal 2003 (issued and obligations to issue shares) have been restated to give effect to the consolidation.

Capital reduction

In fiscal 2003, shareholders approved a capital reduction of up to $48,194,465 at the Company's Annual General Meeting on December 18, 2002. As such, the amount of issued capital was reduced by $47,941,738 and contributed surplus was reduced by $252,727 resulting in a total capital reduction of $48,194,465 that was credited to the accumulated deficit.

Private placements

During 2004, the Company completed the following private placements:

i) Issued 2,000,000 units to a director of the Company for $0.0525 per unit for total proceeds of $105,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire one additional common share for $0.10 expiring November 18, 2004.

ii) Issued 1,500,000 common shares for $0.25 per share for total proceeds of $375,000. Included in the private placement were 200,000 common shares issued to directors of the Company.

Stock option plan

The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants. The exercise price of each option is based on the market price of the Company's common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock option transactions are summarized as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise	Options	Exercise
		Price		Price		Price

Balance, beginning of year	-		$57,000	$2.00	159,500	$3.09

Granted					-	-
	660,000	0.10	-	-
Expired
	-	-	(57,000)	2.00	(102,500)	3.70

Balance, end of year
	660,000	$0.10	-	$-	57,000	$2.00

The weighted average remaining contractual life of options outstanding as of June 30, 2004 was 4.3 years (2003: nil, 2002: 2 months) and the weighted average fair value of options granted during the year was $0.05.

The following options and warrants to acquire common shares of the Company were outstanding at June 30, 2004:

	Number	Exercise
	of Shares	Price	Expiry Date

Options	660,000	$ 0.10	October 24, 2008
Warrants	2,000,000	0.10	November 18, 2004

Stock-based compensation

During the current year, the Company granted 660,000 options to directors of which 330,000 have vested and are exercisable as at June 30, 2004. Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations. Total stock-based compensation recognized in the statement of operations during the year was $17,646. This amount was also recorded as contributed surplus.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The following assumptions were used for the method of valuation of stock options granted during the year:

Risk-free interest rate	4.1%
Expected life of options	5 years
Annualized volatility	110%
Dividend rate	0.00%

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At June 30, 2004, the Company owed $6,113 (2003 - $302,033) to a director related entity and directors, which are included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to fees and expenses.

b) At June 30, 2004, the Company had a prepaid expense amount of $8,270 (2003 - $378) from funds advanced to a director related entity as a prepayment for disbursements.

c) During fiscal 2004, the Company paid a director $150,000 in settlement of accounts payable of $254,972 resulting in a gain on settlement of $104,972.

d) The following table discloses the related party transactions for the financial years as follows:

	Type of	Terms and
Related party	transaction	conditions	2004	2003	2002

Director related entities	Professional fees	Normal commercial	$ 69,238	$ 37,868	$ 25,891
Director	Consulting	Normal commercial	32,273	12,912	-

			$ 101,511	$ 50,780	$ 25,891

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the year ended June 30, 2004.

The significant non-cash transaction for the year ended June 30, 2003 was the Company receiving 176,000 common shares of Regal Petroleum Plc recorded at $104,354 as partial consideration for entering into a settlement agreement (Note 3).

7. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2004	2003	2002

Income (loss) before income taxes	$535,921	$(158,058)	$(106,545)

Income (taxes) recovery	$(191,000)	$61,011	$44,855
Stock-based compensation not deductible for income tax purposes	(6,000)	-	-
Non-taxable portion of gain on sale of investments	155,000	-	-
Recognized (unrecognized) benefit of net operating losses	42,000	(61,011)	(44,855)

	$-	$-	$-

b) Significant components of the Company's future income tax assets are as follows:

	2004	2003

Future income tax assets
Losses available for future periods	$811,727	$1,720,848
Exploration expenditures	1,616,780	3,169,133

	2,428,057	4,889,981
Valuation allowance	(2,428,057)	(4,889,981)

Net future income taxes	$-	$-

At June 30, 2004, the Company has available for deduction against future taxable income, non-capital losses of approximately $2,279,000. In addition, the Company has capital loss carry forwards, subject to certain restrictions, for Canadian income tax purposes, which may be carried forward indefinitely, subject to final determination by taxation authorities. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

8. OTHER INCOME STATEMENT ITEM

On December 24, 2002, the Company entered into an agreement to acquire the shares of Ocean Realm International, Inc. ("ORI"), which would have resulted in a reverse takeover transaction. On closing, ORI would hold a 60% participating interest and the right to acquire a further 20% participating interest in an Indonesian oil field. As initial consideration for the agreement, the Company paid a non-refundable deposit of US$20,000 and advanced US$65,000 which was to be repayable prior to closing. The Company made a decision not to proceed with this acquisition and terminated its arrangements to do so. Due to the uncertainty regarding the collection of the advances made of US$65,000, the Company has set up a reserve to provide for the entire amount in fiscal 2003.

9. FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents, receivables and accounts payable and accrued liabilities on the balance sheets approximates fair value because of the limited term of these instruments. The directors on a regular basis review the value of the Company's investments to determine if a permanent impairment in value has occurred.

10. ACQUISITION AGREEMENT

The Company has entered into an agreement with Resolute Mining Limited ("Resolute") of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute's 100% interest in five gold exploration properties in Burkina Faso in western Africa. The properties are known as the Belahouro, Kari, Kiere, Mandiasso and Diosso properties which are held by Resolute (West Africa) Limited ("RWA"), an indirect subsidiary of Resolute, which the Company will acquire for cash and securities of the Company. Subsequent to June 30, 2004, the Company paid US$250,000 to fund an exploration program in accordance with the agreement.

Subject to the satisfactory completion of due diligence, receipt of the approval of the TSX Venture Exchange, an independent review of the Belahouro project to conform to National Instrument 43-101 and, if required, the approval of the shareholders of the Company, the Company will pay US$1,500,000, issue, subject to adjustment, 5,000,000 common shares of the Company and 2,500,000 share purchase warrants to Resolute. One-half of the share purchase warrants will entitle Resolute to purchase 1,250,000 shares of the Company at $1.00 per share for two years from the date of issue. The remaining half of the share purchase warrants will entitle Resolute to purchase an additional 1,250,000 common shares of the Company at $1.30 per common share for a period of two years form the date of issue. The number of shares and the exercise price of the share purchase warrants to be issued to Resolute will be adjusted based on the price of a private placement to be completed concurrently with or prior to the completion of the acquisition.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

10. ACQUISITION AGREEMENT (continued)

The Company will pay a finder's fee to Plato Prospecting Pty. Ltd of Perth, Australia of 250,000 shares and warrants to purchase 125,000 shares of the Company at $1.00 per share for a period of two years.

11. SUBSEQUENT EVENT

Subsequent to June 30, 2004, the Company granted options to acquire 150,000 common shares at $0.25 per share expiring July 12, 2009.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") are described and quantified below.

a) Net income (loss) and per share information

	2004	2003	2002

Net income (loss) under Canadian GAAP and U.S. GAAP	$535,921	$(158,058)	$(106,545)
Unrealized gain on long-term investment (Note 12(d))	-	369,429	223,525

Comprehensive net income (loss) under U.S. GAAP (Note 12(e))	$535,921	$ 211,371	$116,980

Earnings (loss) per share U.S. GAAP
Basic	$0.08	$0.05	$0.03
Diluted	$0.07	$0.05	$0.03

Weighted average number of shares outstanding
Basic	6,834,589	4,655,137	4,655,137
Diluted	8,209,589	4,655,137	4,655,137

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

	2004	2003

Investment
As determined under Canadian GAAP	$-	$345,224
Adjustment for comprehensive income (Notes 12(e))	-	614,835

Investment as determined under U.S. GAAP	$-	$960,059

	2004	2003

Shareholders' equity

Capital stock
As determined under Canadian GAAP	$662,424	$182,424
Adjustment for interest costs (Note 12(f))	323,705	323,705

As determined under U.S. GAAP	986,129	506,129

Contributed surplus as determined under Canadian GAAP and U.S. GAAP	17,646	-

Retained earnings (deficit)
As determined under Canadian GAAP	377,863	(158,058)
Adjustment for interest costs (Note 12(f))	(323,705)	(323,705)

As determined under U.S. GAAP	54,158	(481,763)

Other accumulated comprehensive income (Note 12(e))	-	614,835

Shareholders' equity as determined under U.S. GAAP	$1,057,933	$639,201

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c) Statements of cash flows

For the years ended June 30,2004, 2003 and 2002, there are no material differences between Canadian GAAP and U.S. GAAP on the statements of cash flows.

d) The Company has classified investments, which are recorded at cost as to Canadian GAAP as available for sale securities. Under U.S. GAAP, available for sale securities are carried at fair values with unrealized gains or losses reflected as a component of comprehensive income.

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

g) Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", recommends but does not require, companies establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected to account for stock-based compensation using SFAS 123 beginning with the fiscal year ended June 30, 2004. Accordingly, compensation cost for stock options is measured at the fair value of options granted. In accordance with the transition provisions of Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", which permits the use of the prospective application method, the Company recorded a charge in the statement of operations of $17,646 upon adoption, being the fair value of stock options granted during the fiscal year ended June 30, 2004.

For the year ended June 30, 2003 and 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. Since here were no stock options granted during the years ended June 30, 2003 and 2002, there was no compensation cost to be recognized by the Company.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

New accounting and disclosure standards were introduced under Canadian GAAP beginning with the fiscal year ended June 30, 2003 (Note 2). Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended June 30, 2004 and 2003.

h) Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon termination or removal of any tangible long-lived assets for years beginning after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there were no asset retirement obligations as at June 30, 2004.