Form 20-F
period 2005-06-30
GOLDBELT RESOURCES LTD
filed 2006-01-19
CIK 1013785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

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

34,109,552

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

Table of Contents

FORWARD-LOOKING STATEMENTS		5
GLOSSARY OF TERMS AND DEFINITIONS		6
PART 1		9
Item 1. Identity of Directors, Senior Management and Advisers		9
Item 2. Offer Statistics and Expected Timetable		9
Item 3. Key Information		9
A.	Selected financial data	9
B.	Capitalization and Indebtedness	11
C.	Reasons for the offer and use of proceeds	11
D.	Risk factors	11
Item 4. Information on the Company		15
A.	History and Development of Goldbelt Resources	15
B.	Business Overview	18
C.	Organizational Structure	21
D.	Property, Plants and Equipment	21
Item 4A. Unresolved Staff Comments		31
Item 5. Operating and Financial Review and Prospects		32
A.	Operating results	32
B.	Liquidity and capital resources	33
C.	Research and development, patents and licences, etc	34
D.	Trend information	34
E.	Off-balance sheet arrangements	35
F.	Tabular disclosure of contractual obligations	35
Item 6. Directors, Senior Management and Employees		35
A.	Directors and senior management	35
B.	Compensation	36
C.	Board practices	37
D.	Employees	44
E.	Share Ownership	44
Item 7. Major Shareholders and Related Party Transactions		45
A.	Major shareholders	45
B.	Related Party Transactions	46
C.	Interests of experts and counsel	47
Item 8. Financial Information		47
A.	Consolidated Statements and Other Financial Information	47
B.	Significant Changes	47
Item 9. The Offer and Listing		47
A.	Offer and listing details	48
B.	Plan of distribution	49
C.	Markets	49
D.	Selling shareholders	49
E.	Dilution	49
F.	Expenses of the issue	49
Item 10. Additional Information		49
A.	Share capital	49

B. Memorandum and articles of association	49
C. Material Contracts	52
D. Exchange controls	52
E. Taxation	52
F. Dividends and paying agents	53
G. Statement by experts	53
H. Documents on display	53
I. Subsidiary Information	53
Item 11. Quantitative and Qualitative Disclosures About Market Risk	53
Item 12. Description of Securities Other than Equity Securities	53
PART 2	53
Item 13. Defaults, Dividend Arrearages and Delinquencies	53
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
53
Item 15. Controls and Procedures	54
Item 16A. Audit Committee Financial Expert	54
Item 16B. Code of Ethics	54
Item 16C. Principal Accountant Fees and Services	54
Item 16D. Exemptions from the Listing Standards for Audit Committees	55
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	55
PART 3	55
Item 17. Financial Statements	55
Item 18. Financial Statements	55
Item 19. Exhibits	55

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

GLOSSARY OF TERMS AND DEFINITIONS

The following is a glossary of technical terms which, are used in this registration statement to describe Goldbelt Resources' business.

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

PART 1

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected financial data appearing below for the fiscal years ended June 30, 2005, 2004, 2003, 2002 and 2001 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements of Goldbelt Resources that appear elsewhere herein.

Goldbelt Resources' financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the table below is presented in accordance with Canadian GAAP. For the years ended June 30, 2005, 2004 and 2003 the reconciliation of the Net Loss and Net Loss Per Share to a U.S. GAAP basis is presented in Note 14 of the June 30, 2005 financial statements. The principal differences between Canadian GAAP and US GAAP that affect Goldbelt Resources' income and shareholders' equity relate to those items described in Note 14 of Goldbelt Resources' June 30, 2005 financial statements appearing elsewhere herein.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to Goldbelt Resources' audited Consolidated Financial Statements appearing elsewhere in this registration statement. The differences between US GAAP and Canadian GAAP are described in Note 14 to the accompanying June 30, 2005 audited financial statements. Significant accounting policies applied in preparing Goldbelt Resources' financial statements are set out in Note 2 to the accompanying audited financial statements.

SELECTED FINANCIAL DATA UNDER CANADIAN GAAP

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002	June 30, 2001
Operating	Nil	Nil	Nil	Nil	Nil
Revenues
Expenses	(1,736,641)	(444,039)	(164,986)	(113,494)	(200,720)
Other income	31,122	979,960	6,928	6,949	62,531

Income (loss) from	(1,736,519)	535,921	(158,058)	(106,545)	(138,189)
operations
Income (loss) from	(1,736,519)	535,921	(158,058)	(106,545)	(138,189)
continuing
operations
Net income (loss)	(1,736,519)	535,921	(158,058)	(106,545)	(138,189)
Earnings (Loss) per	(0.10)	0.08	(0.03)	(0.02)	(0.03)
Share
Earnings (loss)	(0.10)	0.08	(0.03)	(0.02)	(0.03)
from operations per
share
Earnings (loss)	(0.10)	0.08	(0.03)	(0.02)	(0.03)
from continuing
operations per
share
Diluted earnings	(0.10)	0.07	(0.03)	(0.02)	(0.03)
(loss) per share
Total Assets	14,862,378	1,074,334	361,565	479,301	600,290
Net Assets	11,031,761	1,057,933	24,366	182,424	288,969
Dividends per	-	-	-	-	-
share
Retained Earnings	(1,358,656)	377,863	(158,058)	(48,194,465)	(48,087,920)
(Deficit)
Capital Stock	11,737,625	662,424	182,424	48,124,162	48,124,162
Weighted Average	17,274,397	6,834,589	4,655,137	4,655,137	4,655,137
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

Political and Economic Risks of Doing Business in Burkina Faso

All of Goldbelt's mineral properties are currently located in Burkina Faso which, is a politically stable country with newly developed mining and environmental legislation in place. The fiscal laws and practices are well established and generally consistent with Western rules and regulations. However, there is no assurance that future political and economic conditions in this country will not result in its government adopting different policies respecting foreign development and ownership of mineral properties. Any changes in laws, regulations or shifts in political attitudes regarding foreign direct investment in the Burkina Faso mining industry are beyond Goldbelt's control and may adversely affect its business. Goldbelt's exploration and development activities may be affected in varying degrees by a variety of economic and political risks, including cancellation or renegotiation of contracts, changes in Burkina Faso domestic laws or regulations, changes in tax laws, royalty and tax increases, restrictions on production, price controls, expropriation of property, fluctuations in foreign currency, foreign exchange controls, import and export regulations, restrictions on the export of gold, restrictions on the ability to repatriate earnings and pay dividends offshore, restrictions on the ability to hold foreign currencies in offshore bank accounts, environmental legislation, employment practices and mine safety. In the event of a dispute regarding any of these matters, Goldbelt may be subject to the jurisdiction of courts outside of Canada, which could have adverse implications on the outcome.

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

4. Important events in development of Company's Business

The Company was involved in exploration and development of precious and base mineral deposits in the Republic of Kazakhstan from 1992 to 1998. The Company did not undertake any activity in Kazakhstan from March 1998 until the final disposition of its Kazakhstan mineral interests in March 2001. For the period from December 1998 until July 2000, the Company pursued the acquisition of Regal Petroleum Corporation ("Regal") and its oil and gas interests in the Ukraine and Romania. The acquisition was never completed as financing could not be arranged. Goldbelt and Regal dissolved plans to merge in July 2000. In March 2001, the Company sold its last remaining interest in Kazakhstan to Celtic Resources Holdings PLC ("Celtic Holdings"), a public company traded in the United Kingdom and the successor company to Dabney Industries. The Company sold its 60% interest in the Abyz deposit owned by Karagai Gold, its 25% interest in Dostyk Minerals, an exploration company with two mineral licenses in Kazakhstan, and its 50% interest in Kazgold and any claim Kazgold may have to the Leninogorsk tailings deposits. In exchange for which Celtic Resources Holdings granted Goldbelt 1.2 million (pre-consolidation) unrestricted, ordinary shares in Celtic Resources Holding, a public company traded in the United Kingdom. In fiscal 2004, the Company disposed of its remaining investments in the shares of Celtic Resources Holdings and Regal for proceeds of $1,217,743 resulting in a gain of $872,239. On March 3, 2005, the Company completed the acquisition of mineral exploration properties in Burkina Faso in western Africa and raised $8,000,000 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina

Faso. The Company is in the process of completing technical studies of the Inata Project prior to embarking on a feasibility study and in anticipation of applying for an exploitation permit to mine this property.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results.

The following discussion of Goldbelt Resources' operations and financial condition describes financial data prepared using Canadian GAAP. The differences between US GAAP and Canadian GAAP are described in Note 14 to the accompanying audited financial statements.

Significant accounting policies applied in preparing Goldbelt Resources' financial statements are set out in Note 2 to the accompanying audited financial statements.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June	June	June	June	June
	30, 2005	30, 2004	30, 2003	30, 2002	30, 2001
Expenses	(1,767,641)	(444,039)	(164,986)	(113,494)	(200,720)
Other income	31,122	979,960	6,928	6,949	62,531
(Loss) net income for the year	(1,736,519)	535,921	(158,058)	(106,545)	(138,189)
(Loss) Earnings per Share	(0.10)	0.08	(0.03)	(0.02)	(0.03)
Total Assets	14,862,378	1,074,334	361,565	479,301	600,290
Net Assets	11,031,761	1,057,933	24,366	182,424	288,969
Dividends per share	-	-	-	-	-
Retained Earnings (Deficit)	(1,358,656)	377,863	(158,058)	(48,194,465)	(48,087,920)
Capital Stock	11,737,625	662,424	182,424	48,124,162	48,124,162
Weighted Average Number of	17,274,397	6,834,589	4,655,137	4,655,137	4,655,137
Shares

The Company completed the acquisition of the Burkina Faso properties in the third quarter of fiscal 2005 and concurrently raised $8,000,000 through private placement financing. The Company proceeded with a 21,000 metre definition drilling program at the Inata gold trend (Belahouro Gold Project) located in Burkina Faso. The results received from this program have allowed the Company to proceed with the development of the feasibility resource model. In addition, this drilling program has outlined areas of mineralization that will require further drilling. As a result of these activities the Company expended $2,900,428 on the Project in 2005. The Company was inactive in exploration in 2004, 2003, 2002 and 2001 and accordingly, there were no exploration expenditures in these years.

The Company's loss for fiscal 2005 was $1,736,519; a loss of $0.10 per share, as compared to income of $535,921 in 2004; basic earnings of $0.08 per share. The income earned in 2004 was comprised of a gain on certain investments. The Company no longer holds those investments and accordingly recorded only $4,251 as interest income during the fiscal 2005. Total assets increased from $1,074,334 in fiscal 2004 to $14,862,378 in fiscal 2005 mostly as a result of the completion of the acquisition and the private placement which occurred in March 2005.

Expenses increased from $444,039 in 2004 to $1,767,641 in 2005 reflecting the fact that the Company commenced active exploration and development of the properties acquired from Resolute since March 3, 2005. Travel and promotion expenses, professional fees and consulting fees increased in total by $476,745 as a result of this acquisition. Salaries and benefits increased by $75,839 mainly due to the appointment of the new CEO of the Company in late March 2005 together with increased administrative personnel. Shareholder relations' expenditures in fiscal 2005 increased by $267,299 from fiscal 2004 as the Company retained the services of investor relations personnel to increase the awareness of the Company and its properties in Burkina Faso. The Company also recorded $412,146 (2004: $17,646) in stock-based compensation expense as a result of the granting of 1,325,000 stock options in 2005 (2004: 660,000 granted). These options were granted to various directors, officers and consultants of the Company. The Black-Scholes option pricing model was used to calculate an estimated fair value of the total stock options granted.

The net loss of $(158,058), $(106,545) and $(138,189) and net assets of $24,266, $182,424 and $288,969 in fiscal 2003, 2002 and 2001, respectively, reflect the fact that the company was on a continued maintenance basis since the disposition of its exploration properties in Kazakhstan in 1998.

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

B. Liquidity and capital resources

As at June 30, 2005, the Company had cash and cash equivalents of $4,530,762 compared to the June 30, 2004 balance of $1,058,591.This increase is due to the private placement which occurred in March 2005 as described below. The Company had a net working capital balance of $745,129 as at June 30, 2005 compared with $1,057,933 at June 30, 2004. This working capital position is due mainly to increased drilling and exploration activity in Burkina Faso towards the end of the year with approximately $1.5 million in payables to suppliers and consultants. In addition, Resolute is owed approximately $1.9 million from the acquisition, these funds being due on January 31, 2006.

The Company does not have sufficient funds to fund its working capital requirements for the next fiscal year. The Company plans to obtain funding through further private placements and/or debt financing, and through the potential exercise of outstanding options and warrants.

On March 3, 2005, Goldbelt completed the acquisition (the "Acquisition") of the Burkina Faso assets of Resolute Mining Limited of Perth Australia and a concurrent private placement (the "Private Placement") of 16,000,000 units at $0.50 per unit to raise gross proceeds of $8,000,000. The Burkina Faso assets were acquired in consideration for US$1,500,000 and 7,529,412 common shares and 7,529,412 common share purchase warrants (the "Transaction Warrants"). 1,882,353 Transaction Warrants are exercisable to acquire up to 1,882,353 common shares at a price of $0.50 per share until March 3, 2007. 1,882,353 Transaction Warrants are exercisable to acquire up to 1,882,353 common shares at a price of $0.65 per share until March 3, 2007. The balance of 3,764,706 Transaction Warrants are exercisable on the same terms as the share purchase warrants issued to purchasers under the private placement, as described below. An additional US$1,400,000 and an additional amount of US$173,686 to reflect costs incurred by Resolute from the date of the agreement to March 3, 2005, is payable to Resolute Limited on or before January 31, 2006. The Company paid to Plato Prospecting Pty. Ltd. of Perth, Australia, a finder's fee of 250,000 shares valued at $125,000 and warrants to acquire 125,000 shares of the Company at $1.00 per share until March 3, 2007

Pursuant to the Private Placement, Goldbelt issued a total of 16,000,000 units (the "Units") at $0.50 per Unit. Each Unit consists of one common share of Goldbelt and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional share of Goldbelt until September 3, 2006 at $0.65 per share. If the closing price of the shares of Goldbelt on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders will be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

Dundee Securities Corporation, Haywood Securities Inc. and Pacific International Securities Inc., as agents for Goldbelt received cash compensation of 7% of the proceeds of the private placement raised through the efforts of the agents and compensation options entitling them to purchase 7% of the number of Units issued through the efforts of the agents (1,068,550) which will be exercisable for 24 months at $0.50 per compensation option into one Unit on the same terms as the Units issued under the Private Placement. All securities were subject to a hold period which expiring July 4, 2005.

The Company issued 175,000 shares to Haywood Securities Inc. as a sponsor's fee.

The net proceeds from the Private Placement were used to fund the acquisition, advance the exploration on the Burkina Faso assets and for general working capita

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Not applicable.

E. Off-balance sheet arrangements

We have no material off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The table below summarizes our significant contractual obligations as at June 30, 2005.

	Payment due by period
		Less than	1-3		More than
Contractual Obligations	Total	1 year	years	3-5 years	5 years
Long-Term Debt Obligations	$1,933,588	$1,933,588	Nil	Nil	Nil
Total	$1,933,588	$1,933,588	Nil	Nil	Nil

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

B. Compensation

The following is a description of all compensation and benefits paid or granted in kind to Goldbelt Resources' directors and members of its administrative, supervisory and management bodies during the fiscal year ended June 30, 2005 for services in all capacities to the Company.

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

The amount of compensation paid to Goldbelt Resources' directors and members of its administrative, supervisory or management bodies for the last full financial year 2005 is set out below:

Name and	Fiscal	Annual Compensation			Long Term Compensation			All other
Principal	Year				Awards		Payouts	Compen-
Position	Ended	Salary	Bonus	Other	Securities	Restricted	LTIP	sation
	June	$	$	$	Under	Shares or	Payouts ($)
	30				Options or	Restricted
					SARs	Units ($)
					Granted
Paul J. Morgan	2005	Nil	184,305	52,000	275,000	Nil	Nil	Nil
Chairman,	2004	Nil	Nil	Nil	220,000	Nil	Nil	Nil
Former President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
& CEO
Collin Ellison	2005	65,500	Nil	Nil	Nil	Nil	Nil	Nil
CEO
Hemdat Sawh	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO
Dr. Morou	2005	29,200	Nil	Nil	Nil	Nil	Nil	Nil
Francois
Ouedraogo
Chief Geologist
Paul Naughton	2005	Nil	184,305	Nil	275,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	220,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian C. Irwin	2005	Nil	Nil	Nil	200,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	220,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Laurence D.	2005	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Marsland,

The amount of securities under options that have been issued to Goldbelt Resources' directors and members of its administrative, supervisory or management bodies and outstanding as at the end of fiscal 2005 is set out below:

Name and Principal	Common Shares under Option	Date granted	Exercise price	Expiry date
Position
Paul J. Morgan	200,000	March 9, 2005	$0.72	March 9, 2010
Chairman, Former	75,000	July 12, 2004	$0.25	July 12, 2009
President & CEO	220,000	October 24,2003	$0.10	October 24, 2008

Collin Ellison	Nil	Nil	Nil	Nil
CEO
Hemdat Sawh	Nil	Nil	Nil	Nil
CFO
Dr. Morou Francois	Nil	Nil	Nil	Nil
Ouedraogo
Chief Geologist
Paul Naughton	200,000	March 9, 2005	$0.72	March 9, 2010
	75,000	July 12, 2004	$0.25	July 12, 2009
	220,000	October 24,2003	$0.10	October 24, 2008

Brian C. Irwin	200,000	March 9, 2005	$0.72	March 9, 2010
	220,000	October 24,2003	$0.10	October 24, 2008

Laurence D. Marsland,	200,000	March 9, 2005	$0.72	March 9, 2010

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

D. Employees

At fiscal year end 2005 the Company had 1 full time and 2 contract employees in Canada, and 15 employees working on a full time basis in Burkina Faso. The Company engages consultants or service firms to attend to requirements on a fee-for-services basis.

The Company anticipates that will change if and when mine development program or mining operations begins.

No labour union is certified to represent workers at any site of the Company, nor to bargain with the Company for any employee(s).

E. Share Ownership

The following sets forth the share ownership and options held by Goldbelt Resources' directors and members of its administrative, supervisory and management bodies as at December 31, 2005. Percentages are based on there being 34,155,617 Common Shares outstanding at December 31, 2005. All shares are of the same class with the same voting rights.

	Common Share Holdings		Options to Purchase Common Shares
		Percentage	Number of	Exercise	Date of	Expiry Date
Name and	Number of	of all	Shares	Price Per	Grant
Position with the	Shares Held	Issued	Under	Share
Company		Shares	Options Held
Paul J. Morgan,	2,470,000	7.23%	220,000	$0.10	24-Oct, 2003	24-Oct, 2008
Executive Chairman			75,000	$0.25	12-Jul, 2004	12-Jul, 2009
and Director			200,000	$0.72	9-Mar, 2005	9-Mar, 2010
			250,000	$0.62	30-Nov, 2005	30-Nov, 2010
Paul G. Naughton,	520,400	1.5%	220,000	$0.10	24-Oct, 2003	24-Oct, 2008
Director			75,000	$0.25	12-Jul;, 2004	12-Jul, 2009
			200,000	$0.72	9-Mar, 2005	9-Mar, 2010
			225,000	$0.62	30-Nov, 2005	30-Nov, 2010
Brian C. Irwin	105,000	<1%	220,000	$0.10	Oct 24, 2003	Oct 24, 2008
Secretary and			200,000	$0.72	9-Mar, 2005	9-Mar, 2010
Director			225,000	$0.62	30-Nov, 2005	30-Nov, 2010

Laurence D.	17,000	<1%	200,000	$0.72	9-Mar, 2005	9-Mar, 2010
Marsland			225,000	$0.62	30-Nov, 2005	30-Nov, 2010
Director
Elizabeth Martin	Nil	Nil	300,000	$0.69	16-Dec, 2005	16-Dec, 2010
Collin Ellison, CEO	Nil	Nil	1,250,000	$0.69	16-Dec, 2005	16-Dec, 2010
Hemdat Sawh, CFO	Nil	Nil	200,000	$0.54	26-Sep, 2005	26-Sep, 2010
Morou Francois	Nil	Nil	100,000	$0.54	26-Sep, 2005	26-Sep, 2010
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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The Company is authorized to issue 100,000,000 common shares without par value. At June 30, 2005 the Company had outstanding 34,109,552 common shares. There are no disproportionate or weighted voting privileges attaching to any shares of the Company.

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

Name	Number of Common Shares	Percentage
CDS & Co.	13,248,699	39.70%
Resolute Limited	7,529,412	22.04%
Dundee Precious Metals Inc.	5,000,000	13.73%
CEDE & Co.	2,470,739	7.23%
Paul J. Morgan	2,470,000	7.23%
KMN Trustees Limited	2,000,000	5.86%

Significant changes in shareholdings over the past 5 years are as follows:

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June	June	June	June	June
	30, 2005	30, 2004	30, 2003	30, 2002	30, 2001
CDS & Co.	13,248,699	1,664,686	1,664,686	1,664,686	1,664,686
	39.70%	20.4%	35.76%	35.76%	35.76%
Resolute Limited	7,529,412	-	-	-	-
	22.04%
Dundee Precious Metals Inc.	5,000,000	-	-	-	-
	13.73%
CEDE & Co.	2,470,739	2,009,777	2,009,777	2,009,777	2,009,777
	7.23%	24.6%	43.17%	43.17%	43.17%
Paul J. Morgan	2,470,000	4,470,400	370,400	370,400	370,400
	7.23%	44%	7.9%	7.9%	7.9%
KMN Trustees Limited	2,000,000	-	-	-	-
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

B. Related Party Transactions

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At June 30, 2005, the Company owed $337,848 (2004 - $6,113; 2003 - $302,033; 2002 - $288,666) for acquisition and financing costs to directors, which are included within accounts payable and accrued liabilities.

b) At June 30, 2005, the Company had a prepaid expense amount of $Nil (2004 - $8,270; 2003 - $378; 2002 - $2,311) from funds advanced to a director related entity as a prepayment for disbursements.

c) During fiscal 2004, the Company paid a director $150,000 in settlement of accounts payable of $254,972 resulting in a gain on settlement of $104,972.

d) The following table discloses the related party transactions for the financial years as follows:

	Services	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
		June	June	June	June	June
		30, 2005	30, 2004	30, 2003	30, 2002	30, 2001
Director	Professional fees	189,045	69,238	37,868	25,891	50,731
related
entities
Directors	Consulting	-	32,273	12,912	-	30,621
Directors	Acquisition	230,381	-	-	-	-
Directors	Financing	138,229	-	-	-	-
Director	Management	52,000	-	-	-	-
	fees
Director	Settlement costs	-	-	-	-	106,400
	– fees
Director	Settlement costs	-	-	-	-	181,210
	– expenses

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 17: Financial Statements

There are no legal or arbitration proceedings in process, pending or threatened against the Company.

B. Significant Changes

There have been no significant changes since the date of the June 30, 2005 audited financial statements.

Item 9. The Offer and Listing

A. Offer and listing details

The Company is a reporting issuer in British Columbia, Alberta, Ontario and the United States, and is a multiple jurisdiction filer with SEDAR and an EDGAR filer. Goldbelt common shares are listed on the TSX Venture Exchange (the TSXV) under the symbol "GLD".

The following is the price history of the Company's stock on the TSXV:

(a) for the five most recent full financial years

Last Five Full Fiscal Years	High ($)	Low ($)
June 30, 2005	0.89	0.25
June 30, 2004	0.90	0.03
June 30, 2003	.09	.03
June 30, 2002	0.15	0.05
June 30, 2001	0.30	0.20

(b) for each financial quarter of the six most recent full financial years

Year 2005 Fiscal Quarters	High ($)	Low ($)	Year 2004 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.56	0.26	July 1 to September 30	0.06	0.03
October 1 to December 31	0.50	0.25	October 1 to December 31	0.18	0.05
January 1 to March 31	0.89	0.36	January 1 to March 31	0.50	0.11
April 1 to June 30	0.79	0.46	April 1 to June 30	0.90	0.35

Year 2003 Fiscal Quarters	High ($)	Low ($)	Year 2002 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.09	0.03	July 1 to September 30	0.11	0.07
October 1 to December 31	0.06	0.05	October 1 to December 31	0.10	0.05
January 1 to March 31	No trade	No trade	January 1 to March 31	0.10	0.06
April 1 to June 30	No trade	No trade	April 1 to June 30	0.15	0.06

Year 2001 Fiscal Quarters	High ($)	Low ($)	Year 2000 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	No trade	No trade	July 1 to September 30	No trade	No trade
October 1 to December 31	No trade	No trade	October 1 to December 31	No trade	No trade
January 1 to March 31	No trade	No trade	January 1 to March 31	No trade	No trade
April 1 to June 30	0.30	0.20	April 1 to June 30	No trade	No trade

(c) for each month for the most recent six months

Most Recent Six Months	High ($)	Low ($)
July 2005	0.66	0.61
August 2005	0.73	0.55
September 2005	0.68	0.46
October 2005	0.71	0.55
November 2005	0.69	0.55
December 31, 2005	0.70	0.62

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of June 30, 2005, have concluded that, as at such date, our disclosure controls and procedures were not wholly effective in timely alerting them to material information relating to us required to be disclosed in our reports filed or submitted under the Exchange Act. However, in connection with the preparation of this document, the Company has instituted controls and procedures to enable it to disclose information required to be disclosed by the Company on a timely basis.

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

Item 16C. Principal Accountant Fees and Services.

We paid the following fees to Davison & Company LLP in each of the years ended June 30, 2005 and 2004 for professional services:

Fees	2005	2004
Audit Fees	$25,000	$16,019
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$25,000	$16,019

The policies Audit Committee is responsible for overseeing the work of the external audit including approval of audit fees and the pre-approval of all non-audit services provided by the independent auditor.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART 3

Item 17. Financial Statements

The Company's financial statements are attached hereto as itemized under Item 19(A) and are incorporated herein by reference. The financial statements were prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles as described in the auditor's report and in Note 14 to the financial statements. All figures are expressed in Canadian dollars.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

A. Financial Statements

(i) Auditors' Report.

(ii) Consolidated Balance Sheets as at June 30, 2004 and 2005.

(iii) Consolidated Statements of Operations and (Deficit) Retained Earnings for the years ended June 30, 2003, 2004 and 2005.

(v) Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2004 and 2005.

(vi) Notes to the Financial Statements.

B. Exhibits

Exhibit	Description of Exhibit
Number
1.1*	Articles of Continuance
1.2*	By-laws
4.1*	Brian C. Wilson consulting agreement
4.2*	Amended and Restated Share Purchase Agreement, dated as of November 19, 2004, among Associated Gold Fields N.L., Resolute Limited and Goldbelt Resources Ltd.
8.1*	List of significant subsidiaries
11.1*	Code of Conduct for Chief Executive and Senior Financial Officers
11.2*	Code of Conduct for Officers and Employees
12.1*	Certification of Chief Executive Officer required by 17 CFR 240.13a-14(a)
12.2*	Certification of Chief Financial Officer required by 17 CFR 240.13a-14(a)
13.1*	Certification of Chief Executive Officer required by 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
13.2*	Certification of Chief Financial Officer required by 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

* Filed herewith.

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

SIGNATURE	SIGNATURE

Collin Ellison	Paul J. Morgan
Chief Executive Officer	Executive Chairman

October 20, 2005

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Goldbelt Resources Ltd.

We have audited the consolidated balance sheets of Goldbelt Resources Ltd. as at June 30, 2005 and 2004, and the consolidated statements of operations and (deficit) retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 20, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 14 to the consolidated financial statements. Our report to shareholders dated October 20, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 20, 2005

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

3630 Triumph St., Vancouver, BC,
Canada V5K 1V3
	CHARTERED	Telephone 604 299-3333
	ACCOUNTANTS	Facsimile 604 299-2212
E-mail jacqueline_tucker@telus.net
J.M. TUCKER INC.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated statements of operations and deficit and cash flows for the year ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) J.M. Tucker Inc.

Chartered Accountants

Vancouver, British Columbia
 November 10, 2003

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at June 30
(Expressed in Canadian Dollars)

	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents	4,530,762	1,058,591
Receivables	-	3,823
Prepaid expenses	44,984	11,920

	4,575,746	1,074,334

Equipment (Note 4)	45,429	-
Mineral properties (Note 5)	10,241,203	-

	14,862,378	1,074,334

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,897,029	16,401
Due to Resolute Mining Limited (Note 5)	1,933,588	-

	3,830,617	16,401

Shareholders' equity
Capital stock (Note 6)	11,737,625	662,424
Contributed surplus (Note 6)	652,792	17,646
(Deficit) retained earnings	(1,358,656)	377,863

	11,031,761	1,057,933

	14,862,378	1,074,334

Nature of operations (Note 1)
Subsequent events (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

SIGNATURE	SIGNATURE

Brian C. Irwin	Paul J. Morgan
Director	Director

Goldbelt Resources Ltd.
Consolidated Statements of Operations and (Deficit) Retained Earnings
Years ended June 30
(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$

Expenses
Professional fees	336,727	99,716	57,256
Travel and promotion	372,696	187,189	37,801
Stock-based compensation (Note 6)	412,146	17,646	-
Consulting fees	147,000	92,773	22,710
Salaries and benefits	91,860	16,021	15,229
Transfer agent and filing fees	88,094	10,570	12,459
Shareholder relations	276,955	9,656	9,261
Office and occupancy costs	32,148	8,806	9,463
Telecommunications	9,358	1,662	807
Amortization	657	-	-

Loss before other items	(1,767,641)	(444,039)	(164,986)

Other income (expenses)
Foreign exchange gain (loss)	26,871	(1,188)	30,928
Interest income	4,251	3,937	761
Gain on sale of long-term investments (Note 1)	-	872,239	-
Gain on settlement of accounts payables (Note 7)	-	104,972	-
Forfeiture of non-refundable deposit on
proposed acquisition (Note 11(a))	-	-	(30,380)
Settlement recoveries (Note 11(b))	-	-	104,354
Write down of loan advances (Note 11(a))		-	(98,735)

	31,122	979,960	6,928

(Loss) net income for the year	(1,736,519)	535,921	(158,058)

Retained earnings (deficit), beginning of year	377,863	(158,058)	(48,194,465)

Capital reduction (Note 6)	-	-	48,194,465

(Deficit) retained earnings, end of year	(1,358,656)	377,863	(158,058)

(Loss) earnings per common share
Basic	(0.10)	0.08	(0.03)

Diluted	(0.10)	0.07	(0.03)

Weighted average number of common shares
Basic	17,274,397	6,834,589	4,655,137

Diluted	17,274,397	8,209,589	4,655,137

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Consolidated Statements of Cash Flows
Years ended June 30
(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$
CASH FLOWS FROM OPERATING
ACTIVITIES
(Loss) net income for the year	(1,736,519)	535,921	(158,058)
Items not affecting cash:
Amortization	657	-	-
Stock-based compensation	412,146	17,646	-
Gain on sale of investments	-	(872,239)	-
Gain on settlement of accounts payable	-	(104,972)	-
Unrealized gain on foreign exchange	(17,468)	-	-
Settlement recoveries	-	-	(104,354)

Changes in non-cash working capital items:
Decrease (increase) in receivables	3,823	(2,361)	(1,074)
(Increase) decrease in prepaid expenses	(20,055)	(9,366)	1,693
Increase (decrease) in accounts payable
and accrued liabilities	220,065	(215,826)	40,322

Net cash used in operating activities	(1,137,351)	(651,197)	(221,471)

CASH FLOWS FROM INVESTING
ACTIVITIES
Acquisition of equipment	(36,775)	-	-
Acquisition of subsidiaries	(2,183,225)	-	-
Acquisition of mineral properties	(717,203)	-	-
Proceeds from sale of investments	-	1,217,463	-

Net cash (used in) provided by investing activities	(2,937,203)	1,217,463	-

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds on issuance of capital stock	8,200,000	480,000	-
Share issue costs	(653,275)	-	-

Net cash provided by financing activities	7,546,725	480,000	-

Increase (decrease) in cash and
cash equivalents during the year	3,472,171	1,046,266	(221,471)

Cash and cash equivalents,
beginning of year	1,058,591	12,325	233,796

Cash and cash equivalents, end of year	4,530,762	1,058,591	12,325

Cash (paid) received for interest	-	-	761

Cash paid for income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS

Until March 3, 2005 Goldbelt Resources Ltd. (the "Company" or "Goldbelt") was designated inactive by the TSX Venture Exchange. During fiscal 2004, the Company disposed of its remaining investments in its shares of Celtic Resources Holdings PLC and Regal Petroleum Plc for proceeds of $1,217,463 resulting in a gain of $872,239. The Company subsequently completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company is in the process of completing a scoping study of the Inata Project prior to embarking on a feasibility study and in anticipation of applying for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company's continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation.

Changes in future conditions could require material write-downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Resolute (West Africa) Limited, Resolute (West Africa) Mining Company S.A., 521996 B.C. Ltd., Goldbelt Management Services, Inc. and Goldbelt International, LLC. All intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates and assumptions include those related to the recoverability of mineral properties, estimated useful lives of equipment, determinations as to whether costs are expensed or deferred and stock compensation valuation assumptions. Financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand and other highly liquid short-term investments, which may be settled on demand or within a maximum 90-day period.

Investments

Long-term investments in which the Company does not exercise significant influence are recorded at cost. Long-term investments are written down to net realizable value if there is a permanent impairment in their carrying value.

Equipment

Equipment is recorded at cost. Amortization of equipment used for exploration and development is capitalized to mineral properties.

Amortization is recorded using the straight-line method based on a useful life of five years for office and field equipment, and three years for computer equipment and vehicles.

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

Stock-based compensation

Effective July 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

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

Comparative figures

Certain comparative figures have been reclassified, where necessary, to conform with the current year's presentation.

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

3. SIGNIFICANT ACCOUNTING CHANGES

Sources of GAAP

Effective July 1, 2004, the Company adopted the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not explicitly dealt with in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements.

Asset retirement obligation

Effective July 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At June 30, 2005, the Company has not incurred or committed to any reclamation obligation on its mineral properties.

Impairment of long-lived assets

Effective July 1, 2004, the Company adopted the then new recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company's long-lived assets as at June 30, 2005 and the adoption of Section 3063 has no effect on the current financial statements.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

4. EQUIPMENT

		Accumulated
	Cost	amortization	June 30, 2005	June 30, 2004

Computer equipment	$10,206	$1,224	$8,982	$-
Field equipment	20,960	1,204	19,756	-
Office equipment	19,416	2,725	16,691	-

	$50,582	$5,153	$45,429	$-

5. MINERAL PROPERTIES

The Company entered into an agreement dated January 30, 2004 and amended and restated November 19, 2004, with Resolute Mining Limited ("Resolute") of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute's 100% owned subsidiaries, Resolute (West Africa) Limited ("RWA") and Resolute (West Africa) Mining Company SA ("RWASA"). The primary assets of RWA and RWASA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits. The Company is currently in discussions with Resolute relating to the Kari permit within the Houndé area which was not held by Resolute at the time of acquisition.

On March 3, 2005, the Company completed the acquisition (the "Acquisition") of the subsidiaries of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 6).

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

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

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

5. MINERAL PROPERTIES (continued)

The acquisition of RWA has been accounted for using the purchase method. The total purchase price of $8,044,147 has been allocated as follows:

Cash	$20,160
Prepaids	13,009
Equipment	14,089
Mineral properties	8,029,872
Accounts payable and accrued liabilities	(32,983)

$8,044,147

			June 30,	June 30,
	Belahouro	Other permits	2005	2004

Balance - beginning of year	$-	$-	$-	$-
Acquisition from Resolute	7,694,024	335,848	8,029,872	-
Administrative	19,277	1,464	20,741	-
Assay and sampling	42,997	138,908	181,905	-
Camp and general	125,458	483	125,941	-
Drilling	1,638,333	-	1,638,333	-
Equipment amortization	4,496	-	4,496	-
Field supplies	64,683	-	64,683	-
Foreign exchange	13,575	-	13,575	-
Royalties and taxes	20,360	6,648	27,008	-
Salaries and benefits	129,591	-	129,591	-
Travel	5,058	-	5,058	-

Expenditures for the year	9,757,852	483,351	10,241,203	-

Balance - end of year	$9,757,852	$483,351	$10,241,203	$-

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, except for the Kari permit, are in good standing

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

5. MINERAL PROPERTIES (continued)

The Belahouro exploration permit expires in April 2006. The Company plans to conduct a feasibility study, environmental impact assessments and other requirements for the application, prior to the expiry of the exploration permit, of an exploitation permit on the Inata zone which exists within this property. This property is subject to a 2.5% royalty on gross sales.

In addition to the Belahouro exploration permit, the Company has the Mandiasso, Diosso, Oka Gakinda, Guesselnay and Ouedrogo exploration licenses. The Kari license application, located in the Houndé area, is currently in dispute.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock

	Number		Contributed
	of Shares	Amount	Surplus

Authorized
100,000,000 common shares without par value

Common shares issued
Balance, June 30, 2002	4,655,137	$ 48,124,162	$ 252,727
Capital reduction	-	(47,941,738)	(252,727)
Balance, June 30, 2003	4,655,137	182,424	-
Issued for cash	3,500,000	480,000	-
Stock-based compensation	-	-	17,646

Balance, June 30, 2004	8,155,137	662,424	17,646
Exercise of warrants	2,000,000	200,000	-
Rounding adjustment	3	-	-
Private placement	16,000,000	8,000,000	-
Shares issued for mineral properties	7,529,412	3,764,706	-
Shares issued for sponsor's fees	175,000	87,500	-
Shares issued for finder's fees
for mineral properties	250,000	125,000	-
Stock-based compensation	-	-	412,146
Agents' compensation	-	-	223,000
Share issue costs	-	(1,102,005)	-

Balance, June 30, 2005	34,109,552	$ 11,737,625	$ 652,792

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Capital reduction

In fiscal 2003, shareholders approved a capital reduction of up to $48,194,465 at the Company's Annual General Meeting on December 18, 2002. As such, the amount of issued capital was reduced by $47,941,738 and contributed surplus was reduced by $252,727 resulting in a total capital reduction of $48,194,465 that was credited to the accumulated deficit.

Private placements

During 2005, the Company issued 16,000,000 units for $0.50 per unit for gross proceeds of $8,000,000 consisting of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.65 until September 3, 2006. If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. The Company paid commissions and issuance costs of $791,505, issued 175,000 common shares valued at $87,500 as sponsor's fees, and issued to the underwriters compensation options valued at $223,000 to purchase 1,068,550 units, with terms identical to the placement units, exercisable at $0.50 per unit until March 3, 2007.

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

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

As at June 30, 2005, options to acquire 1,985,000 (2004: 660,000) common shares, of which 1,703,750 (2004: 330,000) were exercisable, were outstanding as follows:

	Number	Exercise	Expiry
Year granted	of Options	Price	Date

2004	660,000	$ 0.10	October 24, 2008
2005	375,000	0.48	December 1, 2007
	150,000	0.25	July 12, 2009
	800,000	0.72	March 9, 2010

No options were exercised or cancelled/expired during 2005 and 2004. During fiscal 2003, options to acquire 57,000 common shares at an exercise price of $2.00 per share expired unexercised.

Stock-based compensation and agents' compensation options

During fiscal 2005, the Company granted 1,325,000 (2004: 660,000; 2003: Nil) options to directors of which 1,043,750 (2004: 330,000; 2003: nil) have vested and are exercisable. Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations. Total stock-based compensation recognized in the statements of operations was $412,146 (2004: $17,646; 2003: nil) including $17,646 relating to the remaining 330,000 options granted in 2004 which vested in 2005. These amounts were also recorded as contributed surplus.

The following weighted average assumptions were used for the method of valuation of stock options granted during 2005 and 2004:

	2005	2004

Risk-free interest rate	3.3%	4.1%
Expected life	4.3 years	5 years
Expected stock price volatility	70%	110%
Expected dividend yield	0.00%	0.00%

The Company recorded a fair value of $223,000 for the 1,068,550 agents' compensation options using the Black-Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The variables used in this computation were: risk-free interest rate of 1.2%, expected life of 1 year, annualized volatility of 70% and dividend rate of 0%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Warrants and Agents' Compensation Options

The following warrants to acquire 17,257,237 common shares and compensation options of the Company were outstanding at June 30, 2005 ( 2004: 2,000,000):

	Number	Exercise	Expiry
	of Shares	Price	Date

Warrants	8,000,000 (2)	0.65	September 3, 2006
	1,882,353	0.50	March 3, 2007
	1,882,353	0.65	March 3, 2007
	3,764,706	0.65	September 3, 2006
	125,000	1.00	March 3, 2007

Agents' Compensation Options	1,602,825 (1)	0.50	March 3, 2007

(1) The Company issued 1,068,550 units as agent's compensation options on a private placement. Each agents' compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. These warrants have similar terms as disclosed in (2) below.

(2) If the closing price of the shares of the Company on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

During fiscal 2005, 2,000,000 warrants to acquire common shares at $0.10 per share were exercised.

Commitment to issue shares

The Company has committed to issue, subject to approval of the TSX Venture Exchange, up to 800,000 common shares of the Company to the CEO of the Company upon achievement of certain milestones.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At June 30, 2005, the Company owed $337,848 (2004 - $6,113) for acquisition and financing costs to directors, which are included within accounts payable and accrued liabilities.

b) At June 30, 2005, the Company had a prepaid expense amount of $Nil (2004 - $8,270) from funds advanced to a director related entity as a prepayment for disbursements.

c) During fiscal 2004, the Company paid a director $150,000 in settlement of accounts payable of $254,972 resulting in a gain on settlement of $104,972.

d) The following table discloses the related party transactions for the financial years as follows:

	Type of	Terms and
Related party	transaction	conditions	2005	2004	2003

Director related entities	Professional fees	Normal commercial	$ 189,045	$ 69,238	$ 37,868
Director	Consulting	Normal commercial	-	32,273	12,912
Directors	Acquisition	Normal commercial	230,381	-	-
Directors	Financing	Normal commercial	138,229	-	-
Director	Management fees	Normal commercial	52,000	-	-

			$ 609,655	$ 101,511	$ 50,780

8. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2005	2004	2003

(Loss) income before income taxes	$(1,736,519)	$535,921	$(158,058)

Income (taxes) recovery	$616,000	$(191,000)	$61,011
Stock-based compensation not deductible for income tax purposes	(146,000)	(6,000)	-
Non-taxable portion of gain on sale of investments	-	155,000	-
(Unrecognized) recognized benefit of net operating losses	(470,000)	42,000	(61,011)

	$-	$-	$-

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

8. INCOME TAXES (continued)

b) Significant components of the Company's future income tax assets are as follows:

	2005	2004

Future income tax assets
Losses available for future periods	$917,000	$811,000
Financing costs	250,000	-

	1,167,000	811,000
Valuation allowance	(1,167,000)	(811,000)

Net future income taxes	$-	$-

At June 30, 2005, the Company has available for deduction against Canadian future taxable income, non-capital losses of approximately $2,580,000 and unamortized financing costs of approximately $703,000. The losses, if not utilized, will expire through 2015. In addition, the Company has capital loss carry forwards, subject to certain restrictions, for Canadian income tax purposes, which may be carried forward indefinitely, subject to final determination by taxation authorities. Future tax benefits which may arise as a result of these non-capital losses and financing costs have not been recognized in these financial statements and have been offset by a valuation allowance.

9. SEGMENTED INFORMATION

During fiscal 2004 and 2003, the Company was inactive. During 2005, all of the Company's operations were in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Burkina Faso. Geographic information is as follows:

	2005	2004

Equipment and mineral properties:
Burkina Faso	$10,270,475	$-
Canada	16,157	-

	$10,286,632	$-

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2005 included:

a) Issuance of 7,529,412 common shares valued at $3,764,706, 250,000 units valued at $125,000 as finder's fees and a payable of $1,933,588 due to Resolute Mining Limited pursuant to the acquisition agreement (Note 5).

b) Issuance of 175,000 common shares valued at $87,500 as sponsor's fees in relation to the private placement completed March 3, 2005 (Note 6).

c) Issuance of 1,068,550 agents' compensation units valued at $223,000 as agents' compensation on a private placement (Note 6).

d) Accrued liabilities of $1,414,335 related to the acquisition of mineral properties.

e) Accrual of liabilities of $138,230 related to share issuance costs.

There were no non-cash transactions during the year ended June 30, 2004.

The significant non-cash transactions during the year ended June 30, 2003 included shares received under settlement agreement - $104,354 (Note 11(b)).

11. OTHER INCOME STATEMENT ITEMS

a) Letter of intent

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

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

11. OTHER INCOME STATEMENT ITEMS (continued)

b) Settlement recoveries

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

In part consideration for entering into the Settlement Agreement, the Company will be issued 176,000 shares of Regal if, as and when the entity is listed on a recognized stock exchange. On September 25, 2002, the Company was issued 176,000 ordinary shares of Regal Petroleum Plc, a publicly listed company on the London Exchange subject to a one-year hold period. The market value of the Regal Petroleum Plc shares at date of issue was $260,885. The investment has been recorded at $104,354 in fiscal 2003, which was the directors' determination of fair value at date of issue based on market value less discounts for the one-year hold period and the limited liquidity in the secondary market at the date of issue.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

13. SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the Company:

a) Granted options to acquire 500,000 common shares at $0.54 per share expiring on September 26, 2010.

b) Issued 46,065 units for proceeds of $23,033 pursuant to the exercise of agents' compensation options. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

a) Net income (loss) and per share information

	2005	2004	2003

(Loss) net income under Canadian GAAP	$(1,736,519)	$535,921	$(158,058)
Mineral properties expenditures expensed
under U.S. GAAP (Note 14(d))	(2,547,179)	-	-

(Loss) net income under U.S. GAAP	(4,283,698)	535,921	(158,058)
Unrealized gain on long-term investment (Note 14 (e))	-	-	369,429

Comprehensive (loss) net income under U.S. GAAP (Note 14(f))	$(4,283,698)	$ 535,921	$211,371

(Loss) earnings per share U.S. GAAP
Basic	$(0.25)	$0.08	$0.05
Diluted	$(0.25)	$0.07	$0.05

Weighted average number of shares outstanding
Basic	17,274,397	6,834,589	4,655,137
Diluted	17,274,397	8,209,589	4,655,137

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

	2005	2004

Mineral properties
As determined under Canadian GAAP	$10,241,203	$-
Adjustment for expenditures expensed (Notes 14(d))	(2,547,179)	-

Mineral properties as determined under U.S. GAAP	$7,694,024	$-

	2005	2004

Shareholders' equity

Capital stock
As determined under Canadian GAAP	$11,737,625	$662,424
Adjustment for interest costs (Note 14(g))	323,705	323,705

As determined under U.S. GAAP	12,061,330	986,129

Contributed surplus as determined under Canadian GAAP and U.S. GAAP	652,792	17,646

(Deficit) retained earnings
As determined under Canadian GAAP	(1,358,656)	377,863
Adjustment for interest costs (Note 14(g))	(323,705)	(323,705)
Mineral properties expenditures expensed
under U.S. GAAP (Note 14(d))	(2,547,179)	-

As determined under U.S. GAAP	(4,229,540)	54,158

Shareholders' equity as determined under U.S. GAAP	$8,484,582	$ 1,057,933

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c) Statements of cash flows

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of cash flows would be as follows:

	2005	2004	2003

Net cash used in operating activities
Canadian GAAP	$ (1,137,351)	$ (651,197)	$ (221,471)
Mineral properties expensed under U.S. GAAP	(717,203)	-	-

Net cash used in operating activities, U.S. GAAP	(1,854,554)	(651,197)	(221,471)

Net cash (used in) provided by investing activities
Canadian GAAP	(2,937,203)	1,217,463	-
Mineral properties expensed under US GAAP	717,203	-	-

Net cash (used in) provided by investing activities, U.S. GAAP	(2,220,000)	1,217,463	-

Financing activities
Canadian GAAP and U.S. GAAP	7,546,725	480,000	-

Increase (decrease) in cash and cash equivalents during the year	3,472,171	1,046,266	(221,471)

Cash and cash equivalents, beginning of year	1,058,591	12,325	233,796

Cash and cash equivalents, end of year	$ 4,530,762	$ 1,058,591	$ 12,325

d) Mineral claim interests

Under Canadian GAAP, the Company accounts for mineral properties as described in Note 2.

In March 2004, the Emerging Issues Task Forces ("EITF") reached a consensus that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position ("FSP") amending SFAS 141 and SFAS 142, "Goodwill and Other Intangible Assets", to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company considered the effects of this statement on its mineral properties and concluded that the acquisition costs relating to its mineral properties in Burkina Faso should be considered as tangible assets.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In March 2004, in its report on "Mining Assets: Impairment and Business Combinations" the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company applied this consensus and others within this EITF report using the technical reports on the measured and indicated reserves on its Belahouro property. The Company concluded that the acquisition costs of $7,694,024 relating to the Belahouro property was not impaired.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expensed as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred on the Belahouro property, other than its acquisition cost, and its other mineral properties have been expensed as incurred.

e) The Company has classified investments, which are recorded at cost as to Canadian GAAP as available for sale securities. Under U.S. GAAP, available for sale securities are carried at fair values with unrealized gains or losses reflected as a component of comprehensive income.

f) For purposes of the reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the Company, other accumulated comprehensive income comprises only unrealized gains or losses on available for sale securities.

g) Under U.S. GAAP, interest is required to be capitalized for qualifying assets and is intended to be that portion of the interest cost incurred during the assets' acquisition periods, which theoretically could have been avoided if expenditures for the assets had not been made.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

h) Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", recommends but does not require, companies establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected to account for stock-based compensation using SFAS 123 beginning with the fiscal year ended June 30, 2004. Accordingly, compensation cost for stock options is measured at the fair value of options granted. In accordance with the transition provisions of Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", which permits permits the use of the prospective application method, the Company recorded a charge in the statement of operations of $17,646 upon adoption, being the fair value of stock options granted during the fiscal year ended June 30, 2004.

For the year ended June 30, 2003, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. Since here were no stock options granted during the year ended June 30, 2003, there was no compensation cost to be recognized by the Company.

New accounting and disclosure standards were introduced under Canadian GAAP beginning with the fiscal year ended June 30, 2003 (Note 2). Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended June 30, 2005, 2004 and 2003.

i) Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon termination or removal of any tangible long-lived assets for years beginning after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there were no asset retirement obligations as at June 30, 2005 and 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2004. As described in Note 2, the Company determined there were no asset retirement obligations as at June 30, 2005.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

j) In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets — an amendment of APB Opinion No. 29" ('SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Non- monetary Transactions", to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

k) In December 2004, FASB issued Statement of Financial Accounting Standards No. I23R, "Share Based Payment" (''SEAS l23R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i. Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

ii. Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity's share price.

iii. Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv. Incremental compensation cost for a modification of the terms or conditions of an award is measured comparing the fair value of the modified award with the fair value of the award immediately before modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award's value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
Years ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SPAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Public entities (other that those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

l) In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No.3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.