Form 20-F
period 2006-06-30
GOLDBELT RESOURCES LTD
filed 2006-12-27
CIK 1013785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-28296
GOLDBELT RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
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

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

51,287,747

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☑

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☑

Indicate by a check mark which financial statement item the registrant has elected to follow.

Item 17 ☑ Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Not Applicable

Table of Contents

FORWARD-LOOKING STATEMENTS		5
GLOSSARY OF TERMS AND DEFINITIONS		6
PART 1		9
Item 1. Identity of Directors, Senior Management and Advisers		9
Item 2. Offer Statistics and Expected Timetable		9
Item 3. Key Information		9
A.	Selected financial data	9
B.	Capitalization and Indebtedness	11
C.	Reasons for the offer and use of proceeds	11
D.	Risk factors	11
Item 4. Information on the Company		16
A.	History and Development of Goldbelt Resources	16
B.	Business Overview	18
C.	Organizational Structure	23
D.	Property, Plants and Equipment	23
Item 4A. Unresolved Staff Comments.		31
Item 5. Operating and Financial Review and Prospects		32
A.	Operating results	32
B.	Liquidity and capital resources	33
C.	Research and development, patents and licences, etc	34
D.	Trend information	35
E.	Off-balance sheet arrangements	35
F.	Tabular disclosure of contractual obligations	35
Item 6. Directors, Senior Management and Employees		35
A.	Directors and senior management	35
B.	Compensation	36
C.	Board practices	38
D.	Employees	44
E.	Share Ownership	45
Item 7. Major Shareholders and Related Party Transactions		46
A.	Major shareholders	46
B.	Related Party Transactions	47
C.	Interests of experts and counsel	47
Item 8. Financial Information		47
A.	Consolidated Statements and Other Financial Information	47
B.	Significant Changes	48
Item 9. The Offer and Listing		48
A.	Offer and listing details	48
B.	Plan of distribution	49
C.	Markets	49
D.	Selling shareholders	50
E.	Dilution	50
F.	Expenses of the issue	50

Item 10. Additional Information		50
A.	Share capital	50
B.	Memorandum and articles of association	50
C.	Material Contracts	52
D.	Exchange controls	53
E.	Taxation	53
F.	Dividends and paying agents	54
G.	Statement by experts	54
H.	Documents on display	54
I.	Subsidiary Information	54
Item 11. Quantitative and Qualitative Disclosures About Market Risk.		54

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report under Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects and elsewhere in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

•	estimates of the mineral resources with respect to lands in which we have an interest;

•	our exploration and development plans with respect to lands in which we have an interest;

•	our future stability and growth prospects;

•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

•	our future profitability and capital needs, including capital expenditures;

•	the outlook for and other future developments in our affairs or in the industries in which we participate; and

•	the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under “Risk Factors”.

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

GLOSSARY OF TERMS AND DEFINITIONS

The following is a glossary of technical terms which are used in this registration statement to describe Goldbelt Resources’ business.

“Au” means gold.

“diamond drill” means a type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The hollow-centered cutting bit is attached to the end of long hollow drill rods that are rotated and through which water is pumped to the cutting face of the bit. The drill cuts a circle, the rock core of which is recovered in long cylindrical sections, an inch or more in diameter.

“dilution” means the incorporation of waste or low grade rock with ore during the mining process resulting in lower grade.

“disseminated ore” means a scattered distribution of generally fine-grained metal bearing minerals throughout a rock body, in sufficient quantity to make the deposit an ore.

“dollars” or “$” means Canadian currency unless otherwise indicated.

“exploration” means prospecting, diamond drilling and other work involved in searching for ore bodies.

“grade” the weight of valuable minerals in each tonne of ore.

“g/t” means grams per tonne.

“Indicated Mineral Resource” is a term defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and adopted in Canadian National Instrument 43-101 Standards for Disclosure of Mineral Projects (“NI 43-101”) as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity.

“mineralization” means rock containing an undetermined amount of minerals or metals.

“Mineral Reserve” is a term defined by the CIM and adopted in NI 43-101 as meaning the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. (Note below the definition of “Reserve” found in the U.S. Securities and Exchange Commission Industry Guide 7)

“Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineral zone” means a mineral-bearing belt or area.

“Ore” is a natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated.

“oz/t” means Troy ounces per short ton.

“percussion drill” means a drill that operates by having the drill bit fall with force onto the rock.

“preliminary assessment” means an assessment that may be disclosed under NI 43-101 if made by a qualified person, notwithstanding that it includes an economic evaluation which uses inferred mineral resources, provided that such disclosure includes a proximate statement that the assessment is preliminary in nature, that it includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized; a preliminary assessment is sometimes referred to as a “scoping study”.

“Reserve” is a term defined by Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) as meaning that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 classifies reserves as either “Proven (Measured)” or “Probable (Indicated)”. Proven (measured) reserves are those for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable (indicated) reserves are those for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation. Note: SEC staff has traditionally required a “bankable” or “final” feasibility study before reserves may be designed for purposes of meeting the requirements of Industry Guide 7.

“resource” or “Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“tonne” means metric tonne (2,204 pounds).

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

A.    Selected Financial Data

The selected financial data appearing below for the fiscal years ended June 30, 2006, 2005, 2004, 2003 and 2002 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements of Goldbelt Resources that appear elsewhere herein.

Goldbelt Resources’ financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the table below is presented in accordance with Canadian GAAP. For the years ended June 30, 2006, 2005 and 2004, the reconciliation of the Net Loss and Net Loss Per Share to a U.S. GAAP basis is presented in Note 12 of the June 30, 2006 financial statements. The principal differences between Canadian GAAP and US GAAP that affect Goldbelt Resources’ income and shareholders’ equity relate to those items described in Note 12 of Goldbelt Resources’ June 30, 2006 financial statements appearing elsewhere herein.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, Goldbelt Resources’ audited Consolidated Financial Statements appearing elsewhere in this annual report. The differences between US GAAP and Canadian GAAP are described in Note 12 to the accompanying June 30, 2006 audited financial statements. Significant accounting policies applied in preparing Goldbelt Resources’ financial statements are set out in Note 2 to the accompanying audited financial statements.

SELECTED FINANCIAL DATA UNDER CANADIAN GAAP

	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(3,515,323)	(1,767,641)	(444,039)	(164,986)	(113,494)
Other income	202,708	31,122	979,960	6,928	6,949
Income (loss) from operations	(3,312,615)	(1,736,519)	535,921	(158,058)	(106,545)
Income (loss) from continuing operations	(3,312,615)	(1,736,519)	535,921	(158,058)	(106,545)
Net income (loss)	(3,312,615)	(1,736,519)	535,921	(158,058)	(106,545)
Earnings (loss) per Share	(0.09)	(0.10)	0.08	(0.03)	(0.02)
Earnings (loss) from operations per share	(0.09)	(0.10)	0.08	(0.03)	(0.02)
Earnings (loss) from continuing operations per share	(0.09)	(0.10)	0.08	(0.03)	(0.02)
Diluted earnings (loss) per share	(0.09)	(0.10)	0.07	(0.03)	(0.02)
Total Assets	20,681,494	14,862,378	1,074,334	361,565	479,301
Net Assets	20,311,485	11,031,761	1,057,933	24,366	182,424
Dividends per share	-	-	-	-	-
Retained Earnings (Deficit)	(4,671,271)	(1,358,656)	377,863	(158,058)	(48,194,465)
Capital Stock	23,242,232	11,737,625	662,424	182,424	48,124,162
Weighted Average Number of Shares	38,475,471	17,274,397	6,834,589	4,655,137	4,655,137

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. On November 30, 2006 a Canadian dollar (C$1.00) was exchangeable for US$0.8819 on the basis applied in the following table, which sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Period	At Period End	Average Rate	High	Low
	(all figures in US$ per C$)

Month ended November 30, 2006	0.8819	0.8810	0.8928	0.8699
Month ended October 31, 2006	0.8923	0.8873	0.8969	0.8760
Month ended September 30, 2006	0.8979	0.8969	0.9064	0.8851
Month ended August 31, 2006	0.9025	0.8926	0.9047	0.8790
Month ended July 31, 2006	0.8840	0.8879	0.9056	0.8726
Month ended June 30, 2006	0.8930	0.8987	0.9106	0.8904

Year ended June 30, 2006	0.8930	0.8600	0.9106	0.8039
Year ended June 30, 2005	0.8159	0.8000	0.8493	0.7489
Year ended June 30, 2004	0.7459	0.7441	0.7880	0.7085
Year ended June 30, 2003	0.7376	0.6620	0.7492	0.6264
Year ended June 30, 2002	0.6583	0.6375	0.6622	0.6200

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the offer and use of proceeds

Not applicable.

D.    Risk factors

This section describes some of the risks and uncertainties faced by Goldbelt Resources. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by Goldbelt Resources. Some risks may not be known to Goldbelt Resources and others that are not considered significant or material may turn out to be material. Investment in the common shares of Goldbelt Resources must be considered speculative and risky, since any one or more of the risks could materially impact Goldbelt Resources’ business, its revenues, income, ability to raise required capital and the market price of its common shares.

Risks and Uncertainties

The Company’s business is subject to a number of risks related to its exploration and development projects as well as risks related to the mining industry generally.

Political and Economic Risks of Doing Business in Burkina Faso

All of Goldbelt’s mineral properties are currently located in Burkina Faso, which is a politically stable country with newly developed mining and environmental legislation in place.  The fiscal laws and practices are well established and generally consistent with Western rules and regulations.  However, there is no assurance that future political and economic conditions in this country will not result in its government adopting different policies respecting foreign development and ownership of mineral properties. Any changes in laws, regulations or shifts in political attitudes regarding foreign direct investment in the Burkina Faso mining industry are beyond Goldbelt’s control and may adversely affect its business. Goldbelt’s exploration and development activities may be affected in varying degrees by a variety of economic and political risks, including cancellation or renegotiation of contracts, changes in Burkina Faso’s domestic laws or regulations, changes in tax laws, royalty and tax increases, restrictions on production, price controls, expropriation of property, fluctuations in foreign currency, foreign exchange controls, import and export regulations, restrictions on the export of gold, restrictions on the ability to repatriate earnings and pay dividends offshore, restrictions on the ability to hold foreign currencies in offshore bank accounts, environmental legislation, employment practices and mine safety. In the event of a dispute regarding any of these matters, Goldbelt may be subject to the jurisdiction of courts outside of Canada, which could have adverse implications on the outcome.

Funding Requirements

Goldbelt has limited financial resources, no source of operating cash flow and no assurance that additional funding will be available for further exploration and development of its projects. Goldbelt will require additional financing from external sources to meet its operating and capital requirements. Although Goldbelt has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Goldbelt’s projects with the possible forfeiture of all or parts of its properties.

Risk Associated with Title

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. However, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Competition

Goldbelt competes with other mining companies that have substantially greater financial and technical resources in the search for and the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees with technical skills and experience in the mining industry. There can be no assurance that Goldbelt will be able to compete successfully with others in acquiring mineral concessions and continue to attract and retain skilled and experienced employees.

Management and Dependence on Key Personnel

Goldbelt currently has a small executive management group, which is sufficient for the Company’s present stage of development. Goldbelt has relied, and will continue to rely, upon a number of consultants and others for operating expertise. Goldbelt may need to recruit additional personnel to supplement existing management. Goldbelt’s development to date has largely depended and in the future will continue to depend on the efforts of the current executive management group and the loss of a significant number of the members of this group could have a material adverse effect on Goldbelt, its business and its ability to develop its mineral properties.

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

Dividends

All of Goldbelt’s available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on its common shares in the foreseeable future.

Risks Related to the Gold Mining Industry Generally

The following risks apply to the gold mining industry generally:

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Goldbelt’s properties have proven and probable reserves. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, fluctuations in exchange rates, costs of development, infrastructure and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

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

Goldbelt has engaged expert independent technical consultants to advise it with respect to mineral resources, among other things. Goldbelt believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards.

Gold Prices

Over the years, the price of gold has fluctuated widely. The marketability of gold is affected by numerous factors beyond Goldbelt’s control, including government regulations relating to price, royalties, allowable production and importing and exporting of gold, the effect of which cannot accurately be predicted. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

Environmental and other Regulatory Requirements

Goldbelt’s activities are subject to environmental regulations, which are enacted by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in such a manner that standards for enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Goldbelt’s current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which may be required for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that Goldbelt may undertake. Management of Goldbelt believes that the Company is in substantial compliance with all material laws and regulations, which currently apply to its activities.

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

A.    History and Development of Goldbelt Resources

1.    Name of the Company

The Company’s legal and commercial name is: GOLDBELT RESOURCES LTD.

2.    Incorporation

Goldbelt Resources Ltd. (“Goldbelt”, “Goldbelt Resources” or the “Company”) was incorporated under the Company Act (British Columbia) on July 23, 1976 as a specially limited company with the name of Goldbelt Mines Inc. (Non-Personal Liability) and converted to a limited company pursuant to the Company Act (British Columbia) with the name Goldbelt Mines Inc. on October 5, 1984. The Company amalgamated with North American Metal Corporation on October 22, 1984 as one company with the name Goldbelt Mines Inc., changed its name to Goldbelt Resources Ltd. on July 15, 1991 and amalgamated with Comptoir International du Commerce Ltee on July 9, 1997 as one company with the name Goldbelt Resources Ltd. In August 2001, the Company continued its corporate jurisdiction into Yukon Territory, Canada. On February 16, 2006, the Company continued its corporate jurisdiction into the Province of British Columbia, Canada.

3.    Domicile and Legal Form of Company

Goldbelt Resources exists as a limited liability corporation as indicated above.

Goldbelt Resources’ registered office in Canada is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 (telephone: (604) 687-1224). Its executive office is located at Sterling Tower, 372 Bay Street, Suite 1201, Toronto, Ontario, Canada, M5H 2W9; telephone - (416) 364-0557. Website: www.goldbeltresources.com

Goldbelt Resources is a reporting issuer in British Columbia, Alberta, Ontario and the United States, and is a multiple jurisdiction filer with SEDAR and an EDGAR filer. The Company’s common shares are listed on the TSX Venture Exchange (the TSXV) under the symbol “GLD.V”.

4.    Important Events in Development of Company’s Business

The Company was involved in exploration and development of precious and base mineral deposits in the Republic of Kazakhstan from 1992 to 1998. The Company did not undertake any activity in Kazakhstan from March 1998 until the final disposition of its Kazakhstan mineral interests in March 2001. For the period from December 1998 until July 2000, the Company pursued the acquisition of Regal Petroleum Corporation (“Regal”) and its oil and gas interests in the Ukraine and Romania. The acquisition was never completed as financing could not be arranged. Goldbelt and Regal dissolved plans to merge in July 2000.

In March 2001, the Company sold its last remaining interest in Kazakhstan to Celtic Resources Holdings PLC (“Celtic Holdings”), a public company traded in the United Kingdom and the successor company to Dabney Industries. The Company sold its 60% interest in the Abyz deposit owned by Karagai Gold, its 25% interest in Dostyk Minerals, an exploration company with two mineral licenses in Kazakhstan, and its 50% interest in Kazgold and any claim Kazgold may have to the Leninogorsk tailings deposits. In exchange, Celtic Resources Holdings granted Goldbelt 1.2 million (pre-consolidation) unrestricted, ordinary shares in Celtic Resources Holding, a public company traded in the United Kingdom. In fiscal 2004, the Company disposed of its remaining investments in the shares of Celtic Resources Holdings and Regal for proceeds of $1,217,743 resulting in a gain of $872,239.

On December 8, 1998, the Company’s shares were halted from trading on the Vancouver Stock Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. Effective as of November 20, 2002, the Company’s shares were halted from further trading by the TSX Venture Exchange for failing to maintain Tier 2 Maintenance Requirements and resumed trading on September 25, 2003 on the facilities of the TSX Venture Exchange NEX board.

On March 3, 2005, the Company resumed trading on the TSX Venture Exchange after achieving Tier 2 Maintenance and Minimum Listing Requirements through the acquisition of its Burkina Faso properties and a simultaneous $8,000,000 private placement. On September 18, 2006, the Company met the requirements of TSX Venture Exchange Policy 2.5, and accordingly, the Company’s tier classification changed from Tier 2 to Tier 1.

The Company has undertaken a detailed evaluation of the mineralisation of the Inata Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. In December 2005 the Company submitted an application for an Exploitation License on the Inata Project.

Goldbelt released a Prefeasibility Study for the Inata project on November 1, 2006 which outlined annual production of 106,500oz for the first five years.  The Company believes there is excellent potential to expand the annual production rate as well as the mine life for this project. It is anticipated that results from Goldbelt’s ongoing 2006 exploration program will give rise to an updated resource statement, which will be part of the final feasibility study expected in 2007.

The Company’s acquisition of Resolute (West Africa) Limited (“RWA”) is discussed in detail at Item 4.B.1.

5.    Principal Business and Capital Investment in the Last Five Years

Since the disposition of its properties in Kazakhstan in fiscal 1998 and prior to the acquisition of its mineral properties in Burkina Faso in March 3, 2005, the Company did not incur expenditures on other properties. In fiscal 2006 and 2005, Goldbelt Resources’ principal capital expenditures have been on or in connection with its properties in Burkina Faso.

From 1999 to 2004 there were no financings. In fiscal 2005 the Company raised $8,000,000 via private placement of which $2.9 million was spent on its Burkina Faso properties. The Company acquired these properties for approximately $8 million of which $3.9 million was in the form of shares.

On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant currently located 150 km south of Darwin in the Northern Territory, Australia. Pursuant to the agreement, the Company paid A$2.0 million plus A$200,000 in Australian Goods & Services Tax and a security bond of A$200,000.

As of November 30, 2006, approximately $17 million has been invested in these properties.

6.    Principal Capital Expenditures in Progress

The development of the Inata mining permit, exploration programs and the planned transport, reconstruction and enhancement of a used gold processing plant are the significant expenditures in progress. All exploration has been funded by external financing through issue of securities of Goldbelt Resources.

7.    Takeover Offers

There has been no indication of public takeover offers in respect of Goldbelt Resources’ shares.

B.    Business Overview

1.    The Business of the Company

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured resources”, “indicated resources” and “inferred resources”. We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Goldbelt is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

Goldbelt Resources has been exclusively in the business of acquiring and exploring resource properties. The Company is committed to establishing Goldbelt as a significant and profitable mining company in West Africa by exploring and developing known gold prospects that will create long-life mines. The Company is also focused on maximizing its opportunities for growth through acquisitions and mergers and return on its shareholders’ investment, while being safety conscious and environmentally responsible.

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the “Agreement”), with Resolute Mining Limited (“Resolute”) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute’s 100% owned subsidiary, RWA. The primary assets of RWA were exploration properties in Burkina Faso in western Africa. These permits consisted of the Belahouro exploration permit and additional exploration permits in the rest of the country. The Belahouro exploration permit covered a 1,187 km² area in northern Burkina Faso, close to the Mali-Burkina Faso border.

On March 3, 2005, the Company completed the acquisition (the “Acquisition”) of RWA and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000.

RWA was acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,573,686) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706 and allocated to mineral properties. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000, consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

In January 2006, pursuant to Goldbelt's obligations under the Agreement with Resolute, Goldbelt issued to Resolute 723,982 common shares of the Company and 361,990 common share purchase warrants with a value of $470,588 and allocated to mineral properties. Included in the warrants are 180,995 exercisable at $0.65 until January 13, 2008 and 180,995 exercisable at $0.845 until January 13, 2008.

In April 2006, the Company agreed to issue an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements, Goldbelt issued to Resolute 1,176,471 common shares and 588,326 common share purchase warrants valued at $764,706 and allocated to mineral properties. Included in the warrants are 294,118 exercisable at $0.75 until January 17, 2008 and 294,118 exercisable at $0.98 until January 17, 2008.

Resolute surrendered for cancellation 1,176,471 previously issued Goldbelt warrants exercisable at $0.65 until September 3, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued pursuant to the January 13, 2006 private placement. The remaining 2,588,235 warrants exercisable at $0.65 until September 3, 2006 were exercised in May 2006. On November 3, 2006, Resolute exercised 4,714,932 outstanding warrants to acquire common shares of the Company for proceeds of $2,944,118.

Belahouro tenements and the Inata Project

The Belahouro tenements consist of 12 contiguous tenements, with an area of 2,996 km², and are located approximately 220 km north of Ouagadougou, the capital of Burkina Faso. On December 23, 2005, the Company lodged an application for a mining permit on the Inata Project, within the Belahouro region, with the government of Burkina Faso and is currently awaiting the results of the governmental review of this application, the results of which are expected before the end of calendar 2006. The Inata Project covers an area of 26 km2.

In April 2006 Goldbelt established 948,000 ounces of Measured and Indicated and 190,000 ounces of Inferred Mineral Resources at the Inata Project. The resource statement was prepared and reported as of April 24, 2006 in accordance with NI 43-101 by RSG Global, a qualified resource consulting firm based in Perth, Australia. The Company is in the process of completing an active drilling campaign of 35,000 meters and has completed a pre-feasibility study (the “Study”) on the Inata Project. The Study concludes that Inata will process 633,000 ounces of gold with an average annual gold production of 106,500 ounces of gold for the first five years. The Study proposes open pit mining with the ore to be processed through a conventional CIL plant with a design capacity of 1.5 million tonnes per annum. GBM Minerals Engineering Consultants Ltd. was the lead consultant engaged by Goldbelt to oversee completion of the Study. A technical report entitled Prefeasibility Study Report for the Belahouro Gold Mine Project dated September 18, 2006 (the “Prefeasibility Study”) has been furnished to the SEC on Form 6-K on December 22, 2006.

The Company has exercised its option to purchase the Brocks Creek processing plant currently located in northern Australia and is obligated to dismantle this plant at an estimated cost of $1.2 million. The Company is currently assessing the costs to refurbish and transport the plant to Burkina Faso.

Other exploration tenements

In addition to the Belahouro area exploration tenements, Goldbelt has been issued 8 highly prospective exploration tenements. Seven of these exploration tenements cover 1,655 km² in the Houndé and Bougouriba regions located in the southwest part of Burkina Faso and 1 permit covers 65 km² in the Koupela region in the southeast part of Burkina Faso. Goldbelt’s geologists have been actively exploring the Houndé and Bougouriba tenements. To date approximately 17,000 soil and rock samples have been collected and assayed. These geochemical assay results and earlier geophysical survey results are currently being collated to provide an updated geological model of the tenements. The Company completed 6,000 meters of drilling on the Karba permit in Houndé which have shown promising results. Eleven of these holes indicated intervals of 4 meters of 1.67 g/t to 4.47 g/t close to surface.

The Company also completed 2,000 meters of reconnaissance drilling on the Mandiasso and Diosso contiguous tenements in Bougouriba and early drill results have been encouraging. At Mandiasso, 5 holes indicated between 1 g/t and 5.7 g/t over intervals of 2 to 10 meters. At Diosso, 5 holes indicated between 1 and 8 g/t over intervals of 2 to 6 meters, also close to surface. The Company plans to conduct a geophysical exploration program at Karba, Mandiasso and Diosso in order to identify drill targets in 2007. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep these exploration tenements in good standing.

Goldbelt’s plans are to complete the drilling program in Belahouro with the intention of adding to the current resource base at Inata. The Company has completed the major requirements in the approval process for the Inata Mining Permit and once this Mining Permit is received, the Company will negotiate a Mining Convention with the Government of Burkina Faso. The Company has experienced good relations with government officials of Burkina Faso in obtaining and renewing its exploration tenements and in the application process for the Inata Mining Permit and expects this relationship to continue in developing its mining projects in the country. The Company is progressing with the plans for dismantling the Brocks Creek process plant in Australia and the associated refurbishment. This process plant will be incorporated into the Inata feasibility study. The Company has received promising results from its 2006 drill programs in its other exploration tenements at Houndé and Bougouriba in south-west Burkina, and will accordingly focus its future exploration activities on recognized target areas. Goldbelt remains open to the review of opportunities for possible merger or acquisition of mineral properties in Africa, particularly West Africa.

The climate in Burkina Faso permits the Company to conduct its exploration work year round with some interruptions during the rainy season in May to July. Goldbelt Resources has not encountered difficulties in complying with regulations regarding environmental protection.

The Company does not own any patents, trademarks or franchises that may materially affect its business. The Company, through its subsidiaries, is the registered owner of the 20 exploration permits and 1 mining permit (undergoing approval) described above.

The Company has not earned any revenues in the past three years and is currently focused on the development of its mineral properties in Burkina Faso.

2.    Effect of Government Regulation

All of Goldbelt’s mineral properties are currently located in Burkina Faso, which is a politically stable country with newly developed mining and environmental legislation in place.  The fiscal laws and practices are well established and generally consistent with Western rules and regulations.  However, there is no assurance that future political and economic conditions in this country will not result in its government adopting different policies respecting foreign development and ownership of mineral properties. Any changes in laws, regulations or shifts in political attitudes regarding foreign direct investment in the Burkina Faso mining industry are beyond its control and may adversely affect its business. Goldbelt’s exploration and development activities may be affected in varying degrees by a variety of economic and political risks, including cancellation or renegotiation of contracts, changes in Burkina Faso domestic laws or regulations, changes in tax laws, royalty and tax increases, restrictions on production, price controls, expropriation of property, fluctuations in foreign currency, foreign exchange controls, import and export regulations, restrictions on the export of gold, restrictions on the ability to repatriate earnings and pay dividends offshore, restrictions on the ability to hold foreign currencies in offshore bank accounts, environmental legislation, employment practices and mine safety. In the event of a dispute regarding any of these matters, Goldbelt may be subject to the jurisdiction of courts outside of Canada, which could have adverse implications on the outcome.

C.    Organizational Structure

The following chart presents the Company’s legal corporate structure, jurisdictions of incorporation and percentage ownership of its significant subsidiaries.

D.    Property, Plants and Equipment

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured resources”, “indicated resources” and “inferred resources”. We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Inata Project - Property Description and Location

The Inata Project is the Company’s most advanced exploration license. The Inata Project covers an area of 26 km² which overlies all the known Inata trend mineral resources within the western portion of this previously permitted area.

The following reports were published in the last 24 months and present information related to the Inata project which is the Company’s material property. They were prepared pursuant to the provisions of NI 43-101 in Canada and filed on EDGAR:

(a)
Report entitled “Prefeasibility Report for the Belahouro Gold Mine Project, Burkina Faso” (the “Study”) and dated September 18, 2006. This report was prepared by GBM Consultants, Engineers and Contractors, independent “Qualified Persons” within the meaning of section 1.4 of NI 43-101.

(b)
Report entitled “Inata, Minfo and Sayouba Deposits - Database Review, Geological Modelling, and Resource Estimate” (the “RSG Report II”) and dated April 30, 2006. This report was prepared by Beau Nicholls, BSc., Geology, David Slater, B.App.Sci. (Geol.), and D Slater, B.App.Sci. (Geology), under the supervision of Brett Gossage, B.App.Sci (Geology), employees of RSG Global (“RSG”) of Perth, Australia and independent “Qualified Persons” within the meaning of section 1.4 of NI 43-101.

(c)
Report entitled “Analysis of Technical Criteria for the Belahouro Gold Mine Project, Burkina Faso, for Goldbelt Resources Limited” dated December 2, 2005, prepared by or under the supervision of Michael Short (C. Eng.) and Alex Mitchell (C. Eng.), employees of GBM and Qualified Persons under NI 43-101.

(d)
Report entitled “Belahouro Gold Project, Burkina Faso, West Africa, Inata Deposits - Database Review, Geological Modelling and Resource Estimate, September 2005 Update” (the “RSG Report I”) and dated September 30, 2005 which was prepared by or under the supervision of Beau Nicholls, BSc., Geology, David Slater, B. App Sci. (Geol.), and Brett Gossage, BAppSc (Geology), employees of RSG and independent “Qualified Persons” within the meaning of section 1.4 of NI 43-101.

(e)
Report entitled “Belahouro Gold Project, Burkina Faso, West Africa, Independent Technical Report” and dated June 23, 2005 which was prepared by or under the supervision of Beau Nicholls, BSc., Geology, David Slater, B. App Sci. (Geol.), and Brett Gossage, BAppSc (Geology), employees of RSG and independent “Qualified Persons” within the meaning of section 1.4 of NI 43-101.

The Belahouro tenements are located approximately 220 km north of Ouagadougou, the capital of Burkina Faso. Goldbelt initially acquired a permit within the Belahouro region which covered an area of 1,187 km² and had an expiry date of April 3, 2006. In accordance with Burkina Faso mining laws, the Company was required to apply for a mining permit within the term of this permit and no later than three months prior to the final expiry date of April 3, 2006.

The Belahouro Permit was granted to BHP Minerals International Exploration Inc. in October 1994. The first renewal was granted in October 1998, the second renewal, with a subsequent reduction in area, was granted in October 2001 and a third renewal, for a period of 1.5 years, was granted in October 2004. In July 2006, the Company received 10 new exploration permits which replaced the original Belahouro permit. On December 23, 2005, the Company lodged an application for a mining permit on the Inata Project with the government of Burkina Faso. On November 27, 2006 the Company has been advised that the National Commission for Mines has given a positive notice in its review of the project. The application has successfully progressed to the final stage in the approval process.

The government maintains a 10% carried interest in all permits within the country. This government interest does not vest until the Exploitation Stage. The property is subject to a 3% royalty on gross sales payable to the Burkina Faso government and a 2.5% royalty on gross sales payable to a third party. The permit has been granted to the Company by the Ministère des Mines, des Carrières et de l'Energie and cannot be contested by any other company.

At the time of application for the Inata mining permit, the Company applied for and subsequently received (in July and August 2006) 10 new contiguous exploration tenements covering an area of 2,224 km² which includes the original area of the previous Belahouro permit. The Company has 2 additional tenements covering an area of 496 km² which are contiguous to these tenements and which were granted in August 2005 and April 2006. These 12 exploration tenements and the Inata mining permit application together cover an area of 2,720 km² within the Belahouro region.

The Company is in the process of completing an active drilling campaign of 35,000 meters and recently completed a pre-feasibility Study on the Inata Project. The focus of this drilling campaign which has incurred approximately $1.2 million in direct drilling costs, is the expansion and definition of the resources at Inata and developing further resources within the Belahouro tenements. The expanded Inata resource base will form the nucleus of the Inata feasibility study, which is expected to be completed in calendar 2007.

The Pre-Feasibility Study is based on the resources published in April, 2006. The Study concludes that Inata will process 633,000 ounces of gold with an average annual gold production of 106,500 ounces of gold for the first five years. The average cash operating cost will be US$290 per ounce over a 6.1 year mine life. The Study is based on mineable reserves of 9.2 million tonnes of ore with an average grade of 2.15 grams per tonne calculated at an un-hedged gold price of US$550 per ounce. The Study proposes open pit mining with the ore to be processed through a conventional CIL plant with a design capacity of 1.5 million tonnes per annum. Oxide ore will be the main mill feed for the early part of the project life, and average gold recoveries are estimated at 95% for the first four years, and 93% thereafter. The Study reports a Net Present Value of US$44 million at a 5% discount rate and an Internal Rate of Return of 28%. Total capital costs are estimated to be US$65.8 million.

In April 2006, Goldbelt established 948,000 ounces of Measured Mineral Resources and Indicated Mineral Resources and 190,000 ounces of Inferred Mineral Resources at the Inata Project. The resource statement was prepared and reported as of April 24, 2006 in accordance with NI 43-101 by RSG Global, a qualified resource consulting firm based in Perth, Australia.

The Company has exercised its option to purchase the Tanami processing plant currently located in northern Australia and is obligated to dismantle this plant at an estimated cost of $1.2 million. The Company is currently assessing the costs to refurbish and transport the plant to Burkina Faso. The economic analysis in the above mentioned Study included costs for a new plant. It is expected that as a result of this acquisition there will be an improvement in the capital cost and schedule in the final feasibility study.

A major component of the 2006 drill program included resource expansion drilling at Inata. GBM has identified in the Prefeasibility Study that significant potential exists to identify further resources at the Souma and Fété Kolé Trends. It is believed that mineralization controls on the Inata, Minfo and Sayouba deposits are generally well understood, allowing effective targeting for future exploration programs including further step out drilling for the development of known resources along strike and down dip of the current Inata North, Central and South deposits.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Inata Project is located close to the international border with Mali in north-central Burkina Faso, approximately 220km north-northeast of the capital Ouagadougou. The nearest town to the project is Djibo, approximately 60km to the southeast.

Access to the Inata Project is either via 200km of gravel road from Ouagadougou to Kongoussi and Djibo, or via 180km of sealed road to Ouahigouya and then 110km of gravel road to Djibo. From Djibo to the project is approximately 60km along unsealed village tracks. Access to Belahouro is more difficult during the monsoonal season due to heavy flooding within drainages and inundation of broader, low-lying areas.

Burkina Faso is typical of Sudanian and Sahel areas immediately south of the Sahara Desert. The Inata project exhibits slightly undulating topography with peneplain relief. Vegetation throughout the project areas is generally of savannah type with trees of karib, nere and baobab. Northern Burkina Faso has an arid climate, with a well-defined rainy season from July to September. Average rainfall is approximately 500mm per annum with temperatures reaching over 45ºC during the hottest part of the year (March to May).

Over 80% of the population of Burkina Faso is engaged in subsistence agriculture and nomadic stock keeping. A significant proportion of the male labour force migrates annually to neighbouring countries, particularly Ghana and Cote D'Ivoire, for seasonal employment. Most workers are employed in the agriculture sector growing peanuts, shea nuts, cotton, millet, corn rice, sesame sorghum and tending livestock. Burkina Faso exports cotton, animal products and gold, and imports machinery, food products and petroleum.

Belahouro is the largest permanent village located approximately 30km east of the Inata project. A number of nomadic communities exist in the surrounding district. These communities survive on subsistence farming and small artisan gold mining operations. The artisan workings are based on outcropping mineralisation and the reworking of anomalous laterite gravels.

As is common in most of the countries in this part of West Africa, regional infrastructure in Burkina Faso is poor, with few sealed roads and limited power distribution. Water during the dry season in Belahouro is only available from limited water bores operated by hand pumps. Village housing is a combination of mud huts and portable straw huts.

The Goldbelt central camp situated near the Belahouro village has 2 generators, comfortable accommodation for up to 40 people, 30,000 litre diesel storage and a permanent supply of bore water.

History

Exploration at Belahouro commenced in the early 1980’s with four different operators exploring. The Bureau des Mines et de la Geologie du Burkina (BUMIGEB) explored the Belahouro Project between 1984 and 1991, prior to BHP Mineralis International Exploration (BHP) being granted tenure over Belahouro in 1994. Subsequently, Resolute Limited (Resolute) entered into a joint venture with BHP. The Resolute-BHP joint venture was in effect from 1998-2001 after which the concession was operated by Resolute which continued the program on its own.

In February 2004, Goldbelt entered into an agreement with Resolute for the acquisition of Resolute's 100% interest in six gold exploration properties in Burkina Faso. The properties are known as the Belahouro, Wakui, Karba, Kopoi and Bouhaoun properties which are held by RWA, an indirect subsidiary of Resolute. Goldbelt acquired RWA for cash and securities of Goldbelt in March 2005. Under the agreement, Goldbelt acquired the Burkina Faso assets of Resolute by the purchase from a subsidiary of Resolute of all the outstanding shares of RWA.

Early exploration by BUMIGEB (1984-1991), focused predominately on the regions near the villages of Belahouro and Souma. This exploration targeted quartz veining in the Inata, Souma and Fété Kolé prospect areas. BHP began work at Belahouro in 1994, mapping and interpreting the project geology with the aid of available airborne magnetics. BHP’s exploration included soil geochemistry (“B” horizon soil sampling), which identified numerous gold anomalies. BHP used the soil geochemistry and surface mapping to guide further exploration which included trenching and wide spaced RC and diamond core drilling mainly at Fété Kolé, Inata and Souma.

Resolute, as operators of the Resolute-BHP joint venture from 1998 to 2001, focused exploration activities on the Inata deposit, with minor work also carried out at Souma. The principal objective of the joint venture was to develop the Inata deposit, locate possible mineralised extensions and to outline additional resources at Souma. The exploration completed included RAB, RC, and DD drilling and further soil geochemistry. In addition, other targets were tested including Pali and Fété Kolé as well as other targets elsewhere in the Belahouro property.

After assuming full ownership in 2001, Resolute completed additional rock and soil sampling, ground geophysics (TEM and magnetometer surveys) and additional geological mapping. Detailed Transient Electromagnetic (TEM) data were acquired over Inata in late 2002/2003 using a SiroTEM Mk II transmitter/receiver through a 200m² loop with 200m moves between stations and 400m between traverses. The TEM data appears effective in locating shear zones, and therefore likely zones of gold mineralisation. This data has allowed existing mineralisation to be modelled within a much more detailed geological framework and has therefore led to the generation of new exploration targets. This data will assist follow-up exploration.

Production History

The historic production derived from the Belahouro artisanal workings is unknown. Artisan workings to the west and outside of the Inata Central resource visibly have small “manhole” shafts down 15 to 20m and represent an insignificant amount of material removed from any potential insitu resource at Inata. The artisan workings at Inata are not extensive and have mostly been created by illegal miners. BHP and Resolute established control over artisanal operations from the late 1990’s in order to restrict any activity over the known Inata resource areas. Goldbelt has and is continuing to enforce this control. The Inata area has also been and is currently protected by government regulations.

Geological Setting

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post kinematic granite and gabbro intrusions dispersed within sedimentary and tuffaceous schists. A prominent marker horizon consisting of black iron-bearing quartzite lenses is observed within the volcano-sedimentary succession. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralising events. Tarkwaian facies arkosic sandstone overlies the volcano-sedimentary sequence at the eastern border of the Belahouro granite.

The project can be separated into three principal geological domains. The Damba-Inata domain occurs in the westernmost portion of the project area. Central to the property is the Belahouro-Sona Basin, and the Fété Kolé province occurs in the eastern region.

The Damba-Inata trend is dominated by metasediments and intermediate to mafic volcanics and volcanoclastics. To the west of the Inata trend, strong magnetic signatures are present in aeromagnetic data indicating the presence of mafic volcanics or sedimentary derivatives. The trend varies over the strike of the prospect, from north-northwest in the south to north in the central area and north-northeast in the northern area.

The Belahouro-Sona Basin consists of turbiditic metasediments and minor volcanoclastics and provides the key elements to comprehension of the regional tectonic framework subsequent to basin formation. The basin is bounded to the east, west and south by early basin forming structures (D1) that have later been reactivated in subsequent phases of compressional deformation (D2). Arcuate, generally south dipping thrusts abut the southern margin of the basin indicating a significant north-south compressional event (D3). Late mineralised (D4) 040° and 330° faults crosscut the entire basin and adjacent volcano-sedimentary terranes.

Fété Kolé to the east of the Sona Basin, is a complex of felsic to mafic volcanics and sedimentary derivatives, and various pre-, syn- and post deformation granitoid intrusions. The final phase of intrusion is gabbroic, which is also associated with minor volcanic ultramafic sequences.

The basement geology of the Belahouro Gold Project represents part of the Baoulé-Mossi Domain of the West African Craton which is mainly formed by Birimian volcano-sedimentary series, which dominates the basement geology of the West African Shield. The Birimian Series is composed of volcanic and plutonic bodies (basalt, andesite, rhyolite, rhyodacite, dacite, felsic tuff, gabbro, diorite and ultramafic rocks) distributed within a generally schistose and vertically titled sedimentary and tuffaceous succession of black shale, sandstone, pelitic schists, tuffaceous schist, greywacke, quartzite and chert. This basement succession is overlain by Tarkwaian siliceous and arkosic sandstone and conglomerate.

The Birimian Series of West Africa is host to some of the largest gold deposits in the world, including Sadiola, Yatela, Morila and Syama in Mali, Obuasi, Bogosu, Prestea and Bibiani in Ghana, and Siguiri in Guinea.

Project Geology

The Birimian volcano-sedimentary series was extensively deformed and metamorphosed during the Eburnean Orogeny. Metamorphic mineral assemblages reflect low-grade regional metamorphism to greenschist facies. However, in the Belahouro-Souma area, kyanite bearing mica schist and pelite indicate higher grade metamorphic regime. The succession is strongly affected by polyphase deformation displaying recumbent folding and strong sub vertical dominant schistosity with transposed bedding plans in some areas. Syn to post-tectonic granitoids intrude the basement succession.

The entire stratigraphy has been intruded by massive post Birimian dolerite dykes and sills with higher magnetic susceptibility that makes them readily distinguishable in airborne magnetic data. Throughout the Belahouro Project exposures of the Birimian basement succession are rare. Weathering is extensive, persisting up to 100 metres depth with a typical lateritic profile.

The gross structure of the Belahouro Project relies on interpretation of the airborne magnetic data. Gold mineralisation is dominantly associated with stockwork and sheeted quartz-carbonate-sulphide veining, stockworks of albite-carbonate-sulphide veinlets, or as sulphidic haematitic breccia.

Pyrite is the dominant sulphide species, present as discreet poikilitic euhedra ranging from a fraction to a few millimetres in size, largely confined to vein margins or disseminated within alteration selvedges. Traces of other sulphides, principally chalcopyrite, galena, pyrrhotite, arsenopyrite, bornite, tennantite, linneite and mackinauwite are present as veins, fracture fillings and localized disseminations adjacent to veins. Gold is largely developed within fractures in pyrite grains, rarely larger than 50 microns, and is non-refractory.

Extensive weathering and lateritisation of the mineralisation and surrounding host rocks has occurred. The base of oxidation extends to over 60m in places, but may be locally depressed within zones of fracturing and brecciation. There appears to be little evidence of depletion and corresponding supergene enrichment within the weathering profile, and the width and grade of primary mineralised zones appears to be minimally different than their equivalents within the saprolite profile.

Mineralisation

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralisation, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralisation is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are structurally rather than lithologically controlled, however the dominance of structural control invariably increases in a manner commensurate with the metamorphic grade.

The principal gold mineralisation within the Belahouro Project is confined to the Inata and Souma Trends. The three Inata deposits (North, Central and South) are located over a strike length of 4km. The deposits are interpreted to be related to the same structural event and are associated with shearing. The Inata Central and Inata South represent the same mineralised trend, separated by lower grade mineralisation and cross-cutting faults. Inata North lies some 300m west of the Inata Central-South trend. The Inata shear trends north-northeast and dips steeply to the west-northwest. Gold mineralisation is present as free grains and is generally associated with carbonate-pyrite alteration within quartz veins.

Sayouba is a small zone (strike 100m) of north-northwest trending gold mineralisation with a dip of 60° to 70° west. It occurs in shale, siltstone, minor intermediate volcanics, and felsic porphyry. The zone is transgressive to the regional foliation (030° to 040°).

Minfo lies on the Minfo-Filio east-west shear zone. The shear zone can be traced over a distance of 20km and is characterised by a wide zone of shearing (up to 400m) associated with a strong aeromagnetic trend. Mineralisation is associated with massive and stringer quartz veining in black shales within an intermediate volcanic shale/siltstone package.

Exploration

Prior to commencement of the Goldbelt exploration programs (February 2004 onwards), considerable exploration was completed by operators BHP and Resolute. Goldbelt’s strategy was designed to define sufficient resources and reserves to justify investigation of the development of a 2,000,000 metric tonnes per annum (“2Mtpa”) CIL processing operation producing approximately 150,000oz to 200,000oz of gold per year. The programs focused primarily on infill drilling of the project resources identified with the objective of improving the confidence category of the identified Mineral Resources.

A secondary objective of the drilling program was to expand the resource base in order to enhance the mine life of a proposed CIL operation. This strategy has been successful, with additional higher grade zones of oxide and primary mineralisation defined. It is hoped that ongoing exploration will continue to identify extensions to existing mineralisation or new mineralisation elsewhere within the permit.

Exploration surveys and interpretations completed to date within the Belahouro Gold Project, have largely been planned, executed and supervised by national and expatriate Goldbelt personnel, supplemented by consultants and contractors for more specialised or technical roles.

Other exploration tenements

In addition to the Belahouro area exploration tenements, Goldbelt has been issued 8 highly prospective exploration tenements. Seven of these exploration tenements cover 1,655 km² in the Houndé and Bougouriba regions located in the southwest part of Burkina Faso and 1 permit covers 65 km² in the Koupela region, in the southeast part of Burkina Faso. Goldbelt’s geologists have been actively exploring the Houndé and Bougouriba tenements. To date approximately 17,000 soil and rock samples have been collected and assayed. These geochemical assay results and earlier geophysical survey results are currently being collated to provide an updated geological model of the tenements. The Company completed 6,000 meters of drilling on the Karba permit in Houndé which have shown promising results.

Eleven of these holes indicated intervals of 4 meters of 1.67 g/t to 4.47 g/t close to surface. The Company also completed 2,000 meters of reconnaissance drilling on the Mandiasso and Diosso contiguous tenements in Bougouriba and early drill results have been encouraging. At Mandiasso, 5 holes indicated between 1 g/t and 5.7 g/t over intervals of 2 to 10 meters. At Diosso, 5 holes indicated between 1 and 8 g/t over intervals of 2 to 6 meters, also close to surface. The Company plans to conduct a geophysical exploration program at Karba, Mandiasso and Diosso in order to identify drill targets in 2007.

Item 4A.     Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.    Operating results.

The following discussion of Goldbelt Resources’ operations and financial condition describes financial data prepared using Canadian GAAP. The differences between US GAAP and Canadian GAAP are described in Note 12 to the accompanying audited financial statements.

Significant accounting policies applied in preparing Goldbelt Resources’ financial statements are set out in Note 2 to the accompanying audited financial statements.

	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002
Expenses	(3,515,323)	(1,767,641)	(444,039)	(164,986)	(113,494)
Other income	202,708	31,122	979,960	6,928	6,949
(Loss) net income for the year	(3,312,615)	(1,736,519)	535,921	(158,058)	(106,545)
(Loss) Earnings per Share	(0.09)	(0.10)	0.08	(0.03)	(0.02)
Total Assets	20,681,494	14,862,378	1,074,334	361,565	479,301
Net Assets	20,311,485	11,031,761	1,057,933	24,366	182,424
Dividends per share	-	-	-	-	-
Retained Earnings (Deficit)	(4,671,271)	(1,358,656)	377,863	(158,058)	(48,194,465)
Capital Stock	23,242,232	11,737,625	662,424	182,424	48,124,162
Weighted Average Number of Shares	38,475,471	17,274,397	6,834,589	4,655,137	4,655,137

The Company's loss for the year was $3,312,615; a loss of $0.09 per share, as compared to a loss of $1,736,519 in 2005; a loss of $0.10 per share. The increase in loss in 2006 is due mostly to the Company having one full year of operations after its March 3, 2005 acquisition of the Burkina Faso properties. Total assets increased from $14,862,378 to $20,681,494. This $5.8 million increase in assets is due mainly to $8 million raised through private placement, warrant and option exercises, $4 million of which was spent on exploration properties and capitalized.

Expenses increased from $1,767,641 in 2005 to $3,515,323 in 2006 reflecting the fact that the Company moved from relatively inactive to active status with the acquisition of its properties. Travel and promotion expenses increased by $278,000 and consulting fees increased by $153,000 due to a full year’s activity on corporate and property matters. Salaries and benefits increased by $473,000 due to a full year’s salary for the President and CEO; a new CFO and two administrative staff who were hired in fiscal Q2 2006. Office and occupancy costs increased by $130,000 and telecommunications increased by $37,000 due to a full year’s occupancy at the Company’s head office in Toronto compared to four months’ occupancy in fiscal 2005. The Company paid $26,000 (2005: $nil) in directors’ fees to non-executive directors based on its new policy of director compensation. Professional fees and shareholder relations declined by $71,000 and $88,000, respectively, as the Company resumed normal activities following the property acquisition in March 2005. Stock-based compensation expense increased by $805,000 as a result of the granting of 3,785,000 stock options in 2006 (2005: 1,325,000 granted). These options were granted to various directors, officers and consultants of the Company. The Black-Scholes option pricing model was used to calculate an estimated fair value which is amortized over the vesting period of the respective options.

Foreign exchange gain included $125,000 (2005: $17,000) relating to the re-measurement of the US dollar denominated Resolute debt which was extinguished in April 2006. Interest income increased to $68,000 (2005: $4,000) due to surplus cash from the March 2005 and subsequent financings in 2006.

Inflation did not affect Goldbelt Resources’ operating results.

Foreign currency fluctuations had a very limited negative effect on Goldbelt Resources’ other income and expenses. The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars and CFA francs (Euro-based) giving rise to potential significant foreign currency transaction exposure which could have a significant impact on the Company’s financial condition and results of operations.

B.    Liquidity and capital resources

The Company’s main sources of financing are its cash balances, equity markets and its outstanding warrants and options. As at June 30, 2006, the Company had cash of $6,119,181 compared to the June 30, 2005 balance of $4,530,762. The overall net increase from June 30, 2005 is due to proceeds obtained from a private placement, exercise of warrants and net of expenditures incurred from the conclusion of the drilling program on the Inata deposit and subsequent technical studies to support the
Company’s Exploitation License Application on the Inata Project as well as general and administrative expenses.

During the third quarter of 2006, the Company raised $2,625,000 through a private placement of $1,000,000, and $1,625,000 from the exercise of 2,500,000 warrants granted as part of the March 2005 offering of units. In the fourth quarter of 2006, the Company received $5,257,000 through the exercise of the remaining 8,088,235 warrants which were granted as part of the March 2005 offering of units. These remaining warrants were exercised before the expiry date of September 3, 2007 as the Company’s share price attained the required trading level and as such triggered the accelerated expiry date of May 10, 2006.

Additional funds were raised through the exercise of agents’ compensation options and warrants for a total of approximately $460,000 and the exercise of 660,000 options by three directors for $66,000. As a result of the $1,000,000 private placement and pursuant to Goldbelt's obligations under the Agreement with Resolute dated November 19, 2004, Goldbelt issued to Resolute 723,982 common shares, 180,995 common share purchase warrants exercisable at $0.65 until January 13, 2008 and 180,995 common share purchase warrants exercisable at $0.845 until January 13, 2008.

As a result of the March 3, 2005 unit offering of $8,000,000, the private placement of $1,000,000, and the exercise of warrants for $1,625,000, the Company completed its obligation to raise $10,625,000 by January 31, 2006 in accordance with the Agreement with Resolute. On April 17, 2006, the Company issued an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise the minimum of $10,625,000 by way of one or more private placements, Goldbelt issued 1,176,471 shares, 294,118 common share purchase warrants exercisable at $0.75 until January 17, 2008 and 294,118 common share purchase warrants exercisable at $0.98 until January 17, 2008. Resolute surrendered 1,176,471 previously issued Goldbelt warrants exercisable at $0.65 until September 3, 2006 and which were subject to an accelerated expiry date of May 10, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement as described above.
At the date of this report, the Company had 4,725,329 warrants outstanding which expire on March 3, 2007 and represent $2,700,000 in cash if all were exercised.

The Company had working capital of $5,866,202 as at June 30, 2006. The Company completed a pre-feasibility study based on the Inata Project in September 2006. On September 27, 2006 , the Company raised $7,980,000 though a private placement of 7,600,000 shares. This placement is intended to principally cover costs related to the planned bankable feasibility study for 2007, additional drilling to expand the resource base on the Belahouro tenements and to actively drill the Houndé and Bougouriba tenements which show significant assay results from the ongoing drilling campaign.

On October 31, 2006 the Company paid A$1 million under the terms of the agreement with Tanami to purchase the Brocks Creek process plant. In November 2006 the Company paid the remaining A$1.2 million under this agreement which includes a A$200,000 security bond at the end of November 2006. The Company is obligated to dismantle this plant which is estimated to cost approximately $1.2 million.

On November 3, 2006 the Company issued 4,714,932 common shares for proceeds of $2,944,118 pursuant to the exercise of all of the 4,714,932 warrants held by Resolute.

The Company has adequate working capital to fund its current requirements.

The Company plans to fund the development of the Inata mine through additional equity and/or debt financing. The Company is actively pursuing sources of financing to proceed towards developing the Inata Project and to further its exploration activities within the Belahouro and other license areas in Burkina Faso. While the Company has been successful in the past in raising financing, there is no guarantee that the Company will be as successful in the future.

C.    Research and development, patents and licenses, etc.

Not applicable.

D.    Trend information

Not applicable.

E.    Off-balance sheet arrangements

We have no material off-balance sheet arrangements.

F.    Tabular disclosure of contractual obligations

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.    Directors and senior management

Paul J. Morgan, 60, Executive Chairman and a Director since March 1992, is a geologist with more than 30 years of mining experience in third-world and developing countries. A Fellow of the Australian Institute of Mining and Metallurgy, he built two gold mines and a rutile/zircon mine in Australia, and is a founding director of Gabriel Resources Ltd. He was previously President and CEO of Regal Petroleum.

Collin Ellison, 59, is Chief Executive Officer of Goldbelt and has more than 30 years experience in developing and placing mines into production. Mr. Ellison was Project Director and Study Manager of the Olympic Dam Project of Western Mining Corporation, General Manager/Project Manager of the Shaimerden zinc-oxide project in Kazakhstan, and managed the preparation of feasibility studies and established development and infrastructure contracts for a number on mining operations worldwide.

Hemdat Sawh, 51, is Chief Financial Officer of Goldbelt and has 16 years experience in the public accounting profession culminating with the position of Principal at Grant Thornton LLP, Chartered Accountants, where he dealt with a number of Canadian public companies operating in the resource sector in Canada, Eastern Europe and Africa. Mr. Sawh commenced his mining industry related career after obtaining a B.Sc. in geology from Concordia University and a post graduate diploma in geology from McGill University prior to obtaining his M.B.A. from York University.

Dr. Peter Turner, 39, was appointed VP Exploration and Business Development on October 27, 2006. Dr. Turner has over 15 years experience in West Africa, having worked extensively in Côte d’Ivoire, Ghana, Mali and Burkina Faso. He has held senior exploration and development roles in Africa, Asia and Australia with many internationally recognized companies, including Golden Star, Placer Dome Asia Pacific and Delta Gold. Peter holds a BSc in Geology, and a PhD concerning Birimian greenstone belts in West Africa.

Dr. Morou Francois Ouedraogo, 50, is Chief Geologist with more than sixteen years of expertise in the West African mining industry. He is the co-author of the United Nations sponsored geological map of West Africa with particular responsibility for Burkina Faso.

Paul Naughton, 58, a Director since March 1992, has founded a number of successful companies over the years, ranging from financial services to oil and gas exploration and mining companies. He is currently a principal in an Australian/US Venture Capital Fund.

Brian C. Irwin, 66, is Corporate Secretary and Director of Goldbelt since April 1996 and has 41 years of corporate and securities law practice. He holds a number of directorship positions mostly relating to the mining sector. He was previously a partner with DuMoulin Black LLP (Securities Law). He presently holds positions in the following publicly listed companies: secretary and director of Callinan Mines Limited, secretary and director of Brazauro Resources Corporation, director of Carlin Gold Corporation, director of Constantine Metal Resources Ltd., director of International Northair Mines Limited and Chairman and Director of Ashton Mining of Canada Ltd.

Laurence D. Marsland, 52, is Director of Goldbelt Resources and has over 25 years experience in the mining industry both in management and precious metals evaluation, development and implementation most recently with Dundee Precious Metals’ Bulgarian mineral assets and previously with Gabriel Resources’ Rosia Montana project in Romania and a variety of other projects in Peru, Central America and Australia.

Elizabeth A. Martin, 50, is Director of Goldbelt Resources and is a Certified Management Accountant with a strong financial background in international exploration and mining projects. She has, over the years, assumed increasingly senior roles in base metal and precious metal companies such as Northgate Mines Inc., WMC Limited, IAMGOLD Corporation and High River Gold Mines Ltd. She has had extensive experience with projects in Burkina Faso, West Africa, Russia and other areas of the world.

There are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of Goldbelt Resources’ board of directors or senior management.

B.    Compensation

The following is a description of all compensation and benefits paid or granted in kind to Goldbelt Resources’ directors and members of its administrative, supervisory and management bodies during the fiscal year ended June 30, 2006 for services in all capacities to the Company.

For purposes of reporting compensation and benefits under governing Canadian securities legislation and policy and stock exchange rules, the following terms are used:

“SAR” is an acronym for “Stock Appreciation Right”, which means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

“LTIP” is an acronym for “Long-term Incentive Plan”, which means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer’s securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The amount of compensation paid to Goldbelt Resources’ directors and members of its administrative, supervisory or management bodies for the last full financial year 2006 is set out below:

Name and Principal Position	Fiscal Year Ended June 30	Annual Compensation			Long Term Compensation			All other Compensation
					Awards		Payouts
		Salary $	Fees $	Other $	Securities Under Options or SARs Granted	Restricted Shares or Restricted Units ($)	LTIP Payouts ($)
Paul J. Morgan Chairman, Former President & CEO	2006 2005 2004 2003	Nil Nil Nil Nil	97,000 52,000 Nil Nil	Nil 184,305 Nil Nil	470,000 275,000 220,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Collin Ellison President & CEO	2006 2005	250,000 65,500	Nil Nil	Nil Nil	1,250,000 Nil	Nil Nil	Nil Nil	Nil Nil
Hemdat Sawh CFO	2006 2005	112,500 Nil	Nil Nil	Nil Nil	200,000 Nil	Nil Nil	Nil Nil	Nil Nil
Dr. Morou Francois Ouedraogo Chief Geologist	2006 2005	72,000 29,200	Nil Nil	Nil Nil	100,000 Nil	Nil Nil	Nil Nil	Nil Nil
Paul Naughton	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 184,305 Nil Nil	445,000 275,000 220,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Brian C. Irwin	2006 2005 2004 2003	Nil Nil Nil Nil	48,000 Nil Nil Nil	Nil Nil Nil Nil	445,000 200,000 220,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Laurence D. Marsland	2006 2005	Nil Nil	Nil Nil	Nil Nil	225,000 200,000	Nil Nil	Nil Nil	Nil Nil
Elizabeth Martin	2006 2005	Nil Nil	Nil Nil	Nil Nil	300,000 Nil	Nil Nil	Nil Nil	Nil Nil

The amount of securities under options that have been issued to Goldbelt Resources’ directors and members of its administrative, supervisory or management bodies and outstanding as at the end of fiscal 2006 is set out below:

Name and Principal Position	Common Shares under Option	Exercise price	Date granted	Expiry date
Paul J. Morgan Chairman, Former President & CEO	220,000 250,000 200,000 75,000	$0.89 $0.62 $0.72 $0.25	February 10, 2006 November 25, 2005 March 9, 2005 July 12, 2004	February 10, 2011 November 25, 2010 March 9, 2010 July 12, 2009
Collin Ellison President & CEO	1,250,0000	$0.69	December 16, 2005	December 16, 2010
Hemdat Sawh CFO	200,000	$0.54	September 26, 2005	September 26, 2010
Dr. Morou Francois Ouedraogo Chief Geologist	100,000	$0.54	September 26, 2005	September 26, 2010
Paul Naughton	220,000 225,000 200,000 75,000	$0.89 $0.62 $0.72 $0.25	February 10, 2006 November 25, 2005 March 9, 2005 July 12, 2004	February 10, 2011 November 25, 2010 March 9, 2010 July 12, 2009
Brian C. Irwin	220,000 225,000 200,000	$0.89 $0.62 $0.72	February 10, 2006 November 25, 2005 March 9, 2005	February 10, 2011 November 25, 2011 March 9, 2010
Laurence D. Marsland	225,000 200,000	$0.62 $0.72	November 25, 2005 March 9, 2005	November 25, 2010 March 9, 2010
Elizabeth Martin	300,000	$0.69	December 16, 2005	December 16, 2010

The Company does not have an LTIP for its executive officers.

As of June 30, 2006, no SARs had been granted.

A total of 3,785,000 options were granted during the last completed financial year ended June 30, 2006. At the date of this statement there were outstanding options in respect of a total of 5,110,000 unissued Common Shares, all of which were held by directors and members of the Company’s administrative, supervisory or management bodies.

The Company does not have any amount set aside or accrued to provide pension, retirement or similar benefits.

C.    Board practices

1.    Term of Office

Under Goldbelt Resources’ Articles the office of director expires at each annual meeting of shareholders. A director holds office as such until the next annual meeting of shareholders when he/she may stand for re-election. The Board of Directors as a group determines in advance of each annual meeting of shareholders who will be put forward for re-election. See item 6.A for the period during which each director has served in that capacity.

Under the Business Corporations Act (British Columbia) annual meetings of shareholders are required to be held in every calendar year and not longer than 15 months after the last annual meeting of shareholders.

2.    Service Contracts

No directors have service contracts providing for benefits upon termination of employment.

3.    Audit Committee and Remuneration Committee

The Company has an executive compensation and corporate governance committee, which reviews executive remuneration.

The audit committee consists of three directors: Elizabeth A. Martin, Paul J. Morgan and Laurence D. Marsland. Elizabeth A. Martin and Laurence D. Marsland are independent directors.

Audit Committee Charter

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of the Company charged with assisting the Board in fulfilling its responsibility to the shareholders and investment community. Its role is to:

(a) serve as an independent and objective party to oversee the Company’s accounting and financial reporting processes, internal control system and audits of its financial statements;

(b) review and appraise the audit efforts of the Company’s external auditors; and

(c) provide an open avenue of communication among the external auditors, financial and senior management and the Board.

Committee Membership

The Board of the Company shall annually appoint a minimum of three directors to the Committee all of whom shall be directors of the Company who are, to the extent practicable, independent of management and free from any material relationship that, in the opinion of the Board, would interfere with the director’s exercise of independent judgment as a member of the Committee.

All members of the Committee must be financially literate, or if not financially literate at the time of their appointments, must become so within a reasonable period of time following their appointments. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

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

Chair of the Committee

The Board shall in each year appoint a Chair of the Committee from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member to act as interim Chair.

The Chairman of the Audit Committee has the responsibility to ensure that the Committee executes its mandate to the satisfaction of the Board.

Specific Role and Responsibilities

In cooperation with the Chief Financial Officer, the Chairman of the Audit Committee will:

•
Prepare the Committee meetings’ agendas to ensure that all tasks of the Committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board.

•	Ensure that follow-up matters are being addressed.

•
Direct the Committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all Committee members to participate and that is conducive to good decision-making. Also ensure that there are private sessions that allow the Committee to meet with the external auditors separately from management and vice-versa.

•
Ensure that the meetings’ minutes properly reflect the discussions, recommendations and disagreements, if any, and that they are circulated in a timely fashion to the other members of the Committee and to the Board subsequently. The Chairman is responsible for reporting to the Board the finding of the Committee.

•	Maintain a close liaison with the Chairman of the Board and cooperate with him on any issue facing the Committee or any special request he might have.

•
Maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management. He will cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company.

•
Promote the annual review of the Committee’s performance including the review of his own performance on a planned basis and encourage ways and means to ensure that the scope of the mandate consistently reflects the requirements of the various regulators, as well as accounting and auditing profession standards.

•	Ensure that communications regarding the Audit Committee’s work and duties in the information circular are accurate.

•	Work with the Executive Compensation and Corporate Governance Committee in the evaluation of the performance of the CFO and the review and establishment of his individual objectives.

Responsibilities

The Committee is responsible to:

Audit
(a) make recommendations to the Board regarding the selection and compensation of the external auditor to be engaged to prepare or issue an auditor’s report or perform other audit, review or attest services for the Company who shall report directly to the Committee;

(b) obtain and review a report from the external auditor at least annually regarding:

(i)	the external auditor’s internal quality-control procedures;

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

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the external auditor and the Company including non-audit services,

(c) evaluate the qualifications, performance and independence of the external auditor, including considering whether the external auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of management and, internal auditors and to present its conclusions with respect to the external auditor to the Board;

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

(f) oversee the work of the external auditor engaged to prepare or issue an auditor’s report or perform other audit, review or attest services for the Company, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(g) pre-approve all non-audit services to be provided to the Company or any of its subsidiaries by the Company’s external auditor;

(h) review the performance of the external auditors;

(i) review with management and the external auditors:

(i)	the Company’s audited financial statements and footnotes, MD&A and any annual or interim earnings press releases before the Company publicly discloses this information;

(ii)	any significant changes required in the external auditors’ audit plan and any serious difficulties or disputes with management encountered during the course of the audit; and

(iii)	other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards,

(j) satisfy itself that the Company’s annual audited financial statements are fairly presented in accordance with applicable Canadian generally accepted accounting principles and recommend to the Board whether the annual financial statements should be approved and included in the Company’s Annual Report;

(k) review with the external auditors and management the quality of the Company’s accounting principles as applied in its financial reporting process and any proposed changes in accounting principles;

(l) satisfy itself that the Company has implemented appropriate systems of internal control over accounting, financial reporting and the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management and financial and business operations and that these are operating effectively;

(m) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

(n) review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(o) perform any other activities consistent with this Charter, the Company’s By-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of Section 4.1(g) above, provided that the pre-approval by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

Meetings

The Chairman will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

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

The performance of the Committee shall be reviewed annually by the Company’s Corporate Governance Committee.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

D.    Employees

At fiscal year end 2006 the Company had 4 full time employees (2005: 1 full time and 2 contract) in Canada, and 20 (2005:15) employees working on a full time basis in Burkina Faso. The Company engages consultants or service firms to attend to requirements on a fee-for-services basis.

The Company anticipates that will change if and when mine development program or mining operations begins. No labour union is certified to represent workers at any site of the Company, nor to bargain with the Company for any employee(s).

E.    Share Ownership

The following sets forth the share ownership and options held by Goldbelt Resources’ directors and members of its administrative, supervisory and management bodies as at November 30, 2006. Percentages are based on there being 63,787,885 Common Shares outstanding at November 30, 2006. All shares are of the same class with the same voting rights.

	Common Share Holdings		Options to Purchase Common Shares
Name and Position with the Company	Number of Shares Held	Percentage of all Issued Shares	Number of Shares Under Options Held	Exercise Price Per Share	Date of Grant	Expiry Date
Paul J. Morgan, Executive Chairman and Director	2,590,400	4.10%	75,000 200,000 250,000 220,000	$0.25 $0.72 $0.62 $0.89	12-Jul, 2004 9-Mar, 2005 25-Nov, 2005 10-Feb, 2006	12-Jul, 2009 9-Mar, 2010 25-Nov, 2010 10-Feb, 2011
Paul G. Naughton, Director	283,500	<1%	75,000 200,000 225,000 220,000	$0.25 $0.72 $0.62 $0.89	12-Jul, 2004 9-Mar, 2005 25-Nov, 2005 10-Feb, 2006	12-Jul, 2009 9-Mar, 2010 25-Nov, 2010 10-Feb, 2011
Brian C. Irwin Secretary and Director	217,500	<1%	200,000 225,000 220,000	$0.72 $0.62 $0.89	9-Mar, 2005 25-Nov, 2005 10-Feb, 2006	9-Mar, 2010 25-Nov, 2010 10-Feb, 2011
Laurence D. Marsland Director	Nil	Nil	200,000 225,000	$0.72 $0.62	9-Mar, 2005 25-Nov, 2005	9-Mar, 2010 25-Nov, 2010
Elizabeth Martin	Nil	Nil	300,000	$0.69	16-Dec, 2005	16-Dec, 2010
Collin Ellison, President and CEO	Nil	Nil	1,250,000	$0.69	16-Dec, 2005	16-Dec, 2010
Hemdat Sawh, CFO	1,000	<1%	200,000	$0.54	26-Sep, 2005	26-Sep, 2010
Morou Francois Ouedraogo, Chief Geologist, West Africa	Nil	Nil	100,000	$0.54	26-Sep, 2005	26-Sep, 2010

Stock Option Plan

The Company has a stock option plan (the “Plan”) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to the lesser of 10% and 9,000,000 of the issued shares in the capital of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. As a result of the Company attaining Tier 1 status on the TSX-V, the Directors, subject to the policies of the TSX-V, may determine and impose terms upon which each option shall become vested in respect of option shares although no vesting period shall be mandatory.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major shareholders

The Company is authorized to issue an unlimited number of common shares without par value. At November 30, 2006 the Company had 63,787,885 outstanding common shares. There are no disproportionate or weighted voting privileges attaching to any shares of the Company.

Goldbelt’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are registered in the name of intermediaries such as brokerage houses and clearinghouses on behalf of their respective clients. Goldbelt does not have knowledge of the beneficial owners thereof. As of November 30, 2006 and to the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company areas follows:

Name	Number of Common Shares	Percentage
Dundee Precious Metals Inc	30,111,494	47.2%

Significant changes in shareholdings over the past 3 years and as at November 30, 2006 are as follows:

	As at November 30, 2006	Year Ended June30, 2006	Year Ended June30, 2005	Year Ended June30, 2004
Resolute Limited	Nil	13,688,099 26.69%	7,529,412 22.04%	-
Dundee Precious Metals Inc.	30,111,494 47.2%	9,038,462 17.62%	5,000,000 13.73%	-

At November 30, 2006 there were a total of 177 registered shareholders of Goldbelt Resources. Of a total 177 shareholders of record, 39 were Canadian holders of an aggregate 54,218,282 common shares, 130 were US shareholders of an aggregate of 5,401,244 common shares.

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

B.    Related Party Transactions

The Company entered into the following transactions with related parties not disclosed elsewhere:

a)    At June 30, 2006, the Company owed $Nil (2005 - $337,848; 2004 - $6,113; 2003 - $302,033) for acquisition and financing costs to directors, which are included within accounts payable and accrued liabilities.

b)    At June 30, 2006, the Company had a prepaid expense amount of $Nil (2005 - $Nil; 2004 - $8,270; 2003 - $378) from funds advanced to a director related entity as a prepayment for disbursements.

c)    During fiscal 2004, the Company paid a director $150,000 in settlement of accounts payable of $254,972 resulting in a gain on settlement of $104,972.

d)    The following table discloses the related party transactions for the financial years as follows:

	Services	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002
Director related entities	Professional fees	-	189,045	69,238	37,868	25,891
Directors	Consulting	-	-	32,273	12,912	-
Directors	Acquisition	-	230,381	-	-	-
Directors	Financing	-	138,229	-	-	-
Director	Management fees	145,000	52,000	-	-	-

C.    Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.    Consolidated Statements and Other Financial Information

See Item 17: Financial Statements

There are no legal or arbitration proceedings in process, pending or threatened against the Company.

B.    Significant Changes

Significant changes since the date of the June 30, 2006 audited financial statements were as follows:

•
On September 27, 2006 , the Company raised $7,980,000 though a private placement of 7,600,000 shares. This placement is intended to principally cover costs related to the planned bankable feasibility study for 2007, additional drilling to expand the resource base on the Belahouro tenements and to actively drill the Houndé and Bougouriba tenements which show significant assay results from the ongoing drilling campaign.

•	On October 31, 2006 the Company paid A$1 million under the terms of the agreement with Tanami to purchase the Brocks Creek process plant.

•	On November 3, 2006 the Company issued 4,714,932 common shares for proceeds of $2,944,118 pursuant to the exercise of all of the 4,714,932 warrants held by Resolute.

•
On November 30, 2006, the Company paid the remaining A$1.2 million under the agreement to purchase the Brocks Creek processing plant, which included a A$200,000 security bond. The Company is obligated to dismantle this plant which is estimated to cost approximately $1.2 million.

Item 9.	The Offer and Listing

A. Offer and listing details

The Company is a reporting issuer in British Columbia, Alberta, Ontario and the United States, and is a multiple jurisdiction filer with SEDAR and an EDGAR filer. Goldbelt common shares are listed on the TSX Venture Exchange (the TSXV) under the symbol “GLD”.

The following is the price history of the Company’s stock on the TSXV:

(a) for the five most recent full financial years

Last Five Full Fiscal Years	High ($)	Low ($)
June 30, 2006	1.55	0.46
June 30, 2005	0.89	0.25
June 30, 2004	0.90	0.03
June 30, 2003	0.09	0.03
June 30, 2002	0.15	0.05

(b)	for each financial quarter of the six most recent full financial years

Year 2006 Fiscal Quarters	High ($)	Low ($)	Year 2005 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.73	0.55	July 1 to September 30	0.56	0.26
October 1 to December 31	0.75	0.48	October 1 to December 31	0.50	0.25
January 1 to March 31	1.37	0.70	January 1 to March 31	0.89	0.36
April 1 to June 30	1.55	0.85	April 1 to June 30	0.79	0.46

Year 2004 Fiscal Quarters	High ($)	Low ($)	Year 2003 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.06	0.03	July 1 to September 30	0.09	0.03
October 1 to December 31	0.18	0.05	October 1 to December 31	0.06	0.05
January 1 to March 31	0.50	0.11	January 1 to March 31	No trade	No trade
April 1 to June 30	0.90	0.35	April 1 to June 30	No trade	No trade

Year 2002 Fiscal Quarters	High ($)	Low ($)	Year 2001 Fiscal Quarters	High ($)	Low ($)
July 1 to September 30	0.11	0.07	July 1 to September 30	No trade	No trade
October 1 to December 31	0.10	0.05	October 1 to December 31	No trade	No trade
January 1 to March 31	0.10	0.06	January 1 to March 31	No trade	No trade
April 1 to June 30	0.15	0.06	April 1 to June 30	0.30	0.20

(c) for each month for the most recent six months

Most Recent Six Months	High ($)	Low ($)
June 2006	1.30	0.85
July 2006	1.24	0.89
August 2006	1.28	1.00
September 2006	1.19	0.95
October 2006	1.15	0.99
November 2006	1.33	1.12

See Item 4.A.4. for discussion of trading suspensions relating to Goldbelt’s common shares.

B.    Plan of distribution

Not applicable.

C.    Markets

See Item 9.A. for discussion of the market for Goldbelt’s securities.

D.    Selling shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.    Share capital

Not applicable.

B.    Memorandum and articles of association

1.    Goldbelt was incorporated under the Company Act (British Columbia) on July 23, 1976 as a specially limited company with the name of Goldbelt Mines Inc. (Non-Personal Liability), converted to a limited company pursuant to the Company Act (British Columbia) with the name Goldbelt Mines Inc. on October 5, 1984, amalgamated with North American Metal Corporation on October 22, 1984 as one company with the name Goldbelt Mines Inc., changed its name to Goldbelt Resources Ltd. on July 15, 1991 and amalgamated with Comptoir International du Commerce Ltee on July 9, 1997 as one company with the name Goldbelt Resources Ltd. In August 2001 the Company continued its corporate jurisdiction into Yukon Territory. On February 16, 2006, the Company continued its corporate jurisdiction into the Province of British Columbia.

Under the British Columbia Business Corporations Act (“BCBA”), Goldbelt Resources is permitted to conduct any lawful business that it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business the Company may conduct.

2.    A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company must disclose in writing the nature and extent of the director’s interest at a meeting of directors and abstain from voting on approval of the matter. The Articles of the Company permit an interested director to be counted in the quorum and the BCBA provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

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

4.    Under the BCBA, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of the Company who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order the Company to purchase the shares of any member at a price determined by the Court.

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

There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire ‘a Canadian business’ or to establish ‘a new Canadian business’ as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

7.    There are no provisions in Goldbelt Resources’ memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8.    There is no provision in the Company’s articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Ontario, Alberta and British Columbia, where the Company is a reporting company, require any person holding or having control of more than 10% of the issued shares of the Company to file insider returns disclosing such share holdings.

9.    The Company’s articles and other constituent documents do not contain provisions governing changes in capital that are more stringent than required by law.

C.    Material Contracts

Resolute Mining Limited

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the “Agreement”) with Resolute Mining Limited (“Resolute”) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute’s 100% owned subsidiary, Resolute (West Africa) Limited (“RWA”). The primary assets of RWA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits.

On March 3, 2005, the Company completed the acquisition (the “Acquisition”) of the subsidiary of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000.

The subsidiary was acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,575,685) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706 and allocated to mineral properties. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

In January 2006, pursuant to Goldbelt's obligations under the Agreement with Resolute, Goldbelt issued to Resolute 723,982 common shares of the Company and 361,990 common share purchase warrants with a value of $470,588 and allocated to mineral properties. Included in the warrants are 180,995 exercisable at $0.65 until January 13, 2008 and 180,995 exercisable at $0.845 until January 13, 2008.

In April 2006, the Company agreed to issue an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements, Goldbelt issued to Resolute 1,176,471 common shares and 588,326 common share purchase warrants valued at $764,706 and allocated to mineral properties. Included in the warrants are 294,118 exercisable at $0.75 until January 17, 2008 and 294,118 exercisable at $0.98 until January 17, 2008.

Resolute surrendered for cancellation 1,176,471 previously issued Goldbelt warrants exercisable at $0.65 until September 3, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement. The remaining 2,588,235 warrants exercisable at $0.65 until September 3, 2006 were exercised in May 2006.

Tanami gold NL

On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant currently located 125km south of Darwin in the Northern Territory, Australia. The Company paid A$2,000,000, A$200,000 Australian Goods and Services Tax and A$200,000 security bond. The Company is obligated to dismantle this plant which is estimated to cost approximately $1,200,000.

D.    Exchange controls

There are no governmental laws, decrees, regulations or other legislation in Canada that affect the export or import of capital, including the availability of cash or cash equivalents for use by the Company, or the remittance of dividends, interest or other payments to nonresident holders of the Company’s shares.

E.    Taxation

The following information concerning the Canadian taxes to which a non-resident of Canada may be subject is of a general nature only. A shareholder or a person considering an investment in the Company’s shares should consult their tax advisers and accountants or tax counsel as to how and to what extent the tax laws and rules of both Canada and of the shareholder’s or potential investor’s own country will or may affect such holdings or investment decision.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company’s non-resident shareholders. Under the tax treaty with the United States, this withholding rate is reduced to 15%. Stock dividends paid to non-residents of Canada are subject to withholding tax at the same rate. For tax purposes, the amount of a stock dividend would generally be equal to the amount by which stated capital is increased by the payment of such dividend. In either event, the Company will provide further information at the time, if such dividend is paid. Interest paid or deemed to be paid on any debt security of the Company held by a non-resident of Canada may also be subject to withholding, depending upon the terms and conditions of the security and the applicable tax treaty.

Unless a US shareholder owned more than 25% of the Company’s issued shares or was not dealing at arm’s length with the Company, capital gains derived from disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-US tax Treaty.

Tax consequences depend upon each investor’s individual circumstances and should be determined in consultation with the investor’s own tax counsel.

F.    Dividends and paying agents

Not applicable.

G.    Statement by experts

Not applicable.

H.    Documents on display

The Company’s annual and periodic reports filed with the U.S. Securities and Exchange Commission may be inspected and copied at the Commission’s public reference facilities in Room 5080, 100F Street, N.E., Washington, D.C., 20549, and at the regional offices of the Commission. The Commission may be reached at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. Reports furnished by the Company with the Commission since November 26, 2002 are also maintained electronically on the Commission’s website, www.sec.gov.

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

Disclosure Controls and Procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of June 30, 2006, have concluded that, as at such date, our disclosure controls and procedures were effective.

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

Goldbelt’s board of directors has determined that Elizabeth A. Martin is an “audit committee financial expert”. Elizabeth A. Martin is independent as that term is defined under the rules and regulations of the New York Stock Exchange.

Item 16B.	Code of Ethics.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and Corporate Controller. We have also adopted a code of ethics that applies to all of our officers and employees. Copies of the codes will be provided to any person without charge upon such person’s request in writing to our Chief Financial Officer at the address set forth on the cover of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services.

We paid the following fees to Davidson & Company LLP in each of the years ended June 30, 2006 and 2005 for professional services:

Fees	2006	2005
Audit	$52,550	$25,000
Interim reviews	8,000	Nil
Income tax preparation	2,750	Nil
Other	Nil	Nil
Total	$63,300	$25,000

The Audit Committee is responsible for overseeing the work of the external audit including approval of audit fees and the pre-approval of all non-audit services provided by the independent auditor.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART 3

Item 17.	Financial Statements

The Company’s financial statements are attached hereto as itemized under Item 19(A) and are incorporated herein by reference. The financial statements were prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles as described in the auditor’s report and in Note 12 to the financial statements. All figures are expressed in Canadian dollars.

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

A. Financial Statements

(i) Auditors' Report.

(ii) Consolidated Balance Sheets as at June 30, 2006 and 2005.

(iii) Consolidated Statements of Operations and Deficit for the years ended June 30, 2006, 2005 and 2004.

(v) Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004.

(vi) Notes to the Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2006

DAVIDSON & COMPANY LLP Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Goldbelt Resources Ltd.

We have audited the consolidated balance sheets of Goldbelt Resources Ltd. as at June 30, 2006 and 2005, and the consolidated statements of operations and (deficit) retained earnings and cash flows for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 4, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to shareholders dated August 4, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 4, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at June 30
(Expressed in Canadian Dollars)

	2006	2005
	$	$

ASSETS
Current
Cash	6,119,181	4,530,762
Receivables	51,284	-
Prepaid expenses	65,746	44,984

	6,236,211	4,575,746
Mill deposit (Note 3)	187,301	-
Equipment (Note 3)	200,622	45,429
Mineral properties (Note 4)	14,057,360	10,241,203

	20,681,494	14,862,378

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	370,009	1,897,029
Due to Resolute Mining Limited (Note 4)	-	1,933,588

	370,009	3,830,617

Shareholders’ equity
Capital stock (Note 5)	23,242,232	11,737,625
Contributed surplus (Note 5)	1,740,524	652,792
Deficit	(4,671,271)	(1,358,656)

	20,311,485	11,031,761

	20,681,494	14,862,378

Nature of operations (Note 1)
Subsequent event (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

“Elizabeth A. Martin”                                     “Paul J. Morgan”
Director                                                  Director

Goldbelt Resources Ltd.
Consolidated Statements of Operations and (Deficit) Retained Earnings
Years ended June 30
(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$

Expenses
Professional fees	265,231	336,727	99,716
Travel and promotion	651,638	372,696	187,189
Stock-based compensation	1,217,332	412,146	17,646
Consulting fees	299,904	147,000	92,773
Salaries and benefits	564,923	91,860	16,021
Transfer agent and filing fees	75,193	88,094	10,570
Shareholder relations	188,560	276,955	9,656
Office and occupancy costs	162,329	32,148	8,806
Telecommunications	45,914	9,358	1,662
Directors’ fees	26,395	-	-
Amortization	17,904	657	-

Loss before other items	(3,515,323)	(1,767,641)	(444,039)

Other items
Foreign exchange gain (loss)	134,463	26,871	(1,188)
Interest income	68,245	4,251	3,937
Gain on sale of long-term investments (Note 1)	-	-	872,239
Gain on settlement of accounts payable (Note 6)	-	-	104,972

	202,708	31,122	979,960

(Loss) net income for the year	(3,312,615)	(1,736,519)	535,921

(Deficit) retained earnings, beginning of year	(1,358,656)	377,863	(158,058)

(Deficit) retained earnings, end of year	(4,671,271)	(1,358,656)	377,863

(Loss) Earnings per common share

Basic	(0.09)	(0.10)	0.08

Diluted	(0.09)	(0.10)	0.07

Weighted average number of common shares

Basic	38,475,471	17,274,397	6,834,589

Diluted	38,475,471	17,274,397	8,209,589

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Consolidated Statements of Cash Flows
Years ended June 30
(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$

Cash flows used in operating activities
(Loss) net income for the year	(3,312,615)	(1,736,519)	535,921
Items not affecting cash:
Amortization	17,904	657	-
Stock-based compensation	1,217,332	412,146	17,646
Gain on sale of investments	-	-	872,239)
Gain on settlement of accounts payable	-	-	(104,972)
Gain on foreign exchange	(125,419)	(17,468)	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	(20,850)	3,823	(2,361)
Increase in prepaid expenses	(19,358)	(20,055)	(9,366)
(Decrease) increase in accounts payable and accrued liabilities	(186,870)	220,065	(215,826)

Net cash used in operating activities	(2,429,876)	(1,137,351)	(651,197)

Cash flows used in investing activities
Acquisition of mineral properties	(3,805,555)	(717,203)	-
Acquisition of equipment	(182,164)	(36,775)	-
Mill deposit	(187,301)	-	-
Acquisition of subsidiaries	-	(2,183,225)	-
Proceeds from sale of investments	-	-	1,217,463

Net cash (used in) provided by investing activities	(4,175,020)	(2,937,203)	1,217,463

Cash flows from financing activities
Proceeds on issuance of capital stock	8,408,494	8,200,000	480,000
Share issue costs	(215,179)	(653,275)	-

Net cash provided by financing activities	8,193,315	7,546,725	480,000

Increase in cash	1,588,419	3,472,171	1,046,266

Cash, beginning of year	4,530,762	1,058,591	12,325

Cash, end of year	6,119,181	4,530,762	1,058,591

Cash paid for interest	-	-	-

Cash paid for income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

1.     NATURE OF OPERATIONS

Until March 3, 2005 Goldbelt Resources Ltd. (the “Company” or “Goldbelt”) was designated inactive by the TSX Venture Exchange. During fiscal 2004, the Company disposed of its remaining investments in its shares of Celtic Resources Holdings Plc and Regal Petroleum Plc for proceeds of $1,217,463 resulting in a gain of $872,239. The Company subsequently completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 in fiscal 2005 by way of a private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Gold Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company has completed a scoping study, environmental impact study and is in the process of completing a pre-feasibility study of the Inata Gold Project and has applied for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company’s continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES

Sources of GAAP
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant policies are as follows:

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its significant wholly-owned subsidiaries, Resolute (West Africa) Limited (Jersey) and Goldbelt Resources (West Africa) S.A.R.L. (Burkina Faso). All intercompany balances and transactions are eliminated upon consolidation.

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

Cash and cash equivalents
Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Equipment
Equipment is recorded at cost. Amortization of equipment used for exploration and development is capitalized to mineral properties.

Amortization is recorded using the straight-line method based on a useful life of five years for office and field equipment, and three years for computer equipment.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments
Long-term investments in which the Company does not exercise significant influence are recorded at cost. Long-term investments are written down to net-realizable value if there is a decline in their carrying value that is other than temporary.

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

Stock-based compensation
The grants of stock options to officers, directors and consultants are recognized as compensation expense based on the estimated fair value at the date of the grant.

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

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history typical of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation
The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of transactions. Translation gains and losses are reflected in loss for the year.

Comparative figures
Certain comparative figures have been reclassified, where necessary, to conform to the current year’s presentation.

Earnings (loss) per share
Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method it is assumed that the proceeds deemed to be received on the exercise of these instruments are applied to reacquire common shares at the average market price during the year. The effect of potential issuances of shares under options and warrants is presented as follows:

	2006	2005	2004

Basic weighted average number of common shares	38,475,471	17,274,397	6,834,589
Effect of dilutive stock options and warrants	-	-	1,375,000
Diluted weighted average number of common shares	38,475,471	17,274,397	8,209,589

Asset retirement obligation
In fiscal 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At June 30, 2006, the Company has not incurred or committed to any reclamation obligation on its mineral properties.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

3.     EQUIPMENT

	2006	2005
	$	$

Computer equipment	38,748	10,206
Field equipment	158,168	20,960
Office equipment	35,830	19,416
	232,746	50,582

Less: Accumulated amortization
Computer equipment	10,890	1,224
Field equipment	5,195	2,725
Office equipment	16,039	1,204
	32,124	5,153

Net book value
Computer equipment	27,858	8,982
Field equipment	152,973	18,235
Office equipment	19,791	18,212
	200,622	45,429

Mill deposit
On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant currently located 125km south of Darwin in the Northern Territory, Australia. The agreement entails an Australian $200,000 (CAD$187,301) non-refundable deposit which was paid in May 2006. Goldbelt may finalize the purchase of the plant with payment of A$1 million by October 31, 2006 or any time prior to this date with the commencement of removal of the plant, whichever is earlier. A further sum of A$500,000 will be due November 30, 2006 and a final payment of A$300,000 will be due no later than December 29, 2006. An additional payment of A$200,000 will be required should the plant removal be delayed beyond November 30, 2006. Any portion of the additional payment not utilized by Tanami for plant and cleanup costs will be returned to the Company.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

4.     MINERAL PROPERTIES

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the “Agreement”) with Resolute Mining Limited (“Resolute”) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute’s 100% owned subsidiary, Resolute (West Africa) Limited (“RWA”). The primary assets of RWA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits.

On March 3, 2005, the Company completed the acquisition (the “Acquisition”) of the subsidiary of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 5).

The subsidiary was acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,575,685) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706 and allocated to mineral properties. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

In January 2006, pursuant to Goldbelt's obligations under the Agreement with Resolute, Goldbelt issued to Resolute 723,982 common shares of the Company and 361,990 common share purchase warrants with a value of $470,588 and allocated to mineral properties. Included in the warrants are 180,995 exercisable at $0.65 until January 13, 2008 and 180,995 exercisable at $0.845 until January 13, 2008.

In April 2006, the Company agreed to issue an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements, Goldbelt issued to Resolute 1,176,471 common shares and 588,326 common share purchase warrants valued at $764,706 and allocated to mineral properties. Included in the warrants are 294,118 exercisable at $0.75 until January 17, 2008 and 294,118 exercisable at $0.98 until January 17, 2008. Resolute surrendered for cancellation, previously issued 1,176,471 Goldbelt warrants exercisable at $0.65 until September 3, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement as described in Note 5. The remaining 2,588,235 warrants exercisable at $0.65 until September 3, 2006 were exercised in May 2006.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

4.     MINERAL PROPERTIES (continued)

The Acquisition of RWA has been accounted for using the purchase method. The total purchase price of $8,044,147 at March 3, 2005 has been allocated as follows:

Cash	$20,160
Prepaids	13,009
Equipment	14,089
Mineral properties	8,029,872
Accounts payable and accrued liabilities	(32,983)
$8,044,147

	Belahouro	Other permits	Total
	$	$	$

Balance - June 30, 2004	-	-	-
Acquisition from Resolute	7,694,024	335,848	8,029,872
Administrative	48,392	1,464	49,856
Assay and sampling	212,726	149,227	361,953
Camp and general	15,281	483	15,764
Communications	11,657	1,031	12,688
Drilling	1,156,244	-	1,156,244
Equipment amortization	4,496	-	4,496
Field supplies	44,131	-	44,131
Maps	262	88	350
Project engineering	5,398	-	5,398
Repairs and maintenance	17,043	1,715	18,758
Resource and mine engineering	162,923	-	162,923
Safety	3,071	862	3,933
Salaries and benefits	254,067	-	254,067
Taxes	20,360	6,648	27,008
Training	3,668	326	3,994
Travel and fuel	87,577	2,191	89,768
Balance - June 30, 2005	9,741,320	499,883	10,241,203

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

4.     MINERAL PROPERTIES (continued)

	Belahouro	Other permits	Total
	$	$	$

Balance - June 30, 2005	9,741,320	499,883	10,241,203
Acquisition from Resolute	1,183,613	51,681	1,235,294
Administrative	100,116	25,916	126,032
Assay and sampling	165,311	68,308	233,619
Camp and general	42,289	9,125	51,414
Communications	31,800	5,582	37,382
Drilling	382,266	-	382,266
Environmental studies	93,911	746	94,657
Equipment amortization	7,955	-	7,955
Field supplies	77,516	6,198	83,714
Geophysical	14,387	-	14,387
Hydrogeology	15,442	-	15,442
Maps	3,419	241	3,660
Project engineering	386,915	-	386,915
Repairs and maintenance	53,956	12,103	66,059
Resource and mine engineering	275,209	-	275,209
Safety	3,121	602	3,723
Salaries and benefits	418,044	119,892	537,936
Taxes	14,815	47,955	62,770
Training	983	1,204	2,187
Travel and fuel	175,091	20,445	195,536
Expenditures in fiscal 2006	3,446,159	369,998	3,816,157
Balance - June 30, 2006	13,187,479	869,881	14,057,360

The Belahouro exploration license which encompassed an area of 1,187 km² and contained the Inata Gold Project expired in April 2006. The Company has submitted an application for an exploitation license on the Inata Gold Project which covers an area of approximately 26 km². Prior to the expiration of the Belahouro license, the Company applied for and subsequently received 10 new exploration licenses covering an area of 2,474 km². These new licenses include the remaining area of the previous Belahouro license and surround the Inata Gold Project. The Inata Gold Project is subject to a third party royalty of 2.5% and a government royalty of 3% on gross sales.

In addition to the Belahouro area exploration licenses and the Inata Gold Project whose exploitation license application is under review, Goldbelt has been issued ten exploration licenses covering an area of approximately 2,216 km². Two licenses covering 496 km² lie immediately north of the Belahouro exploration permits. Seven licenses are located in the Houndé and Bougouriba provinces of southwestern Burkina Faso covering an area of approximately 1,655 km². The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km² area.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock
	Number		Contributed
	of Shares	Amount	Surplus
		$	$
Authorized
Unlimited number of common shares without par value

Balance June 30, 2003	4,655,137	182,424	-
Issued for cash	3,500,000	480,000	-
Stock-based compensation	-	-	17,646
Balance, June 30, 2004	8,155,137	662,424	17,646
Exercise of warrants	2,000,000	200,000	-
Rounding adjustment	3	-	-
Private placement	16,000,000	8,000,000	-
Shares issued for mineral properties	7,529,412	3,764,706	-
Shares issued for sponsor’s fees	175,000	87,500	-
Shares issued for finder’s fees for mineral properties	250,000	125,000	-
Stock-based compensation	-	-	412,146
Agents’ compensation	-	-	223,000
Share issue costs	-	(1,102,005)	-
Balance, June 30, 2005	34,109,552	11,737,625	652,792
Private placement	1,538,462	1,000,000	-
Exercise of warrants	10,588,235	6,882,353	-
Shares issued for mineral properties	1,900,453	1,235,294	-
Shares issued for settlement of debt	1,670,000	1,808,169	-
Exercise of agents’ compensation warrants	255,398	166,009	-
Exercise of options	660,000	66,000	-
Exercise of agents’ compensation options	565,647	294,132	-
Stock-based compensation	-	-	1,217,332
Agents’ compensation	-	-	25,000
Exercise of options	-	154,600	(154,600)
Share issue costs		(101,950)	-
Balance, June 30, 2006	51,287,747	23,242,232	1,740,524

Included in issued capital stock are 8,530,588 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Private placements

         Fiscal 2005
During fiscal 2005, the Company issued 16,000,000 units for $0.50 per unit for gross proceeds of $8,000,000 consisting of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.65 until September 3, 2006. If the closing price of the shares of the Company on the TSX Venture Exchange exceeds $0.95 for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. The Company paid commissions and issuance costs of $791,505, issued 175,000 common shares valued at $87,500 as sponsor’s fees, and granted to the underwriters compensation options valued at $223,000 to purchase 1,068,550 units, with terms identical to the placement units, exercisable at $0.50 per unit until March 3, 2007.

Fiscal 2006
On January 13, 2006, the Company completed a private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. The Company paid commissions and issuance costs of $76,950; and granted 107,692 common share purchase warrants valued at $25,000 and exercisable at $0.71 per share until January 13, 2007.

Stock option plan
The Company has a stock option plan (the “Plan”) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to a maximum of 5,000,000 shares in the capital of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years. In accordance with current policies of the TSX Venture Exchange (“TSXV”), for so long as the Company is a Tier 2 issuer on the TSXV, options granted under the Plan shall vest and be exercisable as to 25% of the option upon the grant date and as to 12 1/2% every quarter thereafter unless otherwise determined by the directors of the Company and acceptable to the TSXV. At any time after the Company becomes a Tier 1 issuer on the TSXV, the Directors, subject to the policies of the TSXV, may determine and impose terms upon which each option shall become vested in respect of option shares, but no vesting period shall be required. As at June 30, 2006, options to acquire 5,110,000 common shares, including 660,000 subject to shareholders’ approval, were outstanding, of which 2,869,375 were exercisable. Stock option transactions are summarized as follows:

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

	Options		Weighted Average
			Exercise Price
	2006	2005	2006	2005
			$	$
Outstanding, beginning of year	1,985,000	660,000	0.43	0.10
Granted	3,785,000	1,325,000	0.69	0.60
Exercised	(660,000)	-	(0.10)	-
Outstanding, end of year	5,110,000	1,985,000	0.67	0.43

	Number		Exercise	Expiry
Fiscal year granted	of Options		Price	Date
			$
2005	375,000		0.48	December 1, 2007
	150,000		0.25	July 12, 2009
	800,000		0.72	March 9, 2010
2006	500,000		0.54	September 26, 2010
	925,000		0.62	November 25, 2010
	1,550,000		0.69	December 16, 2010
	150,000		0.71	January 9, 2011
	660,000	(1)	0.89	February 10, 2011
Total	5,110,000

(1) These options which were granted to three directors are subject to shareholders’ approval at the Company’s next annual general meeting.

Warrants and agents’ compensation options
The following table reflects the continuity of warrants and compensation options to acquire common shares of the Company for the year ended June 30, 2006:

		Number of common shares
	Exercise	Opening					Closing
Expiry Date	Price	Balance		Issued	Exercised	Cancelled	Balance
	$
September 3, 2006	0.65	11,764,706	(1)	-	(10,588,235)	(1,176,471)	-
March 3, 2007	0.50	1,882,353		-	-	-	1,882,353
March 3, 2007	0.65	1,882,353		-	-	-	1,882,353
March 3, 2007	1.00	125,000		-	-	-	125,000
March 3, 2007	0.65	-	(1)	255,898	(255,398)	-	500
March 3, 2007	0.50	1,602,825	(2)	-	(767,702)	-	835,123
January 13, 2007	0.71	-		107,692	(53,846)	-	53,846
January 13, 2008	0.65	-		180,995	-	-	180,995
January 13, 2008	0.845	-		180,995	-	-	180,995
January 17, 2008	0.75	-		294,118	-	-	294,118
January 17, 2008	0.98	-		294,118	-	-	294,118
		17,527,237		1,313,816	(11,665,181)	(1,176,471)	5,729,401

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The following table reflects the continuity of warrants and compensation options to acquire common shares of the Company for the year ended June 30, 2005:

		Number of common shares
	Exercise	Opening					Closing
Expiry Date	Price	Balance	Issued		Exercised	Cancelled	Balance
	$
September 3, 2006	0.65	-	11,764,706		-	-	11,764,706
March 3, 2007	0.50	-	1,882,353		-	-	1,882,353
March 3, 2007	0.65	-	1,882,353		-	-	1,882,353
March 3, 2007	1.00	-	125,000		-	-	125,000
March 3, 2007	0.50	-	1,602,825	(2)	-	-	1,602,825
		-	17,257,237		-	-	17,257,237

(1)
If the closing price of the shares of the Company on the TSX Venture Exchange exceeds $0.95 for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

(2)
The Company issued 1,068,550 units as agents’ compensation options on the March 3, 2005 private placement. Each agent’s compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. These warrants

Valuation of stock-based compensation and agents’ compensation options
The fair value of 3,785,000 (2005: 1,325,000; 2004: 660,000) options granted during the year ended June 30, 2006 has been estimated at the date of grant using a Black-Scholes option pricing model. The valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.9% (2005: 3.3%; 2004: 4.1%); annualized volatility factor of the expected market price of the Company’s common stock of 70% (2005: 70%; 2004: 110%); weighted average expected life of the options of 5.0 years (2005: 4.3 years; 2004: 5 years), and expected dividend yield of 0% (2005: 0%; 2004: 0%). The resulting weighted average fair value per option granted was $0.42 (2005: $0.14; 2004: $0.05). The estimated fair value of the options is expensed over the vesting period.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The Company recorded a fair value of $25,000 (2005: $223,000) for the 107,692 (2005: 1,068,550) agents’ compensation options granted during the year ended June 30, 2006, using the Black-Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The valuation was calculated with the following assumptions: risk free interest rate of 2.8% (2005: 1.2%); annualized volatility factor of the expected market price of the Company’s common stock of 80% (2005: 70%); expected life of the options of 1 year (2005: 1 year), and expected dividend yield of 0% (2005: 0%).

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.     RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a)	At June 30, 2006, the Company owed $Nil (2005: $337,848) to a director for consulting fees, which are included in accounts payable and accrued liabilities.

b)	During fiscal 2004, the Company paid a director $150,000 in settlement of accounts payable of $254, 972 resulting in a gain on settlement of $104,972.

c)	The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type ofTerms and conditions
Related party	fees		2006	2005	2004
			$	$	$
Directors	Consulting	Normal commercial	145,000	52,000	32,273
Director related entities	Professional	Normal commercial	-	189,045	69,238
Directors	Acquisition	Normal commercial	-	230,381	-
Directors	Financing	Normal commercial	-	138,229	-
			145,000	609,655	101,511

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

7.     INCOME TAXES

a)     A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006	2005	2004
	$	$	$
(Loss) income before income taxes	(3,312,615)	(1,736,519)	535,921
Income (taxes) recovery	1,176,000	616,000	(191,000)
Stock-based compensation not deductible
for income tax purposes	(432,000)	(146,000)	(6,000)
Non-taxable portion of gain
on sale of investments	-	-	155,000
(Unrecognized) recognized benefit of net operating losses	(744,000)	(470,000)	42,000
	-	-	-

b)     Significant components of the Company’s future income tax assets are as follows:

	2006	2005
	$	$
Future income tax assets
Losses available for future periods	1,530,000	917,000
Financing costs	190,000	250,000
	1,720,000	1,167,000
Valuation allowance	(1,720,000)	(1,167,000)
Net future income taxes	-	-

At June 30, 2006, the Company has available for deduction against Canadian future taxable income, non-capital losses of approximately $4,311,000 and unamortized financing costs of approximately $536,000. The losses, if not utilized, will expire through 2016. In addition, the Company has capital loss carry forwards, subject to certain restrictions, for Canadian income tax purposes, which may be carried forward indefinitely, subject to final determination by taxation authorities. Future tax benefits which may arise as a result of these non-capital losses and financing costs have not been recognized in these financial statements and have been offset by a valuation allowance.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

8.     SEGMENTED INFORMATION

All of the Company’s operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Burkina Faso. Geographic information is as follows:

	2006	2005
	$	$
Equipment and mineral properties:
Burkina Faso	14,234,022	10,270,475
Canada	23,960	16,157
	14,257,982	10,286,632

9.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2006 included:
a)     Issuance of 1,176,471 common shares valued at $764,706 pursuant to the acquisition agreement (Note 4).
b)     Issuance of 723,982 common shares valued at $470,588 pursuant to the acquisition agreement (Note 4).
c)     Issuance of 1,670,000 common shares valued at $1,808,169 to settle the Resolute debt (Note 4).
d)      Issuance of 107,692 agents’ compensation warrants valued at $25,000 as agents’ compensation on a private placement (Note 5).
e)     Accounts payable of $212,416 and receivables of $30,434 related to the acquisition of mineral properties.

The significant non-cash transactions during the year ended June 30, 2005 included:
a)      Issuance of 7,529,412 common shares valued at $3,764,706, 250,000 units valued at $125,000 as finder’s fees and a payable of $1,933,588 due to Resolute Mining Limited pursuant to the acquisition agreement (Note 4).
b)      Issuance of 175,000 common shares valued at $87,500 as sponsor’s fees in relation to the private placement completed March 3, 2005 (Note 5).
c)      Issuance of 1,068,550 agents’ compensation units valued at $223,000 as agents’ compensation on a private placement (Note 5).
d)     Accrued liabilities of $1,414,335 related to the acquisition of mineral properties.
e)     Accrual of liabilities $138,230 related to share issuance costs.

There were no non-cash transactions during the year ended June 30, 2004.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

10.    FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11.    SUBSEQUENT EVENT

Subsequent to June 30, 2006 the Company issued 26,923 common shares for proceeds of $19,115 pursuant to the exercise of agents’ warrants.

12.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

a)    Net income (loss) and per share information
	2006	2005	2004
	$	$	$
(Loss) net income under Canadian GAAP	(3,312,615)	(1,736,519)	535,921
Mineral properties expenditures expensed
under U.S. GAAP (Note 12(d))	(2,632,544)	(2,547,179)	-
(Loss) net income under U.S. GAAP	(5,945,159)	(4,283,698)	535,921
(Loss) earnings per share U.S. GAAP
Basic	(0.15)	(0.25)	0.08
Diluted	(0.15)	(0.25)	0.07
Weighted average number of shares outstanding
Basic	38,475,471	17,274,397	6,834,589
Diluted	38,475,471	17,274,397	8,209,589

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

12.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)     Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

	2006	2005
	$	$
Mineral properties
As determined under Canadian GAAP	14,057,360	10,241,203
Adjustment for expenditures expensed (Notes 12 (d))	(5,179,723)	(2,547,179)
Mineral properties as determined under U.S. GAAP	8,877,637	7,694,024

Shareholders’ equity
Capital stock
As determined under Canadian GAAP	23,242,232	11,737,625
Amortization of note discount (Note 12 (e))	(394,285)	(394,285)
Compensation expense (Note 12(f))	717,990	717,990
As determined under U.S. GAAP	23,565,937	12,061,330
Contributed surplus as determined under Canadian GAAP and U.S. GAAP	1,740,524	652,792

Deficit
As determined under Canadian GAAP	(4,671,271)	(1,358,656)
Amortization of note discount (Note 12 (e))	394,285	394,285
Compensation expense (Note 12(f))	(717,990)	(717,990)
Mineral properties expenditures expensed under U.S. GAAP (Note 12 (d))	(5,179,723)	(2,547,179)
As determined under U.S. GAAP	(10,174,699)	(4,229,540)
Shareholders’ equity as determined under U.S. GAAP	15,131,762	8,484,582

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

12.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c)     Statements of cash flows

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of cash flows would be as follows:

	2006	2005	2004
	$	$	$
Net cash used in operating activities
Canadian GAAP	(2,429,876)	(1,137,351)	(651,197)
Mineral properties expensed under U.S. GAAP	(3,805,555)	(717,203)	-
Net cash used in operating activities, U.S. GAAP	(6,235,431)	(1,854,554)	(651,197)
Net cash (used in) provided by investing activities
Canadian GAAP	(4,175,020)	(2,937,203)	1,217,463
Mineral properties expensed under US GAAP	3,805,555	717,203	-
Net cash (used in) provided by investing activities, U.S. GAAP	(369,465)	(2,220,000)	1,217,463
Financing activities
Canadian GAAP and U.S. GAAP	8,193,315	7,546,725	480,000
Increase in cash during the year	1,588,419	3,472,171	1,046,266
Cash, beginning of year	4,530,762	1,058,591	12,325
Cash, end of year	6,119,181	4,530,762	1,058,591

d)
Under Canadian GAAP, the Company accounts for mineral properties as described in Note 2. In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (”FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company considered the effects of this statement on its mineral properties and concluded that the acquisition costs relating to its mineral properties in Burkina Faso should be considered as tangible assets.

Goldbelt Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2006
(Expressed in Canadian Dollars)

12	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In March 2004, in its report on “Mining Assets: Impairment and Business Combinations” the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company applied this consensus and others within this EITF report using the technical reports on the measured and indicated reserves on its Belahouro property. The Company concluded that the acquisition costs of $8,877,637 relating to the Belahouro property was not impaired.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expensed as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred on the Belahouro property, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

e)
Under Canadian GAAP, the Company is required to credit capital stock for the estimated value of the conversion feature of a convertible note and amortized this amount over the term to maturity of the note. The treatment of convertible note under Canadian GAAP is not applicable under U.S. GAAP.

f)
The Company accounts for stock-based compensation as disclosed in Note 2 and accordingly there is no difference between Canadian GAAP and U.S. GAAP for the fiscal years ended June 30, 2006, 2005 and 2004. Prior to fiscal 2004, for U.S. GAAP purposes, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

g)
Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon termination or removal of any tangible long-lived assets for years beginning after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2004. The Company has determined that there were no asset retirement obligations as at June 30, 2006 and 2005.

h)
In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No.3 (“SFAS 154”), which is effective for fiscal years beginning after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

B. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Continuance
1.2*	By-laws
4.1*	Brian C. Wilson consulting agreement
4.2*	Amended and Restated Share Purchase Agreement, dated as of November 19, 2004, among Associated Gold Fields N.L., Resolute Limited and Goldbelt Resources Ltd.
4.3**	Agreement with Tanami Gold NL (Australia) dated May 9, 2006
8.1**	List of Significant subsidiaries
11.1*	Code of Conduct for Chief Executive and Senior Financial Officers
11.2*	Code of Conduct for Officers and Employees
12.1**	Certification of Chief Executive Officer required by 17 CFR 240.13a-14(a)
12.2**	Certification of Chief Financial Officer required by 17 CFR 240.13a-14(a)
13.1**	Certification of Chief Executive Officer required by 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
13.2**	Certification of Chief Financial Officer required by 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

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

                                                            GOLDBELT RESOURCES LTD.
                                                            /s/ Collin Ellison
                                                            Collin Ellison
                                                            President and Chief Executive Officer

Date: December 22, 2006